
10013519

ROYAL GOLD, INC

2010 Annual Report

Cortez
Goldstrike
Leeville
Pascua-Lama
Peñasquito
Andacollo
Voisey's Bay
Siguiri
Canadian Malartic
Gwalia Deeps
Mulatos
Dolores
Robinson
Taparko
Holt
Williams
Bald Mountain
Twin Creeks
Marigold
Wolverine
Las Cruces

World Class Royalty Portfolio



ORPORATE PROFILE

al Gold, Inc. owns and manages royalties primarily on precious metals mines, with a focus on gold. The Company's lty portfolio provides investors with a unique opportunity to capture value in the precious metals sector without urring many of the costs and risks associated with mine operations.

oyalty is simply a right to receive a percentage of production from a mine. By investing in a royalty, Royal Gold buys rcentage of the metal produced from a given property in exchange for a front end payment, without assuming any onsibility for the actual mining operation. Thus, the Company does not have to contribute to the operating and tal costs at the mine.

al Gold owns a large portfolio of producing, development, evaluation and exploration stage royalties located in e of the world's most prolific gold regions. Through this high quality portfolio, Royal Gold maintains upside ential through any exploration successes by the operators and benefits when new reserves are produced.

company is guided by the experience of a senior executive management team with expertise in the fields of geology, ineering, law and finance. Our successful business model generates strong cash flow and high margins with a lower cost cture, providing shareholders with a premium precious metals investment.

Denver-based corporation, Royal Gold is traded on the NASDAQ Global Select Market, under the symbol "RGLD," on the Toronto Stock Exchange, under the symbol "RGL." Management and directors beneficially own about of the shares of the Company.

USINESS STRATEGY

al Gold collaborates with mine operators, royalty owners and other business partners to acquire royalties and unlock r value. The key elements of our business strategy include:

Focus on Gold. Royal Gold is a precious metals investment vehicle focused on gold.

Royalty Business Model. Royal Gold's lower risk business model is based on acquiring royalties or similar interests n precious metals properties rather than engaging in costly and more complex mining operations.

Growth and Diversification. Royal Gold is determined to add to its broad base of precious metals royalties through accretive transactions, which will further reduce risk and provide increased option value through organic reserve growth.

Margin Enhancement. Royal Gold's unique business model allows us to efficiently grow our royalty revenue without adding significant overhead costs.

Financial Flexibility. Royal Gold's liquidity allows the Company to compete for royalty acquisitions by means of a purchase, a corporate transaction, providing financing, or entering into a strategic exploration alliance in exchange for a royalty.



Note: Properties listed on the front cover represent only a portion of the Company's royalty portfolio which currently totals 187 properties.

TABLE OF CONTENTS

Corporate Profile and Business Strategy .... Inside Front Cover
Financial Highlights 2
Five-Year Shareholder Return 3
Letter to Shareholders 4
Map of Producing and Development Properties 6
Property Portfolio 8
Map of Evaluation and Exploration Properties 16
Corporate Responsibility 18
The Gold Market 18
Table of Producing Properties 20
Table of Development Properties 21
Table of Evaluation Properties 21
Table of Exploration Properties 22
Property Portfolio Footnotes 23
Free Cash Flow Reconciliation 26
Glossary 27
Form 10-K 29
Corporate Information .... Inside Back Cover

Note: Certain information, including the Company's audited financial statements, required to be included in this Annual Report is contained in the Form 10-K beginning on page 29.

FORWARD-LOOKING STATEMENTS

Cautionary "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical matters, the matters discussed in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projections or estimates contained herein. Such forward-looking statements include statements regarding investment in a lower risk business model, Royal Gold's business strategy and its performance in the current market environment, that the Company's portfolio will provide shareholders with price appreciation, production expansion and reserve increases through exploration, that the Company is beginning to build a new foundation through several significant revenue sources, the operators' expectation of commercial production in fiscal 2011 at the Peñasquito, Andacollo, Wolverine, Las Cruces and Dolores mines, the closing of the Pascua-Lama and Mt. Milligan transactions, that Peñasquito, Andacollo, Pascua-Lama, Mt. Milligan and Voisey's Bay will become cornerstone assets of the Company for the next two decades and will provide cash to fuel growth and pay dividends, that our capital structure will allow us to further expand our business, Royal Gold's leverage over gold price appreciation, the expectation of a strong gold price due to economic and monetary factors, operators' estimated proven and probable reserves, production, estimated production and mine start-up information and mill throughput. Factors that could cause actual results to differ materially from these forward-looking statements include, among others, changes in gold and other metals prices; the performance of our producing royalty properties; unanticipated grade, geological, metallurgical, processing or other problems at the royalty properties; as well as other factors described elsewhere in this report and our report on Form 10-K (See Part I, Item 1A, Risk Factors). The reader is urged to read the Risk Factors in connection with the risks inherent in our forward-looking statements. We disclaim any obligation to update any forward-looking statements made herein. Readers are cautioned not to put undue reliance on forward-looking statements.

SELECTED FINANCIAL DATA

Selected Statements of Operations Data (Amounts in thousands, except per share data)	For the Fiscal Years Ended June 30, 2010	2009	2008	2007	2006
Royalty revenue	$ 136,565	$ 73,771	$ 66,297	$ 48,357	$ 28,380
Free cash flow [1]	$ 100,068	$ 61,706	$ 52,863	$ 37,916	$ 20,451
Operating income	$ 41,035	$ 27,292	$ 32,982	$ 28,506	$ 13,412
Net income	$ 29,422	$ 41,357	$ 25,395	$ 21,242	$ 11,350
Net income attributable to Royal Gold stockholders	$ 21,492	$ 38,348	$ 24,043	$ 19,720	$ 11,350
Net income available to Royal Gold common stockholders	$ 21,492	$ 38,348	$ 19,255	$ 19,720	$ 11,350
Net income per share available to Royal Gold common stockholders:					
Basic	$ 0.49	$ 1.09	$ 0.62	$ 0.79	$ 0.50
Diluted	$ 0.49	$ 1.07	$ 0.61	$ 0.79	$ 0.49
Dividends declared per common share [2]	$ 0.34	$ 0.30	$ 0.28	$ 0.25	$ 0.22

Selected Balance Sheet Data (Amounts in thousands)	For the Fiscal Years Ended June 30, 2010	2009	2008	2007	2006
Total assets	$ 1,861,333	$ 809,924	$ 545,850	$ 356,649	$ 171,765
Royalty interests in mineral properties, net	$ 1,467,983	$ 455,966	$ 300,670	$ 215,839	$ 84,590
Long-term debt, including current portion	$ 248,500	$ 19,250	$ 15,750	$ 15,750	$ -
Royal Gold stockholders' equity	$ 1,403,716	$ 749,441	$ 483,217	$ 319,081	$ 161,660


Royalty Revenue
For the Fiscal Years Ended June 30
($ Millions)
28.4
48.4
66.3
73.8
136.6
2006 2007 2008 2009 2010
Net Income
For the Fiscal Years Ended June 30
($ Millions)
11.4
19.7
24.0
38.3
21.5
2006 2007 2008 2009[3] 2010[4]
Free Cash Flow [1]
For the Fiscal Years Ended June 30
($ Millions)
20.5
37.9
52.9
61.7
100.1
2006 2007 2008 2009 2010
Calendar Year Dividends [2]
Dollars per Share
0.22
0.26
0.28
0.32
0.36
2006 2007 2008 2009 2010

[1] *The term "free cash flow" is a non-GAAP financial measure. Free cash flow is defined by the Company as operating income plus depreciation, depletion and amortization, non-cash charges and impairment of mining assets, if any, less non-controlling interests in operating income from consolidated subsidiaries. See page 26 for a GAAP reconciliation.*

[2] *Dividends are paid on a calendar year basis and do not correspond with the fiscal year dividend amounts shown in the Selected Financial Data.*

[3] *Net income attributable to Royal Gold shareholders for FY2009 was impacted by two one-time gains related to the Barrick royalty portfolio acquisition and the Benso royalty buy-back by Golden Star. The effect of these gains was $0.62 per basic share after taxes.*

[4] *Net income attributable to Royal Gold shareholders for FY2010 was impacted by pre-tax effects of severance and acquisition costs of $19.4 million, or $0.33 per share, related to the International Royalty Corporation transaction.*

FIVE-YEAR SHAREHOLDER RETURN COMPARISON

The following graph compares the value of the Company's Common Stock with the value of two stock market indices: Standard and Poor's 500 Index and the PHLX Gold/Silver Sector Index^{SM} (XAU^{SM}) as of June 30, 2010. The Company believes that the XAU^{SM} is more representative of the gold mining industry whereas the Standard and Poor's 500 Index includes only one gold mining company.



300
250
200
150
100
50
0
Royal Gold, Inc.
S&P 500 Index
PHLX Gold/Silver Sector^{SM}
June 2005
June 2006
June 2007
June 2008
June 2009
June 2010

INDEXED RETURNS [1]

		Years Ended June 30				
Company Name / Index	**Base Period 2005**	**2006**	**2007**	**2008**	**2009**	**2010**
Royal Gold, Inc.	100	139.35	120.01	159.81	214.62	248.96
S&P 500 Index	100	108.63	131.00	113.81	83.97	96.09
PHLX Gold/Silver Sector	100	151.06	145.25	212.52	151.17	194.59

[1] *Includes dividend reinvestment.*

The PHLX Gold/Silver Sector^{SM} (XAU^{SM}) is a capitalization-weighted index composed of the following 16 companies engaged in the gold and silver mining industry:

Agnico-Eagle Mines Limited
AngloGold Ashanti Limited - ADR
Barrick Gold Corporation
Compania Minas Buenaventura - ADR
Freeport-McMoRan Copper & Gold
Gold Fields Limited - ADR
Goldcorp Inc.
Harmony Gold Mining Limited - ADR
Kinross Gold Corporation
Newmont Mining Corporation
Pan American Silver Corporation
Randgold Resources Limited - ADR
Royal Gold, Inc.
Silver Standard Resources Inc.
Silver Wheaton Corporation
Yamana Gold, Inc.

DEAR SHAREHOLDER,

Royal Gold delivered significant growth in fiscal 2010, both financially and via substantial additions to our royalty assets. We are now well positioned with a gold focused, diversified, long-life portfolio that provides our shareholders the benefits of gold price appreciation, potential production expansions and reserve increases through exploration. Due to our royalty business model, these benefits come without the operational risks and costs associated with an operating mining facility.

We now have 34 properties providing royalty revenue which has fueled growth in our financial results. Revenue increased by 85% to $137 million and free cash flow increased 62% to $100 million, on a year-over-year basis. More importantly, revenue and free cash flow on a per share basis have increased in each of the past nine years, and in fiscal 2010 totaled $3.13 per share and $2.29 per share, respectively. Although this growth has varied from year to year, our average compounded annual growth rate ("CAGR") in revenue per share since 2001 has been 28%, while the CAGR in free cash flow per share has totaled 35%. The CAGR in earnings per share over the same period was 26%, with some variability as fiscal 2009 was impacted by one-time gains and fiscal 2010 was impacted by severance and acquisition costs associated with the acquisition of International Royalty Corporation ("IRC").

"Revenue increased by 85% to $137 million and free cash flow increased 62% to $100 million"

Royal Gold's decade of growth has been accomplished through excellent production performance by our producing partners, the increasing gold price, and large additions to our royalty portfolio through accretive acquisitions. During this time, we have been very active in acquiring new royalty interests and have increased the number of properties where we own royalty interests from 5 to 187. In fiscal 2010 alone, this figure increased 60%.

We are now beginning a transition into several significant revenue sources that are expected to build a new foundation for our Company.

- In 2007, we acquired a royalty interest in Goldcorp's Peñasquito mine in Mexico, and we are now starting to receive revenue from that investment. The first sulfide line is operating at design capacity and construction was completed on the second sulfide line during the fiscal year. Production is expected to increase each quarter and Goldcorp is anticipating full production of 130,000 tonnes of ore per day in early calendar 2011.
- In January 2010, we completed an acquisition with a subsidiary of Teck Resources involving the Andacollo copper mine in Chile where we purchased the right to receive 75% of the gold production until 910,000 payable gold ounces have been sold, and then 50% of the gold produced thereafter. We are now starting to obtain revenue from this mine as well, with Teck expecting to be in full production in the fourth quarter of calendar 2010.
- In February 2010, we acquired IRC which consisted of 80 royalties highlighted by significant royalty interests on world-class assets like Barrick Gold's Pascua-Lama project in Chile and Vale's Voisey's Bay mine in Canada. IRC assets have been included in our financials since February 22, 2010 and contributed $9 million in revenue for the partial year period.
- In March and July 2010, we increased our royalty interest at the Pascua-Lama project. When the July transaction closes, we will own a cumulative 5.23% royalty interest (at gold prices at or above $800 per ounce) on this property which is considered to be one of the largest undeveloped gold reserves in the world. Barrick estimates Pascua-Lama will produce about 775,000 ounces of gold annually during the first five years of operation and about 650,000 ounces annually over its 25-year mine life. A decision to construct this mine was made in May 2009 at an estimated cost of approximately $3.0 billion and Barrick expects to commence production in early 2013.
- Also in July 2010, we announced an agreement to acquire 25% of the payable gold produced from the Mt. Milligan copper-gold project in British Columbia in conjunction with the acquisition of Terrane Metals by Thompson Creek Metals. The closing of our transaction with Thompson Creek is subject to completion of their acquisition of Terrane. This mine is in the early stages of construction with full production anticipated in 2013. Terrane expects the reserves to support a mine life of at least 22 years and estimates that Mt. Milligan will produce approximately 262,000 ounces of gold annually during the first six years of operation and 195,000 ounces of gold annually over the entire mine life.

This year of expansion was exceptional and transformational, as we increased the assets of the Company by slightly over $1 billion. We expect Peñasquito, Andacollo, Pascua-Lama, Voisey's Bay and Mt. Milligan, if the transaction is completed, to become the cornerstone assets of the Company for the next two decades, providing internally generated cash to fuel growth and pay dividends.

In addition to significant increases in our financial results and asset base, we also realized substantial growth in precious metal reserves subject to our royalties. During fiscal 2010, our precious metal equity ounces, as measured by the reserves declared by the mine operators multiplied by our applicable royalty rate, grew about 130%. Adding Mt. Milligan would result in a growth of slightly over 200% since fiscal 2009 reserves were reported.

To support our significant growth, we completed a sale of 5.98 million shares and obtained $255 million in credit facilities. Debt is appropriate for Royal Gold at this time to minimize share dilution and take advantage of low interest rates, particularly on an after tax basis. We ended the fiscal year with cash and receivables totaling $365 million and outstanding debt of $249 million, resulting in a capital structure that we believe continues to be conservative in relation to our expanding free cash flow and allows Royal Gold to further expand its business.

We recognize that our shareholders have many precious metal investment alternatives, including purchases of physical gold or precious metal exchange traded funds. To compete, Royal Gold seeks to provide value greater than gold price appreciation. The current gold bull market dates back to the low gold prices of 2001. Since that time, gold has increased 4.6 fold while our revenue and free cash flow have increased by multiples of 22.8 and 37.1, respectively. And in fiscal 2010, gold increased 25% compared to our revenue growth of 85% and free cash flow growth of 62%. This indicates the leverage in Royal Gold over simple gold price appreciation.



Tony A. Jensen
President and Chief Executive Officer

"This year of expansion was exceptional and transformational, as we increased the assets of the Company by slightly over $1 billion."

We continue to believe that macroeconomic and world events are supportive of a strong gold price environment. A sluggish economic recovery and high unemployment in the United States and much of Europe persists, enticing prolonged weak and expansive monetary policies. This, coupled with sovereign debt concerns, keeps gold on the forefront of safe haven investors. We also believe that the significant increase in money supply that we have experienced over the last few years will eventually lead to inflation, attracting wealth preservation investors. This economic uncertainty comes at a time when gold demand from Central Banks is increasing and international gold production is generally decreasing, after having peaked in 2001.

In summary, Royal Gold is well positioned and we are very pleased to see the revenue begin to materialize from previous investments, resulting in record financial performance. The addition of the IRC portfolio, the completion of the Andacollo transaction and the acquisition of new royalty interests at Pascua-Lama further strengthen our high quality precious metals portfolio. Looking ahead, fiscal 2011 is also shaping up to be an exciting year for Royal Gold with our July announcement of the Mt. Milligan agreement and our expectation of full commercial production from the Peñasquito, Andacollo, Wolverine, Las Cruces and Dolores mines, as well as initial production from the Canadian Malartic mine.

The level of activity at Royal Gold has been vigorous and I want to take this opportunity to formally recognize the effort and dedication of our 20 employees; many thanks to each of them for making fiscal 2010 such a successful year. I also want to express my sincere appreciation for the on-going support and trust of our shareholders in this management team and our business objectives.

Sincerely,



Tony A. Jensen
President and Chief Executive Officer

MAP OF PRODUCING AND DEVELOPMENT PROPERTIES



Property Color Key
Precious Metals
Non-Precious Metals



24
23
21
22

34 Producing Properties[1]

1 Goldstrike (SJ Claims)
2 Leeville
3 Cortez[2]
4 Bald Mountain
5 Robinson
6 Twin Creeks
7 El Chanate
8 Mulatos
9 Dolores
10 Peñasquito
11 El Limon
12 Mt. Goode (Cosmos)
13 Gwalia Deeps
14 South Laverton
15 Southern Cross
16 Balcooma
17 Don Mario
18 Andacollo
19 El Toqui
20 Martha
21 Siguiri
22 Taparko
23 Inata
24 Las Cruces
25 Troy
26 Wharf
27 Skyline
28 Johnson Camp
29 Allan
30 Williams
31 Voisey's Bay

Properties not shown:

3 producing oil and gas royalties

23 Development Properties

1 Relief Canyon[3]
2 Marigold
3 Gold Hill
4 Lluvia de Oro[4]
5 Tambor
6 Meekatharra (Paddy's Flat)
7 Meekatharra (Yaloginda)
8 Reedys Burnakura
9 Tarmoola
10 Bundarra
11 West Westonia
12 Avebury
13 Pascua-Lama
14 Wolverine
15 Schaft Creek
16 Belcourt
17 Soledad Mountain
18 Legacy
19 Holt[5]
20 Caber
21 Canadian Malartic
22 Pine Cove
23 Rambler North

[1] *Producing properties are those that generated revenue during fiscal 2010 or are expected to generate revenue in fiscal 2011.*

[2] *Pipeline, including Crossroads deposit.*

[3] *See footnote 44 on page 25.*

[4] *See footnote 40 on page 24.*

[5] *See footnote 35 on page 24.*

PROPERTY PORTFOLIO – KEY PRODUCING ROYALTIES

Note: Reserves, production, estimated production and mine start-up information were provided by the operators and have not been verified by Royal Gold. Metal prices for the reserve figures can be found on page 23, footnote 2. The information contained in this section relates to the Company's royalty interests on these properties.

Taparko

Namantenga, Burkina Faso



Taparko plant and administrative facilities

Royal Gold holds four royalties at Taparko, a surface gold mine operated by a subsidiary of High River Gold Mines Ltd. Royal Gold's royalty interests, described below, include two initial gross smelter return ("GSR") royalties (TB-GSR1 and TB-GSR2), and two subsequent GSR royalties (TB-GSR3 and TB-MR1). The mine is located in Burkina Faso, approximately 125 miles northeast of the capital city of Ouagadougou.

FY2010 Revenue: \$32.2M

FY2010 Production: 117,505 oz. gold

Reserves (12/31/09): TB-GSR1[1]: 0.132M oz. gold
TB-GSR2[1]: 0.132M oz. gold
TB-GSR3 : 0.551M oz. gold

Est. Royalty Production CY2010: 137,000 oz. gold

Description of Royalty Interests:

TB-GSR1 and TB-GSR2: The first GSR royalty is fixed at a rate of 15.0%. The second GSR royalty is a sliding-scale royalty that ranges from 0.0% to 10.0% depending upon the price of gold. TB-GSR2 pays out at a rate of 4.3% when the average monthly gold price ranges between \$385 and \$430 per ounce, and changes to a sliding-scale royalty when the average monthly gold price is outside of this range. The calculated rate, expressed as a percentage, is determined by dividing the average monthly gold price by 100 for gold prices above \$430 per ounce, not to exceed 10.0%, or dividing the average monthly gold price by 90 for gold prices below \$385 per ounce (i.e., a \$1,000 per ounce gold price results in a rate of 1,000/100 = 10.0%). Both TB-GSR1 and TB-GSR2 royalties continue until either production reaches 804,420 ounces of

(Taparko continued)

gold or payments totaling \$35.0 million under the TB-GSR1 royalty are received by Royal Gold, whichever comes first.

TB-GSR3: A 2.0% GSR perpetual royalty which commences once the TB-GSR1 and TB-GSR2 royalties have ceased.

TB-MR1: A 0.75% GSR milling royalty which applies to ore that is mined outside of the defined area of the Taparko project that is processed through the Taparko facilities up to a maximum of 1.1 million tons per year. No ore has been processed under this royalty.

Royalty Status:

As of June 30, 2010, Royal Gold has recognized \$30.6 million in royalty revenue under TB-GSR1 which is attributable to cumulative production of 202,000 ounces of gold. At current gold prices, the Company expects that the \$35 million cap on TB-GSR1 could be met during the third quarter of calendar 2010. When the cap is reached, both the TB-GSR1 and TB-GSR2 royalties will cease and the TB-GSR3 royalty will take effect.

[1] *The TB-GSR1 and TB-GSR2 royalties are subject to the same reserve.*

Cortez - Pipeline Mining Complex

Nevada, United States



Pipeline Mining Complex

The Company holds four gold royalties on the Cortez Pipeline Mining Complex ("Cortez") owned and operated by a subsidiary of Barrick Gold Corporation ("Barrick"). Royal Gold's royalty interests, described below, include two sliding-scale gross smelter return royalties (GSR1 and GSR2), a fixed-rate GSR royalty (GSR3), and a net value royalty (NVR1). Cortez is a large surface gold mine located 60 miles southwest of Elko, Nevada.

FY2010 Revenue: \$25.1M

FY2010 Production: 357,595 oz. gold

PROPERTY PORTFOLIO – KEY PRODUCING ROYALTIES

(Cortez continued)

Reserves (12/31/09): GSR1[1] : 1.527M oz. gold
GSR2[1] : 3.717M oz. gold
GSR3[1] : 2.142M oz. gold
NVR1[1]: 1.872M oz. gold

Est. Royalty Production CY2010: 241,000 oz. gold

Description of Royalty Interests:

GSR1 and GSR2: Gross smelter return sliding-scale royalties for all gold produced from the "Reserve Claims," a block of 52 claims encompassing all of the proven and probable reserves in the Pipeline and South Pipeline deposits as of April 1, 1999, and for all gold produced from an area outside of the Reserve Claims, originally known as the "GAS Claims." The GSR1 and GSR2 sliding-scale royalty rate is tied to the price of gold.

GSR3: A fixed-rate 0.71% GSR royalty for the life of the mine covering the same cumulative area as is covered by GSR1 and GSR2, with the exception of the mining claims that comprise the undeveloped Crossroads deposit.

NVR1: A fixed-rate 0.39% NVR royalty on production from the GAS Claims located on a portion of the Pipeline Mining Complex that excludes the Pipeline open pit and the mining claims that comprise the undeveloped Crossroads deposit.

Pipeline Mining Complex Royalty Schedule

Price of Gold (per oz.)	GSR1 and GSR2
Below $210	0.40%
$210 - $229.99	0.50%
$230 - $249.99	0.75%
$250 - $269.99	1.30%
$270 - $309.99	2.25%
$310 - $329.99	2.60%
$330 - $349.99	3.00%
$350 - $369.99	3.40%
$370 - $389.99	3.75%
$390 - $409.99	4.00%
$410 - $429.99	4.25%
$430 - $449.99	4.50%
$450 - $469.99	4.75%
$470 - and above	5.00%

[1] *NVR1 and GSR3 reserves are subsets of the reserves covered by GSR1 and GSR2.*

Robinson

Nevada, United States



Robinson mine operations

Royal Gold holds a 3.0% net smelter return ("NSR") royalty on the Robinson mine operated by a subsidiary of QuadraFNX Mining Ltd. The Robinson mine is a surface copper mine with significant gold credits located in White Pine County, Nevada, approximately seven miles west of the town of Ely.

FY2010 Revenue: $12.1M

FY2010 Production:[1] 86,101 oz. gold
107.4M lbs. copper

Reserves (12/31/09): 0.704M oz. gold
1,203M lbs. copper

Est. Royalty Production CY2010:[2] 75,000 oz. gold
115M-125M lbs. copper

[1] *Recovered metal is contained in concentrate and is subject to third party treatment charges and recovery losses.*

[2] *On August 12, 2010, QuadraFNX revised its production guidance from 80,000 ounces of gold to 75,000 ounces of gold and from 135 million pounds of copper to between 115 million and 125 million pounds of copper.*

PROPERTY PORTFOLIO – KEY PRODUCING ROYALTIES

Leeville
Nevada, United States



Leeville underground operations

Royal Gold holds a 1.8% carried working interest, which is equivalent to an NSR royalty, covering a majority of the Leeville property. Leeville is an underground gold mine owned and operated by a subsidiary of Newmont Mining Corporation. The operation, located in Eureka County, Nevada, is approximately 10 miles northwest of the town of Carlin.

FY2010 Revenue: $9.9M

FY2010 Production: 454,148 oz. gold

Reserves (12/31/09): 1.790M oz. gold

Est. Royalty Production CY2010: 429,000 oz. gold

Mulatos
Sonora, Mexico



Mulatos mine

Royal Gold holds a 1.0% to 5.0% NSR sliding-scale royalty on the Mulatos mine, operated by a subsidiary of Alamos Gold Inc. Mulatos is a surface gold mine located in Sonora, Mexico, approximately 140 miles east of the city of Hermosillo.

FY2010 Revenue: $9.0M

FY2010 Production: 164,954 oz. gold

(Mulatos continued)

Reserves (12/31/09): 2.387M oz. gold

Est. Royalty Production CY2010: 160,000-175,000 oz. gold

Description of Royalty Interests:
The royalty is capped at 2.0 million ounces of production. There have been approximately 581,000 ounces of cumulative production as of June 30, 2010.

Mulatos Royalty Schedule

Price of Gold (per oz.)	Rate
Below $299.99	1.00%
$300 - $324.99	1.50%
$325 - $349.99	2.00%
$350 - $374.99	3.00%
$375 - 399.99	4.00%
$400 and above	5.00%

Siguiri
Kankan, Guinea



Siguiri mine operations

Royal Gold holds a 0.0% to 1.875% NSR sliding-scale royalty on the Siguiri mine, operated by a subsidiary of AngloGold Ashanti Limited. Siguiri is a surface gold operation located in the northeast portion of the Republic of Guinea, near the town of Siguiri, approximately 500 miles northeast of the capital city of Conakry.

FY2010 Revenue: $6.0M

FY2010 Production: 296,223 oz. gold

Reserves (12/31/09): 3.070M oz. gold

Est. Royalty Production CY2010: 301,500 oz. gold

Royalty Status:
The royalty is capped once payments of approximately $12.0 million have been received. As of June 30, 2010, approximately $1.8 million remains unrecognized under the cap. The Company expects that the $12 million cap could be reached in the second half of calendar 2010.

PROPERTY PORTFOLIO – KEY PRODUCING ROYALTIES

Peñasquito
Zacatecas, Mexico



Peñasquito grinding circuit

Royal Gold holds a 2.0% NSR royalty on all metals at the Peñasquito mine. The mine, composed of two main deposits called Peñasco and Chile Colorado, hosts one of the world's largest silver, gold and zinc reserves, while also containing large lead reserves. The project is operated by a subsidiary of Goldcorp Inc. ("Goldcorp") and is located in Zacatecas, Mexico, approximately 17 miles west of the town of Concepcion del Oro.

FY2010 Revenue: $6.0M

FY2010 Production: 117,963 oz. gold
7.2M oz. silver
36.7M lbs. lead
48.5M lbs. zinc

Reserves (12/31/09):[1] 17.820M oz. gold
1,070.100M oz. silver
15.930B lbs. zinc
7.211B lbs. lead

Est. Royalty Production CY2010:[2] 180,000 oz. gold
13.4M oz. silver
107M lbs. lead
135M lbs. zinc

Production Status:

The ramp up of the first sulfide processing line continues to progress well. In June 2010, Goldcorp announced that the second sulfide processing line achieved mechanical completion ahead of schedule and is ramping up toward its 50,000 tonne-per-day design capacity. Commercial production was declared on September 12, 2010. Construction of the high pressure grinding roll circuit is expected to be completed in the fourth calendar quarter, and full production ramp up to the planned 130,000 tonne per day capacity to be reached in early calendar 2011.

[1] *The oxide and sulfide reserves have been combined.*

[2] *The sulfide material will be processed by milling. The oxide material will be processed by heap leaching. Recovered base metals are contained in concentrate and subject to final settlements and third party recovery losses.*

Goldstrike – SJ Claims
Nevada, United States



Goldstrike, Betze-Post mine

Royal Gold holds a 0.9% NSR royalty on a portion of the Betze-Post mine, known as the SJ Claims. Betze-Post, which is a part of the larger Goldstrike operation, is a surface gold mine operated by a subsidiary of Barrick. The SJ Claims and the Betze-Post mine are located approximately 24 miles northwest of Carlin, Nevada.

FY2010 Revenue: $3.9M

FY2010 Production: 348,802 oz. gold

Reserves (12/31/09): 5.354M oz. gold

Est. Royalty Production CY2010: 465,000 oz. gold

Voisey's Bay
Newfoundland and Labrador, Canada



Voisey's Bay concentrate load out facilities

Royal Gold holds a 2.7% NSR royalty on nickel, copper and cobalt from the Voisey's Bay mine which is operated by Vale Inco. Voisey's Bay is a surface nickel-copper-cobalt mine located in northern Labrador, 23 miles southwest of the town of Nain.

PROPERTY PORTFOLIO – KEY PRODUCING ROYALTIES

(Voisey's Bay continued)

FY2010 Revenue:[1] $3.9M

FY2010 Production:[1] 19.0M lbs. nickel
8.6M lbs. of copper

Reserves (12/31/09): 1.493B lbs nickel
873M lbs. copper
74M lbs. cobalt

Est. Royalty Production CY2010: The operator did not provide 2010 production guidance.

Production Status:
The operation continues to produce nickel and copper on a partial schedule due to an ongoing labor strike involving a portion of the workforce. The mine and mill are currently operating at about 40% of capacity with the operator reporting they are continuing to ramp up production.

[1] *The Voisey's Bay royalty interest was acquired in February 2010. Revenue and production figures reflect partial operation of the mine and mill due to a labor strike that began on August 1, 2009.*

Andacollo
Region IV, Chile



Andacollo mine operations

Royal Gold owns an NSR royalty equal to 75% of all gold produced from the sulfide portion of the deposit until 910,000 payable ounces have been sold, and 50% of the future payable gold thereafter. The Andacollo operation is a large surface copper mine operated by a subsidiary of Teck Resources Limited ("Teck"). It is located in Chile's Region IV, approximately 34 miles southeast of La Serena and 221 miles north of Santiago.

FY2010 Revenue: $3.8M

FY2010 Production:[1] 4,145 oz. gold

Reserves (12/31/09): 1.631M oz. gold

Est. Royalty Production CY2010: [2] 30,000 oz. gold

(Andacollo continued)

Production Status:
In July 2010, Teck reported that ramp up to full production continues with the expectation that design capacity will be reached in the fourth quarter of calendar 2010.

[1] *Royalty production commenced in the fourth quarter of calendar 2009.*

[2] *The 2010 Teck mine production forecast has been adjusted to account for an estimated 61% concentrate recovery and a 90.6% smelter recovery.*

Dolores
Chihuahua, Mexico



Dolores mine

Royal Gold holds a 3.25% NSR on gold and a 2.0% NSR on silver production from the Dolores mine which is operated by a subsidiary of Minefinders Corporation Ltd. ("Minefinders"). The surface gold and silver mine is located approximately 155 miles west of the city of Chihuahua.

FY2010 Revenue: $3.0M

FY2010 Production: 73,463 oz. gold
1.2M oz. silver

Reserves (12/31/08): 2.444M oz. gold
126.645M oz. silver

Est. Royalty Production CY2010: 91,000-100,500 oz. gold
2.3-2.6M oz. silver

Production Status:
Minefinder's calendar 2010 guidance reflects a step up in production from the first quarter to the third quarter, with steady state rates achieved by the end of the year.

KEY PRODUCING ROYALTIES

Gwalia Deeps
Western Australia, Australia



Gwalia Deeps facilities

Royal Gold holds a 1.5% NSR royalty on the Gwalia Deeps mine which is operated by a subsidiary of St Barbara Limited. The Gwalia Deeps mine is an underground gold mining operation located 149 miles north of Kalgoorlie.

FY2010 Revenue: [1] $0.9M

FY2010 Production: [1] 47,626 oz. gold

Reserves (June 2009): 1.980M oz. gold

Est. Royalty Production CY2010: 102,000 oz. gold

[1] *This royalty was acquired in February 2010.*

Las Cruces
Andalucia, Spain



Las Cruces facilities

Royal Gold holds a 1.5% NSR royalty on the Las Cruces mine which is operated by a subsidiary of Inmet Mining Corporation ("Inmet"). The mine is a surface copper operation located 12 miles northwest of Seville.

FY2010 Revenue: [1] $0.9M

FY2010 Production: [1] 20.8M lbs. copper

Reserves (12/31/09): 2.304B lbs. copper

Est. Royalty Production CY2010: 161M lbs. copper

Production Status:
Having initiated operations in mid-2009, Inmet has reported that they expect to implement their ramp up plan to achieve full production by the end of 2010.

[1] *This royalty was acquired in February 2010.*

KEY DEVELOPMENT ROYALTIES

Note: Reserves, mine start-up and mine life information were provided by the operators and have not been verified by Royal Gold. Metal prices for the reserve figures can be found on page 23, footnote 2.

Wolverine
Yukon Territory, Canada



Photo by Arne Clausen

Wolverine underground operations

Royal Gold holds a 0.0% to 9.445% NSR royalty [1] on the Wolverine mine, operated by Yukon Zinc Corporation ("Yukon Zinc"). The Wolverine mine is an underground zinc-silver-gold mine located in the Yukon Territory approximately 121 miles northwest of Watson Lake.

Reserves (October 2007): 0.205M oz. gold
42.820M oz. silver

Estimated Production Start-up: 2010

Estimated mine life: 9 years

Construction Status:
Yukon Zinc is completing the construction of its facilities at the Wolverine mine. In June, wet commissioning was completed and batches of low grade ore were put through the processing plant for testing of unit operations. The plant is scheduled to begin the ramp up process as ore is introduced into the mill on a continuous basis in the second half of calendar 2010.

Wolverine Royalty Schedule

Price of Silver (per oz.)	Rate
Below $5.00	0.000%
$5.00 - $7.50	3.778%
Above $7.50	9.445%

[1] *The royalty schedule, based on the price of silver, applies to both gold and silver.*

PROPERTY PORTFOLIO – KEY DEVELOPMENT ROYALTIES

Canadian Malartic
Quebec, Canada



Canadian Malartic mine operations

Royal Gold holds a 2.0% to 3.0% NSR sliding-scale royalty[1] on the Canadian Malartic project owned by Osisko Mining Corporation ("Osisko"). Osisko is currently developing the Canadian Malartic gold deposit as a large-scale surface mining operation. The project is located in the southwestern portion of Quebec, Canada, immediately south of the town of Malartic and approximately 12 miles west of the town of Val-d'Or.

Reserves (12/31/08): 4.727M oz. gold

Estimated Production Start-up: CY2011

Estimated mine life: 12 years

Construction Status:
Construction of the mine and mill facilities continues to advance. As of early June, the mining fleet was being deployed and the installation of the SAG and ball mills was scheduled to begin. Osisko estimates the project will be fully operational in the second quarter of calendar 2011 with average annual gold production of 630,000 ounces.

Canadian Malartic Royalty Schedule:

Price of Gold (per oz.)	Rate
$0.00 - $350	2.0%
Above $350	3.0%

[1] *The NSR royalty is subject to a buy-down right for $1.0 to $1.5 million depending upon the price of gold, and is exercisable at any time for one-half of the royalty.*

Pascua-Lama
Region III, Chile



Aerial view of the Pascua-Lama deposit

Royal Gold holds a 0.78% - 5.23% NSR sliding-scale royalty[1,2] on the Pascua-Lama project which is owned by a subsidiary of Barrick. This royalty is applicable to all gold production from an area of interest in Chile. Royal Gold also holds a 1.05% NSR copper royalty which applies to all of the copper reserves in Chile within the area of interest, but does not take effect until after January 1, 2017. The Pascua-Lama project is located on the border of Argentina and Chile, in the southeastern portion of the Atacama region of Chile, approximately 7 miles from Barrick's Veladero mine.

Reserves (12/31/08):[3] 14.615M oz. gold

Estimated Production Start-up: CY2013

Estimated mine life: 25 years

Construction Status:
Barrick has reported that detailed engineering and procurement are nearing completion, major long-lead items have been ordered, and the Barriales Camp in Chile is essentially complete. Road-work is progressing well and about three million tons of earth have been moved as part of initial earthworks. The project is on track to enter production in the first quarter of calendar 2013 with average annual gold production expected to be 750,000 to 800,000 ounces in the first full five years of operation.

Pascua-Lama Royalty Schedule
Royalty is interpolated between lower and upper endpoints

Price of Gold (per oz.)	Rate
≤$325	0.78%
$400	1.57%
$500	2.72%
$600	3.56%
$700	4.39%
≥$800	5.23%

[1] *The sliding-scale royalty rate reflects Royal Gold's entire royalty interest upon the completion of the transaction announced on July 6, 2010. The remaining portion of the additional royalty interest will be acquired on or before October 29, 2010.*

[2] *Upon completion of the transaction announced on July 6, 2010, approximately 20% of the royalty will terminate after production of 14.0M ounces. Upon payment*

PROPERTY PORTFOLIO – KEY DEVELOPMENT ROYALTIES

(Pascua-Lama continued)

of $4.4 million, Royal Gold can extend 16% of the royalty beyond 14.0M ounces of production. In addition, a one-time payment totaling $8.4 million will be made if gold prices exceed $600 per ounce for any six-month period within the first 36-months of commercial production.

[3] *Only that portion of the reserves pertaining to our royalty interest in Chile is reflected here.*

Holt
Ontario, Canada



Holt mine site

(Holt continued)

Royal Gold holds an NSR royalty [1] on the Holt mine, operated by St Andrew Goldfields Ltd. The royalty pays out at a rate calculated by multiplying the average monthly gold price by 0.00013. The Holt underground gold mine is a portion of the Holloway-Holt project. The Holloway-Holt property is located in the Timmins Mining Camp in northeastern Ontario, Canada, approximately 28 miles northeast of Kirkland Lake.

Reserves (12/31/08): 0.486M oz. gold

Estimated Production Start-up: post 2010

Estimated mine life: 7 years

[1] *In November 2008, the operator made application to a court in Ontario, Canada, for a declaration that it is not obligated to pay the entire royalty defined under the royalty agreement and to dispute the royalty rate. The operator claims that its predecessor in interest is responsible for payment of some or all of the royalty. On July 23, 2009, the Court held that Royal Gold is entitled to payment from the predecessor of the full amount of the NSR sliding-scale royalty and that the operator's obligation is to reimburse the predecessor for payment of the royalty up to a flat rate of 0.013%. On August 21, 2009, the predecessor appealed the portion of the judgment holding them responsible for paying the royalty. On December 9, 2009, Royal Gold was made a party to the appeal.*

PROPERTY PORTFOLIO – DEVELOPMENT PIPELINE[1]

Exploration | Evaluation | Development | Construction | Ramp-Up to Full Production

- DOLORES (2010)
- SOUTH LAVERTON (2010)
- INATA (2010)
- ANDACOLLO (2010)
- LAS CRUCES (2010)
- PEÑASQUITO LINE 2 (2010)
- WOLVERINE (2010)
- TAMBOR (2010)
- PEÑASQUITO HPGR (2010)
- CANADIAN MALARTIC (2011)[2]
- PASCUA-LAMA (2013)
- HOLT (2010+)[3]
- MARIGOLD (2011)
- GOLD HILL (2012)
- OTHER DEVELOPMENT PROJECTS (16)
- 37 EVALUATION
- > 90 EXPLORATION

[1] *The date in parentheses indicates the estimated date of production for each property, as estimated by the various operators. The chart includes some development properties that Royal Gold does not consider to be principal. See Form 10-K for a discussion of the Company's principal royalty interests on development stage properties.*

[2] *See footnote 1 under Canadian Malartic, page 14.*

[3] *See footnote 1 under Holt, page 15.*

MAP OF EVALUATION AND EXPLORATION PROPERTIES


Property Color Key
Precious Metals
Non-Precious Metals


74
73
75
23
76
24
25
37

37 Evaluation Properties

1 High Lake
2 Ulu
3 Back River
4 Kutcho Creek
5 Niblack
6 Berg
7 Horizon
8 Hushamu
9 Rock Creek
10 McDonald - Keep Cool
11 Almaden
12 Pinson
13 Wildcat
14 Long Valley
15 Hasbrouck Mountain
16 Bulldog / Creede
17 La Jara Mesa
18 Nieves
19 Bousquet
20 Follansbee
21 Mara Rosa
22 East Santa Cruz
23 Fedorova
24 Seguenega
25 Kubi Village
26 Bell Creek
27 Westmoreland
28 Merlin Orbit
29 Yalgoo
30 Reedys Meekatharra
31 Silver Swan
32 Bellevue
33 Phillips Find
34 Red Dam
35 Paddington
36 Kundip
37 Svetloye

93 Exploration Properties

1 Boothia Peninsula
2 Aviat
3 Qimmiq
4 Barrow Lake
5 Darby
6 Jewel
7 Jubilee
8 Hood River
9 Monument
10 Afridi Lake
11 Churchill West
12 Churchill
13 Yellowknife Lithium
14 Carswell Lake
15 Lazy Edward Bay
16 Uncle Sam
17 Mike Lake
18 Scheelite Dome
19 Kizmet
20 Golden Bear
21 Shasta
22 Motherlode
23 McKenzie Red Lake
24 Wilanour
25 Tak
26 Ashmore
27 Noyon
28 Franquet
29 Duverny
30 Godfrey II
31 Denton Thornloe
32 Barraute (Swanson)
33 Nighthawk Lake
34 Gauthier
35 Joe Mann
36 Railroad
37 Hinkey's Pond
38 Rambler South
39 Archean Diamond
40 Keystone
41 Doby George
42 Wood Gulch
43 Dottie
44 Island Mountain
45 Silver Cloud
46 Simon Creek
47 Hot Pot
48 Trenton Canyon
49 ICBM
50 Mule Canyon
51 BSC
52 Woodruff Creek
53 Reese River
54 Horse Mountain
55 Cooks Creek - Ferris Creek
56 Buckhorn South
57 Windfall
58 Hoosac
59 Rye
60 Fletcher Junction
61 Apex
62 Ambrosia Lake
63 San Rafael
64 Oro Blanco
65 San Jeronimo
66 Tropico
67 Minera Hispanola
68 Vueltas Del Rio
69 La India
70 Marmato
71 Alto Dorado
72 Mina Concha
73 Marskinkuusikko
74 Kettukuusikko
75 Naakenavaara
76 Trozza
77 Red Hill
78 Wembley Durack
79 Chesterfield
80 Meekatharra Sabbath
81 Biddy Well
82 Mt. Fisher
83 Buttercup Bore
84 Mt. Goode Bellevue
85 North Well Chilkoot
86 Lake Ballard
87 Kurnalpi
88 Croesus
89 Calarie
90 West Wyalong
91 Barmedman
92 Quidong
93 Melba Flats

CORPORATE RESPONSIBILITY AND THE GOLD MARKET

ROYAL GOLD TEN-YEAR PRICE PERFORMANCE RELATIVE TO THE GOLD PRICE


Royal Gold Share Price
Gold Price
2000%
1800%
1600%
1400%
1200%
1000%
800%
600%
400%
200%
0%
-200%
6/30/01
6/30/02
6/30/03
6/30/04
6/30/05
6/30/06
6/30/07
6/30/08
6/30/09
6/30/10

CORPORATE RESPONSIBILITY

Royal Gold is committed to minimizing our impact on the environment, promoting the health and safety of its employees, respecting local cultures and values, and being an exemplary international corporate citizen. Although Royal Gold does not control or operate any of the properties where we hold royalty interests, we do expect and encourage the operators of such properties to conduct their activities in a responsible manner. As demonstrated by our membership in the World Gold Council, an associate member of the International Council on Mining and Metals ("ICMM"), Royal Gold supports the ten ICMM principles that seek continual improvement in sustainable development performance. In fiscal 2010, 60% of our precious metals royalty revenue was derived from World Gold Council member companies that also support the ICMM principles.

THE GOLD MARKET [1]

Gold Price

The average gold price in calendar year 2009 increased 11.6% to $974.16 as the continued economic and political uncertainties, together with a further increase in investor demand and access to the physical gold markets, contributed to the eighth straight year of increased value. For Royal Gold's fiscal year ended June 30, 2010, the gold price started the year at $938.25 and ended at $1,244.00. During this period, the London PM gold fixing reached an all-time high of $1,261.00 on June 28, 2010.

Calendar Year 2009

The positive performance for gold reflects the continued increases in investment demand and a shift in Central Bank investment flows. Private investors increased holdings by 37 million ounces of gold in 2009 and have added over 350 million ounces of gold since the current bull market began in 2001. Private investor holdings are estimated to be 1.16 billion ounces of gold at the end of 2009. However, the market value of gold held by private investors represents only 0.6% of global financial assets. Exchange traded funds ("ETFs"), which were first launched in 2004, have grown to approximately 15 in number and collectively owned 57 million ounces of gold at the end of 2009. In 2009 alone, the ETFs added 18 million ounces to their holdings. While private sector holdings were increasing, Central Banks added 15 million ounces to their reserves, the first year in which they have added ounces since 1988 and in direct contrast to average disposals of 12 million ounces per year over the last 20 years. The increases in Central Bank reserves offset the sale of 6 million ounces by the International Monetary Fund ("IMF") to the Reserve Bank of India. Russia and China also saw reserve increases during the year. It is also interesting to note that Barrick Gold, the largest hedger of gold at one point in time, announced its plans to eliminate its gold hedge book of 9.5 million ounces. This was essentially completed in November 2009 at a cost of over $5 billion. Fabrication demand for gold fell in response to higher prices from 78 million ounces to 65 million ounces, of which 50 million ounces were attributable to jewelry manufacturing. In sum, total gold demand was 117 million ounces in 2009, 55% of which was attributable to fabrication requirements and the remainder to investment activity.

In terms of supply, mine production of 77 million ounces represented the largest portion of total gold supply of 117 million ounces, with the remainder provided by scrap or recycling. China was again the largest producer of gold, at over 10 million ounces, followed by the United States and Australia as the next two top producers. South Africa continued its decline. While three decades ago it was a producer of over 20 million ounces of gold, South Africa now produces less than 7.0 million ounces. The country ranked fourth in the world in terms of production. Despite a bull market for gold since 2001, and over $20 billion allocated to gold exploration since then, mine production now stands ten percent below the high of 86 million ounces at the turn of the millennium. While mine production lags, above ground stocks of gold are in excess of 160,000 tonnes, of which jewelry is estimated to be 50% of the figure, central bank reserves 20%, and the remainder is held by private investors and industry. The supply of gold in any year still only represents less than 3% of total stocks.

Six Months to June 30, 2010

In the first six months of 2010, the gold price continued to rise, increasing to an average of $1,153.00 versus an average price of $915.00 for the comparable period in 2009. Gold holdings through the ETFs rose to over 65 million ounces, much of that occurring in the second quarter as fiscal imbalances and debt concerns in certain European countries led a move to safety in gold and the U.S. dollar. Total demand was 58.9 million ounces, 14% below the same period in 2009, and was composed of jewelry (48%), other fabrication demand (23%) and investment demand (29%). While jewelry demand fell 5%, it is interesting to note that certain markets, such as Japan, China and Russia, actually saw demand increases despite higher prices. Total supply of gold was 65 million ounces, down 6% from the same period last year as higher mine production was more than offset by a 13% fall in supply from recycling. Official sector activity was due primarily to the IMF's continuing gold sale program. As of September 2010, the IMF had sold 222 tonnes to central banks (India, Bangladesh, Sri Lanka and Mauritius) with another 88 tonnes sold on a market basis. Less than 100 tonnes remains to be sold under the IMF's program. Also, selling by Central Banks under the Central Bank Gold Agreement has remained nominal through the first six months of 2010 despite a 400 tonne limit. All official sector activity contributed to a net increase in gold holdings by Central Banks of 1.5 million ounces. Excluding the IMF, the top five Central Bank gold owners are the United States, Germany, Italy, France and China. While the first four of these countries hold gold that, on average, equals 68% of reserves, China's total holdings represent less than 2% of the total reserves.

Organizational Involvement

Royal Gold is an active participant in organizations involved in promoting the mining industry and the use of gold. The Company is a member of the World Gold Council, and is represented by its President and Chief Executive Officer on the board of the National Mining Association, and by its Vice President of Operations on the board of the Nevada and Colorado Mining Associations.

For more information on gold, you can visit the following web sites:

World Gold Council - www.gold.org
National Mining Association - www.nma.org
Nevada Mining Association - www.nevadamining.org
Colorado Mining Association – www.coloradomining.org
Minerals Information Institute – www.mii.org

[1] *This information is derived from various industry sources, including the CPM Group and the World Gold Council, and represents the data and opinions of those sources. Royal Gold has not verified this data and presents this information as a representative overview of views on the gold business from gold industry sources. No assurance can be given that this data or these opinions will prove accurate. Investors are urged to reach their own conclusions regarding the gold market.*

PROPERTY PORTFOLIO

PRODUCING ROYALTY INTERESTS *(Listed in order of FY2010 revenue)*

Property	Location	Operator	Royalty *(Gold unless otherwise stated)*	Reserves [1,2,3,4,5] *Contained Oz or Lbs (M)*	FY2010 *($ millions)*	FY2009 *($ millions)*
Taparko	Burkina Faso, Namantenga	High River Gold	15.0% GSR (TB-GSR1) [6,7] 0.0%-10.0% GSR (TB-GSR2) [6,7] 2.0% GSR (TB-GSR3) [7]	0.132 Au [8] 0.132 Au [8] 0.551 Au [8]	32.2	10.4
Cortez (Pipeline Mining Complex)	USA, Nevada	Barrick	GSR1 [9] 0.40%-5.0% GSR2 [9] 0.40%-5.0% GSR3 [9] 0.71% NVR1 [9] 0.39%	1.527 Au [10] 3.717 Au [10] 2.142 Au [10] 1.872 Au [10]	25.1	16.3
Robinson	USA, Nevada	QuadraFNX	3.0% NSR *(copper, gold, silver, molybdenum)*	0.704 Au; 1,203 Cu	12.1 [11]	7.7 [11]
Leeville Mining Complex	USA, Nevada	Newmont	1.8% NSR	1.790 Au	9.9	6.7
Mulatos	Mexico, Sonora	Alamos	1.0%-5.0% NSR [12]	2.387 Au	9.0	6.1
Siguiri	Guinea, Kankan	AngloGold Ashanti	0.0%-1.875% NSR [13]	3.070 Au	6.0	4.0
Peñasquito	Mexico, Zacatecas	Goldcorp	2.0% NSR *(gold, silver, lead, zinc)*	17.820 Au [14]; 1,070.100 Ag [14]; 7,211 Pb; 15,930 Zn	6.0	1.5
Goldstrike (SJ Claims)	USA, Nevada	Barrick	0.9% NSR	5.354 Au	3.9	5.6
Voisey's Bay	Canada, Newfoundland and Labrador	Vale	2.7% NSR *(nickel, copper, cobalt)*	1,493 Ni; 873 Cu; 74 Co	3.9 [15]	– [16]
Andacollo	Chile, Region IV	Teck	75% NSR [17]	1.631 Au	3.8	– [16]
Dolores	Mexico, Chihuahua	Minefinders	3.25% NSR *(gold)* 2.0% NSR *(silver)*	2.444 Au 126.645 Ag	3.0	0.9
Mt. Goode (Cosmos)	Australia, Western Australia	Xstrata	1.5% NSR *(nickel)*	152 Ni [18]	2.7	0.4
El Chanate	Mexico, Sonora	Capital Gold	2.0%-4.0% NSR [19]	1.504 Au	2.3	1.1
El Toqui	Chile, Region XI	Breakwater	1.0%-3.0% NSR *(gold, silver, lead, zinc)* [20]	0.300 Au; 0.936 Ag; 515 Zn; 22 Pb	1.9	0.5
Balcooma	Australia, Queensland	Kagara	1.5% NSR *(gold, silver, copper, lead, zinc)*	0.008 Au; 0.598 Ag; 79 Cu; 20 Zn; 8 Pb [21]	1.5	1.2
Wharf	USA, South Dakota	Goldcorp	0.0%-2.0% NSR [22]	0.190 Au	1.5	0.9
Inata	Burkina Faso, Soum	Avocet	2.5% NSR	0.944 Au	1.3	– [16]
Don Mario	Bolivia, Chiquitos	Orvana	3.0% NSR	– [23]	1.1	1.6
El Limon	Nicaragua, El Limon	B2Gold	3.0% NSR	0.150 Au	1.0	0.9
Twin Creeks	USA, Nevada	Newmont	2.0% GPR	0.067 Au	1.0	1.1
Martha	Argentina, Santa Cruz	Coeur d'Alene	2.0% NSR *(gold and silver)*	0.001 Au 1.249 Ag	1.0	0.6
Gwalia Deeps	Australia, Western Australia	St Barbara	1.5% NSR	1.980 Au	0.9	– [16]
Las Cruces	Spain, Andalucía	Inmet	1.5% NSR *(copper)*	2,304 Cu	0.9	– [16]
Allan	Canada, Saskatchewan	Potash Corporation of Saskatchewan	$0.36 - $1.44 per ton *(potash)* [24]	324 K_2O *(M tons)*	0.8	0.2
Southern Cross	Australia, Western Australia	St Barbara	1.5% NSR	0.591 Au	0.8	– [16]
South Laverton	Australia, Western Australia	Saracen	1.5% NSR	0.800 Au	0.6	– [16]
Skyline	USA, Utah	Arch Coal	1.41% GOR *(coal)*	19.20 coal *(M tons)*	0.5	– [16]
Bald Mountain	USA, Nevada	Barrick	1.75%-3.5% NSR [25]	1.614 Au	0.4	0.3
Williams	Canada, Ontario	Barrick	0.97% NSR	0.861 Au	0.1	0.9
Johnson Camp	USA, Arizona	Nord	2.5% NSR *(copper)*	492 Cu	– [26]	– [26]
Troy	USA, Montana	Revett	3.0% GSR *(silver and copper)*	11.142 Ag; 104 Cu	– [27,28]	2.5 [28]

See accompanying footnotes on pages 23-24 of this Annual Report.

Notes: Reserve information is provided by the operators and has not been verified by Royal Gold.
Three producing oil and gas royalties are not included in the above table.

DEVELOPMENT STAGE ROYALTY INTERESTS *(Listed alphabetically by country)*

Property	Location	Operator	Royalty (Gold unless otherwise stated)	Reserves[1,2,3,4,5] Contained Oz or Lbs (M)
Avebury	Australia, Tasmania	Minerals and Metals Group	2.0% NSR *(nickel)*	123 Ni
Bundarra	Australia, Western Australia	Terrain	1.5% NSR	–[29]
Meekatharra (Paddy's Flat)	Australia, Western Australia	Mercator Gold	1.5% NSR A$10.00 per gold ounce produced[30]	0.308 Au
Meekatharra (Yaloginda)	Australia, Western Australia	Mercator Gold	0.45% NSR	0.196 Au
Reedys Burnakura	Australia, Western Australia	Jinka Minerals	1.5% - 2.5% NSR[31]	–[29]
Tarmoola	Australia, Western Australia	St Barbara	1.5% NSR	–[29]
West Westonia	Australia, Western Australia	Catalpa Resources	0.5% NSR	0.037 Au[32]
Belcourt	Canada, British Columbia	Western Coal	0.103% FOB *(coal)*	95.46 coal *(M tons)*
Caber	Canada, Quebec	Breakwater	1.0% NSR *(copper, zinc)*	11 Cu; 111 Zn
Canadian Malartic	Canada, Quebec	Osisko	2.0% - 3.0% NSR[33]	4.727 Au
Holt[34]	Canada, Ontario	St Andrew Goldfields	0.00013 x quarterly average gold price	0.486 Au
Pine Cove	Canada, Newfoundland & Labrador	New Island Resources (70%), Anaconda Mining (30%)	7.5% NPI	0.207 Au
Rambler North	Canada, Newfoundland & Labrador	Rambler Metals and Mining	1.0% NSR *(gold, silver, copper, zinc)*	–[29]
Schaft Creek	Canada, British Columbia	Copper Fox	3.5% NPI *(gold, silver, copper)*	5.570 Au; 46.454 Ag 5,421 Cu
Wolverine	Canada, Yukon Territory	Yukon Zinc	0.0% - 9.445% NSR *(gold, silver)*[35]	0.205 Au; 42.820 Ag
Pascua-Lama	Chile, Region III	Barrick	0.78% - 5.23% NSR *(gold)*[36,37] 1.05% NSR *(copper)*[36]	14.615 Au[38] –
Tambor	Guatemala, Guatemala City	Radius Gold	4.0% NSR	–[29]
Lluvia de Oro[39]	Mexico, Sonora	NWM Mining	4.0% NSR	–[29]
Legacy	USA, Nebraska	Genoa Holding Co.	10% preferred rate; 5.25% NPI *(frac-sand)*[40]	–[29]
Gold Hill	USA, Nevada	Kinross Gold (50%), Barrick (50%)	1.0% - 2.0% NSR[41,42] 0.9% NSR (MACE)	0.463 Au –
Marigold	USA, Nevada	Goldcorp (67%), Barrick (33%)	2.0% NSR[43]	0.681 Au
Relief Canyon[44]	USA, Nevada	Firstgold	4.0% NSR	–[29]
Soledad Mountain	USA, California	Golden Queen	3.0% NSR *(gold, silver)*	1.052 Au; 19.359 Ag

See accompanying footnotes on pages 23-24 of this Annual Report. Note: Reserve information is provided by the operators and has not been verified by Royal Gold.

EVALUATION STAGE ROYALTY INTERESTS[45] *(Listed alphabetically by country)*

Property	Location	Ownership	Royalty Rate
East Santa Cruz	Argentina	Minera IRL	2.0% NSR
Bell Creek	Australia	Metallica Minerals	AUD$1 - $2/tonne
Bellevue	Australia	Xstrata Nickel	2.0% NSR
Kundip	Australia	Tectonic Resources	1.0% - 1.5% NSR[46]
Merlin Orbit	Australia	Northern Australian Diamonds	1.0% GOR
Paddington	Australia	Norton Gold Fields	1.75% NSR
Phillips Find	Australia	Barra Resources	AUD$10.00/oz[47]
Red Dam	Australia	Carbine Resources	2.5% GSR
Reedys Meekatharra	Australia	Mercator Gold	1.5% - 2.5%, 1.0%, 1.5% NSR[48]
Silver Swan	Australia	Silver Swan Resources	1.5% NSR
Westmoreland	Australia	Laramide Resources	1.0% NSR
Yalgoo JV (Emerald Eclipse)	Australia	Prosperity Resources	AUD$0.5726/t[49]
Mara Rosa	Brazil	Amarillo Gold	1.0% NSR
Seguenega[50]	Burkina Faso	Orezone Gold	3.0% NSR
Back River	Canada	Sabina Gold and Silver	1.95% NSR[51] 2.35% NSR[52]
Berg	Canada	Terrane Metals	1.0% NSR
Bousquet-Cadillac-Joannes	Canada	Agnico-Eagle	2.0% NSR
Follansbee	Canada	Goldcorp/Premier Gold	2.0% NSR
High Lake	Canada	Minerals and Metals Group	1.5% NSR
Horizon Coal	Canada	Peace River Coal	0.50% FOB
Hushamu	Canada	Western Copper Corporation	10.0% NPI
Kutcho Creek	Canada	Capstone Mining	1.6% NSR
Ulu	Canada	Minerals and Metals Group	5.0% NSR
Kubi Village	Ghana	PMI Gold	3.0% NPI
Nieves	Mexico	Quaterra Resources	2.0% NSR
Fedorova	Russia	Barrick	0.75% or 1.0%, 0.5%, 1.25% or 1.5% NSR[53]
Svetloye	Russia	Polymetal	1.0% NSR
Almaden	United States	Western Standard Metals	1.0% - 2.0% NSR[54]
Bulldog/Creede	United States	Hecla/Emerald Ranch	3.0% NSR[55] 1.0% NSR
Hasbrouck Mountain	United States	Allied Nevada	1.5% NSR
La Jara Mesa	United States	Laramide Resources	$0.25/lb GR[56]
Long Valley	United States	Vista Gold	1.0% NSR
McDonald – Keep Cool	United States	Newmont	3.0% NSR
Niblack	United States	Niblack Mineral Development/ Heatherdale	1.0% - 3.0% NSR[57]
Pinson	United States	Barrick/Atna	NSR variable up to 5.8%
Rock Creek	United States	Revett Minerals	1.0% NSR
Wildcat	United States	Allied Nevada	1.0% NSR

See accompanying footnotes on page 25 of this Annual Report.

PROPERTY PORTFOLIO

EXPLORATION STAGE ROYALTY INTERESTS *(Listed alphabetically by country)*

Property	Location	Ownership	Royalty Rate
Mina Concha	Argentina	Yamana Gold	2.50% NSR
Barmedman	Australia	Goldminco Corp	12.5% NPI
Biddy Well	Australia	View Gold	1.5% NSR
Buttercup Bore	Australia	Legend Mining/ Apex Gold	2.0% CGR
Calarie	Australia	Tri Origin Minerals	1.5% NSR
Chesterfield	Australia	Black Raven Mining	1.5% NSR
Croesus	Australia	Norton Gold Fields	AUD$1.25/tonne[58]
Kurnalpi	Australia	Saracen	1.5% NSR
Lake Ballard	Australia	Cape Lambert Iron Ore/ Hawthorne Gold	0.60% NSR
Meekatharra (Sabbath)	Australia	Triumph Mining[59]	AUD$1.00/tonne[60]
Melba Flats	Australia	Minerals and Metals Group	2.0% NSR
Mt. Fisher	Australia	Gerald Brewer	AUD$5.00/oz[61]
Mt. Goode Bellevue	Australia	Xstrata Nickel	2.0% NSR[62] 1.5% NSR[62]
North Well Chilkoot	Australia	Norilsk	2.5% - 4.0% NSR[63]
Quidong	Australia	Stirling Minerals	2.5% NSR
Red Hill	Australia	Red Hill Iron/ Cullen Exploration	2.5% NSR
Wembley Durack	Australia	Montezuma Mining/ Horseshoe Gold Mine	1.0% NSR
West Wyalong	Australia	Argent Silver	2.5% NSR
Afridi Lake	Canada	Shear Minerals	1.5% NSR
Archean Diamond	Canada	Vale	3.0% GOR
Ashmore	Canada	Augusta Resource	1.5% NSR
Aviat	Canada	Stornoway Diamond	1.0% GOR
Barraute (Swanson)	Canada	Agnico-Eagle	2.0% NSR
Barrow Lake and North Kellet River	Canada	Indicator Minerals/ Hunter Exploration	1.0% GOR
Boothia Peninsula	Canada	Indicator Minerals	1.0% GOR
Carswell Lake	Canada	Talisman Energy/ Far West Mining	5.0% NSR
Churchill	Canada	Shear Minerals/ Stornoway Diamond	1.0% GOR
Churchill West	Canada	Shear Minerals/ Stornoway Diamond	1.0% GOR
Darby	Canada	Indicator Minerals	1.0% GOR
Denton Thornloe	Canada	Lake Shore Gold	1.5% NSR
Duverny	Canada	D'Arianne Resources	2.0% NSR[64]
Franquet	Canada	Campbell Resources	2.0% NSR[65] 3.0% NSR[65]
Gauthier	Canada	Queenston Mining	3.0% NSR
Godfrey II	Canada	Moneta Porcupine Mines	2.0% NSR
Golden Bear	Canada	Goldcorp	2.0% NSR
Hinkey's Pond	Canada	Krinor Resources	2.0% NSR
Hood River	Canada	Shear Minerals	1.0% GOR
Jewel	Canada	Stornoway Diamond	1.0% GOR
Joe Mann	Canada	Campbell Resources	1.8%-3.6% NSR[66] 2.0% NSR[66]
Jubilee	Canada	Stornoway Diamond	1.0% GOR
Kizmet	Canada	Brixton Metals	1.0% NSR
Lazy Edward Bay	Canada	JNR Resources	2.5% NSR
McKenzie Red Lake	Canada	Goldcorp	1.0% NSR
Mike Lake	Canada	Pitchblack Resources	2.0% NSR
Monument	Canada	New Nadine Explorations	1.0% GOR
Motherlode Greyhound	Canada	Yukon-Nevada Gold	2.0% NSR
Nighthawk Lake	Canada	Imperial Metals/ East West Resources/ Trillium North Minerals	2.5% NSR
Noyon	Canada	Campbell Resources	3.0% NSR
Qimmiq	Canada	Commander Resources	1.0 - 3.0% NSR, 2.0% NSR, 1.0% GOR[67]
Railroad	Canada	Eastmain Resources	3.0% NSR
Rambler South	Canada	Krinor Resources	2.0% NSR
Scheelite Dome	Canada	Golden Predator	2.0% NSR
Shasta	Canada	Sable Resources	0.5% NSR
Tak	Canada	Silver Quest Resources	5.0% NSR
Wilanour	Canada	Goldcorp	15.0% NPI
Yellowknife Lithium	Canada	Erex International	2.0% NPI
Marmato[39]	Columbia	Medoro Resources	5.0% NSR
Minera Hispanola	Dominican Republic	Energold Mining	0.40% NSR
Kettukuusikko	Finland	Taranis Resources	2.0% NSR
Marskinkuusikko	Finland	Taranis Resources	2.0% NSR
Naakenavaara	Finland	Taranis Resources	2.0% NSR
San Jeronimo	Mexico	Goldcorp	2.0% NSR
Tropico	Mexico	Skeena Resources	2.25% NSR
La India	Nicaragua	B2Gold	3.0% NSR
Alto Dorado	Peru	Candente Resources	2.5% NSR
Trozza	Tunisia	Albidon	2.5% NSR
Ambrosia Lake	United States	Uranium Energy	2.0% GOR
Apex	United States	Teck/Pennaroya Utah	3.0% NSR
BSC	United States	US Gold	2.5% NSR
Buckhorn South	United States	Barrick	16.5% NPI
Cooks Creek/ Ferris Creek	United States	Barrick	1.5% NVR
Doby George	United States	Western Exploration	2.0% NSR
Dottie	United States	Minefinders	3.0% NSR
Fletcher Junction	United States	Nevada Exploration	1.25% NSR
Hoosac	United States	Timberline Resources	0.75% NSR
Horse Mountain	United States	Barrick	0.25% NVR
Hot Pot	United States	Nevada Exploration	1.25% NSR
ICBM	United States	Timberline Resources	0.75% NSR
Island Mountain	United States	ARNEVUT Resources	2.0% NSR
Keystone	United States	Energy Fuels	2.0% NSR
Mule Canyon	United States	Newmont	5.0% NSR
Oro Blanco	United States	Minefinders	3.0% NSR
Reese River	United States	Paramount Gold and Silver	2.0% NSR
Rye	United States	Barrick	0.5% NSR
San Rafael	United States	Rio Grande Resources	2.0% GOR
Silver Cloud	United States	Geologix Exploration	2.0% NSR
Simon Creek	United States	Barrick	1.0% NSR
Trenton Canyon	United States	Newmont	3.0% NSR[68] 10.0% NPI[68]
Uncle Sam	United States	Millrock Resources	2.0% NSR
Windfall	United States	Timberline Resources	3.20% NSR
Wood Gulch	United States	Western Exploration	5.0% NSR
Woodruff Creek	United States	US Gold	1.0% NSR

See accompanying footnotes on page 25 of this Annual Report.

PROPERTY PORTFOLIO FOOTNOTES

Producing and Development Property Footnotes

1 *Reserves have been reported by the operators as of December 31, 2009, with the exception of the following properties: West Westonia – April 2010; El Chanate – October 2009; Balcooma, Gwalia Deeps, South Laverton, and Southern Cross – June 2009; Belcourt and Inata – March 2009; Canadian Malartic, Dolores, Gold Hill, Holt and Pascua-Lama – December 2008; Schaft Creek – September 2008; Soledad Mountain – December 2007; Wolverine – October 2007; and Pine Cove – March 2005.*

2 *Gold reserves were calculated by the operators at the following per ounce prices: $950 – Martha; $825 – Bald Mountain, Cortez, Goldstrike, Marigold, Peñasquito and Wharf; $800 – El Chanate, Leeville, Mulatos, Robinson, Twin Creeks, Siquiri and Taparko; $775 – Canadian Malartic and Holt; $750 – Pascua-Lama and Williams; $725 – Gold Hill; $700 – El Toqui; $600 – Dolores and Soledad Mountain; $550 – El Limon and Inata; $500 – Andacollo; and $425 – Pine Cove. For Gwalia Deeps and Southern Cross, a price of A$1,075 was used for St Barbara's 2010 fiscal year and A$850 per ounce thereafter; $A1,250 – South Laverton and West Westonia. Schaft Creek is at a $5.05 net smelter return cut-off grade (metal price assumptions used by the operator were $658 per ounce gold; $10.00 per ounce silver; and $1.93 per pound copper). Wolverine is at an $80/tonne net smelter return cut-off grade (metal price assumptions used by the operator were $400 per ounce gold and $7.00 per ounce silver). No gold price was reported for Balcooma, Meekatharra (Paddy's Flat) or Meekatharra (Yaloginda).*

Silver reserves were calculated by the operators at the following prices per ounce: $16.00 – Martha; $13.00 – Peñasquito; $12.55 – El Toqui; $12.33 – Troy; $12.00 – Soledad Mountain; and $10.00 – Dolores. Shaft Creek is at a $5.05 net smelter return cut-off grade (metal price assumptions used by the operator were $658 per ounce gold; $10.00 per ounce silver; and $1.93 per pound copper). Wolverine is at an $80/tonne net smelter return cut-off grade (metal price assumptions used by the operator were $400 per ounce gold and $7.00 per ounce silver). No silver price is available for Balcooma. Don Mario additional mineralized material was calculated at a silver price of $11.00 per ounce.

Copper reserves were calculated by the operators at the following prices per pound: $2.91 or lower – Voisey's Bay; $2.67 – Troy; $2.00 – Robinson and Las Cruces; $1.50 – Johnson Camp. Shaft Creek is at a $5.05 net smelter return cut-off grade (metal price assumptions used by the operator were $658 per ounce gold; $10.00 per ounce silver; and $1.93 per pound copper). No copper price is available for Balcooma or Caber. Don Mario additional mineralized material was calculated at a copper price of $2.25 per pound.

Lead reserves were calculated by the operators at the following price per pound: $0.83 - El Toqui and $0.60 - Peñasquito. No lead price is available for Balcooma.

Zinc reserves were calculated by the operators at the following price per pound: $1.00 - El Toqui and $0.80 - Peñasquito. No zinc price is available for Balcooma or Caber.

Nickel reserve price was calculated by the operator at Voisey's Bay mine at $11.01 or lower per pound. No nickel reserve price is available for Avebury or Mt. Goode.

No potash price is available for Allan. No coal price is available for Belcourt or Skyline.

Cobalt reserve price at Voisey's Bay was calculated by the operator at $22.70 or lower per pound.

3 *Set forth below are the definitions of proven and probable reserves used by the U.S. Securities and Exchange Commission.*

"Reserve" is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

"Proven (Measured) Reserves" are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and the grade is computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well established.

"Probable (Indicated) Reserves" are reserves for which the quantity and grade are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance of probable (indicated) reserves, although lower than that for proven (measured) reserves, is high enough to assume geological continuity between points of observation.

4 *Royal Gold has disclosed a number of reserve estimates that are provided by royalty operators that are foreign issuers and are not based on the U.S. Securities and Exchange Commission's definitions for proven and probable reserves. For Canadian issuers, definitions of "mineral reserve," "proven mineral reserve," and "probable mineral reserve" conform to the Canadian Institute of Mining, Metallurgy and Petroleum definitions of these terms as of the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators. For Australian issuers, definitions of "mineral reserve," "proven mineral reserve," and "probable mineral reserve" conform with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, as amended ("JORC Code").*

5 *The reserves reported are either estimates received by the various operators or are based on royalty documentation material provided to Royal Gold or which is derived from recent publicly-available information from the operators of the various properties or various recent National Instrument 43-101 or JORC Code reports filed by the operators. Accordingly, Royal Gold is not able to reconcile the reserve estimates prepared in reliance on National Instrument 43-101 or JORC Code with definitions of the U.S. Securities and Exchange Commission.*

6 *TB-GSR1 and TB-GSR2 royalties are subject to the same reserve.*

7 *Royalty percentages: TB-GSR1 – 15.0%; TB-GSR2 – 4.3% when the average monthly gold price ranges between $385 and $430 per ounce. Outside of this range, the royalty rate is calculated by dividing the average monthly gold price by 100 for gold prices above $430 per ounce, or by dividing the average monthly gold price by 90 for gold prices below $385 per ounce (e.g., a $900 per ounce gold price results in a rate of 900/100 = 9.0%). Two subsequent royalties consist of a 2.0% GSR perpetual royalty ("TB-GSR3"), applicable to gold production from defined portions of the Taparko-Bouroum project area, and a 0.75% GSR milling royalty ("TB-MR1"). The TB-MR1 royalty applies to ore that is mined outside of the defined area of the Taparko-Bouroum project that is processed through the Taparko facilities up to a maximum of 1.1 million tons per year.*

Both the TB-GSR3 and TB-MR1 royalties commence once TB-GSR1 and TB-GSR2 have ceased. Both TB-GSR1 and TB-GSR2 continue until either production reaches 804,420 ounces of gold, or payments totaling $35 million under TB-GSR1 are received, whichever comes first. As of June 30, 2010, Royal Gold has recognized $30.6 million in royalty revenue under TB-GSR1 which is attributable to cumulative production of approximately 202,000 ounces of gold.

8 *The reserves at Taparko have been adjusted by Royal Gold based on actual 2009 depletion and on the operator's reserve gold price assumption of $800 per ounce, to reflect the $35 million cap on the TB-GSR1 royalty. Upon meeting this cap, both the TB-GSR1 and TB-GSR2 royalties cease and the TB-GSR3 royalty becomes effective. The TB-GSR3 reserves represent the remaining reserves after subtracting the reserves associated with TB-GSR1 and TB-GSR2.*

9 *GSR sliding-scale schedule (price of gold per ounce – royalty rate): Below $210 – 0.40%; $210 to $229.99 – 0.50%; $230 to $249.99 – 0.75%; $250 to $269.99 – 1.30%; $270 to $309.99 – 2.25%; $310 to $329.99 – 2.60%; $330 to $349.00 – 3.00%; $350 to $369.99 – 3.75%; $390 to $409.99 – 4.0%; $410 to $429.99 – 4.25%; $430 to $449.99 – 4.50%; $450 to $469.99 – 4.75%; $470 and higher – 5.00%.*

10 *NVR1 and GSR3 reserves are subsets of the reserves and additional mineralized material covered by GSR1 and GSR2.*

11 *Revenues consist of provisional payments for concentrates produced during the current period and final settlements for prior production periods. Recovered metal is contained in concentrate and is subject to third party recovery losses.*

12 *The Company's royalty is subject to a 2.0 million ounce cap on gold production. There have been approximately 581,000 ounces of cumulative production, as of June 30, 2010. NSR sliding-scale schedule (price of gold per ounce – royalty rate): $0.00 to $299.99 – 1.0%; $300 to $324.99 – 1.50%; $325 to $349.99 – 2.0%; $350 to $374.99 – 3.0%; $375 to $399.99 – 4.0%; $400 or higher – 5.0%.*

PROPERTY PORTFOLIO FOOTNOTES *continued*

Producing and Development Property Footnotes (continued)

13 *The royalty is capped on a dollar basis once payments of approximately $12.0M have been received. As of June 30, 2010, approximately $1.8 million remains unrecognized under the cap. The Company expects that the $12 million cap could be reached in the second half of calendar 2010. NSR sliding-scale schedule (price of gold per ounce – royalty rate as of 6/30/10): $0.00 to $495.71 – 0.0%; $495.72 to $566.54 – 0.625%; $566.55 to $601.94 – 0.875%; $601.95 to $637.35 – 1.125%; $637.36 to $672.76 – 1.50%; $672.77 and above – 1.875%. The sliding-scale schedule is adjusted based on the average of the United States, Australian and Canadian Consumer Price Indices on an annual basis. The most current rate available is reflected herein.*

14 *Operator reports reserves by material type. Reserves represent combined oxide and sulfide ores. The sulfide material will be processed by milling. The oxide material will be processed by heap leaching. Recovered metal is contained in concentrate and is subject to third party recovery losses.*

15 *Revenue and production figures reflect partial operation of the mine and mill due to a labor strike that began on August 1, 2009.*

16 *Receipt of royalty revenue commenced in February 2010 for Voisey's Bay, Inata, Gwalia Deeps, Las Cruces, Skyline, South Laverton, and Southern Cross. Revenue commenced in April 2010 for the Andacollo mine.*

17 *The royalty rate is 75% of gold produced from the sulfide portion of the deposit until 910,000 payable ounces of gold have been sold, and 50% of the future payable gold thereafter. Gold is produced as a by-product of copper.*

18 *The operator does not report reserves by property in Australia. Therefore, a portion of the reserve is not subject to Royal Gold's royalty interest.*

19 *The NSR sliding-scale royalty is capped once payments of approximately $17 million have been received. As of June 30, 2010, payments of $4.6 million for the sliding-scale NSR royalty have been recognized. The sliding-scale royalty pays at a rate of 2.0% when the average gold price is below $300 per ounce; 3.0% when the gold price is between $300 and $350 per ounce; and 4.0% when the gold price is above $350 per ounce.*

20 *NSR sliding-scale schedule (price of zinc per pound - royalty rate): $0.50 to below $0.55 – 1.0%; $0.55 to below 0.60 – 2.0%; $0.60 or higher – 3.0%. Gold is produced as a by-product of zinc. Recovered metal is contained in concentrate and is subject to third party recovery losses.*

21 *Figures reflect reserves associated with the entire property. The operator did not provide a detailed breakdown of the reserves and additional mineralized material subject to Royal Gold's royalty interest. Therefore, a portion of the reserves is not subject to Royal Gold's royalty interest.*

22 *NSR sliding-scale schedule (price of gold per ounce - royalty rate): $0.00 to under $350 – 0.0%; $350 to under $400 – 0.5%; $400 to under $500 – 1.0%; $500 or higher – 2.0%.*

23 *The operator did not report reserves for this property.*

24 *The royalty applies to 40% of production. The royalty rate is $1.44 per ton for the first 600,000 tons on which the royalty is paid, reducing to $0.72 per ton on 600,000 to 800,000 tons and to $0.36 per ton above 800,000 tons, at a price above $23.00 per ton. A sliding-scale is applicable when the price of potash drops below $23.00 per ton. Given the current North American market price for potash, the complete sliding-scale schedule is not presented here. In addition, there is a $0.25 per ton royalty payable on certain production up to 600,000 tons.*

25 *The sliding-scale moves up 0.25% for each $25 per ounce of gold price increase, starting at a per-ounce price of $375, inflated by the Producer Price Index commencing in 1986.*

26 *The property was obtained in the IRC transaction in February 2010 and has been in receivership since that time.*

27 *In October 2009, Revett Silver Company and Royal Gold completed a restructuring of the Company's royalties at the Troy mine. Royal Gold previously held three gross smelter return ("GSR") royalties. The initial 7.0% GSR royalty was satisfied under a revenue cap of $10.5 million. The remaining two royalties, which were scheduled to produce royalty revenue in mid-2012, were restructured into a perpetual 3.0% GSR royalty which took effect on July 1, 2010. The new royalty applies to all production from the Troy mine in addition to an expanded area of interest in the vicinity of the mine.*

28 *Recovered metal is contained in concentrate and is subject to third party recovery losses.*

29 *The operators at Bundarra, Legacy, Lluvia de Oro, Rambler North, Reedys Burnakura, Relief Canyon, Tambor and Tarmoola did not report reserve information.*

30 *The A$10 per ounce royalty applies on production above 50,000 ounces.*

31 *Reedys Burnakura sliding-scale royalty applies to cumulative production above 300,000 ounces. Once 300,000 ounces have been produced, the royalty rate is 1.5% NSR for the first 75,000 ounces per year and 2.5% NSR above 75,000 ounces per year.*

32 *The reserve for the tenement subject to Royal Gold's royalty interest has been quoted as 37,000 ounces, but tons and grade have not been broken out specifically for this tenement in the operator's reserve report.*

33 *The royalty is subject to a buy-down right for $1.0 to $1.5 million depending on the price of gold, exercisable at any time, for one-half of the royalty. NSR sliding-scale schedule (price of gold per ounce – royalty rate): $0.00 to $350 – 2.0%; above $350 – 3.0%.*

34 *In November 2008, the operator made application to a court in Ontario, Canada for a declaration that it is not obligated to pay the entire royalty defined under the royalty agreement and to dispute the royalty rate. The operator claimed that its predecessor in interest is responsible for payment of some or all of the royalty. On July 23, 2009, the Court held that Royal Gold is entitled to payment from the predecessor of the full amount of the NSR sliding-scale royalty and that the operator's obligation is to reimburse the predecessor for payment of the royalty up to a flat rate of 0.013% NSR. On August 21, 2009, the predecessor appealed the portion of the judgment holding them responsible for paying the royalty. On December 9, 2009, Royal Gold was made a party to the appeal.*

35 *Gold and silver royalty rates are based on the price of silver per ounce. NSR sliding-scale schedule (price of silver per ounce – royalty rate): Below $5.00 – 0.0%; $5.00 to $7.50 – 3.778%; >$7.50 – 9.445%.*

36 *The sliding-scale royalty rates reflect Royal Gold's entire royalty interest upon the completion of the transaction announced on July 6, 2010. The remaining portion of the additional royalty interests will be acquired on or before October 29, 2010.*

37 *As of the acquisition of IRC on February 22, 2010, approximately 20% of the royalty is limited to the first 14.0 million ounces of gold produced from the project. Also, 24% of the royalty can be extended beyond 14.0 million ounces produced for $4.4 million. In addition, a one-time payment totaling $8.4 million will be made if gold prices exceed $600 per ounces for any six-month period within the first 36 months of commercial production.*

38 *Royalty applies to all gold production from an area of interest in Chile. Only that portion of the reserves pertaining to our royalty interest in Chile is reflected here. The Company also holds a fixed rate 1.05% NSR copper royalty that will take effect after January 1, 2017.*

39 *Royal Gold acquired this property in the Battle Mountain transaction. Various parties claiming interests in the mining concessions subject to the Lluvia de Oro royalty have disputed any royalty obligation.*

40 *Property is currently in production; payout estimated to begin in 2013.*

41 *The sliding-scale NSR royalty will pay 2.0% when the price of gold is above $350 per ounce and 1.0% when the price of gold falls to $350 per ounce or below. The 0.9% NSR applies to the MACE claims. The operator did not report reserves subject to the 0.9% NSR.*

42 *Round Mountain, a joint venture between Kinross and Barrick, has the right, at any time, to purchase the royalty interest for $10.0 million less any royalty payments paid prior to the purchase option being exercised. The royalty is subject to a minimum royalty payment of $100,000 per year.*

43 *Royalty interest covers the majority of six sections of land, containing a number of open pits but does not cover the current mining in the Basalt/Antler area.*

44 *On January 27, 2010, Firstgold Corp., the owner and operator of the Relief Canyon Mine, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. On June 22, 2010, Firstgold and its secured creditors agreed to sell substantially all of Firstgold's assets. No further proceedings regarding the sale of the assets have taken place.*

Evaluation Stage Property Footnotes

45 *Royal Gold considers and categorizes an exploration stage property to be an "evaluation stage" property if additional mineralized material has been identified on the property but reserves have yet to be identified. The U.S. Securities and Exchange Commission does not recognize the term "mineralized material." Investors are cautioned not to assume that any part or all of the mineralized material identified on these properties will ever be converted into reserves.*

46 *Royalty pays 1.0% for the first 250,000 ounces of production and then 1.5% for production above 250,000 ounces.*

47 *Royalty applies to production above 40,000 ounces.*

48 *The sliding-scale royalty applies to cumulative production at both the Burnakura and Reedys Meekatharra properties above 300,000 ounces. Once 300,000 ounces have been produced, the royalty rate is 1.5% NSR for the first 75,000 ounces per year and 2.5% NSR above 75,000 ounces per year. The 1.0% NSR applies to the Rand area. The 1.5% fixed rate NSR does not apply to the Burnakura area.*

49 *Royalty calculation is 0.75 x AUD$Au price/AUD$470 x grade/2.5 g/t. Royal Gold's share of the royalty is 44.85% of the calculated royalty figure. At an AUD$1,000 per ounce gold price and 2 g/t grade, the royalty calculates to AUD$0.5726 per tonne.*

50 *Orezone has the right to buy back up to 2.0% of the royalty for $2.0 million.*

51 *Royalty rate is 1.95% on Goose Lake and 2.35% on George Lake.*

52 *Royalty on George Lake applies to production above 800,000 ounces. Royalty on Goose Lake applies to production above 400,000 ounces.*

53 *For the first royalty, the 0.75% royalty applies to gold and silver and the 1.00% royalty applies to platinum group elements, copper and nickel. For the second royalty, the 0.5% NSR applies to gold, silver, platinum group elements, copper and nickel. For the third royalty, the 1.25% applies to gold and silver and the 1.5% royalty applies to platinum group elements, copper and nickel. These royalties become payable on commercial production once capital repayment has been made at the project.*

54 *A $325,000 payment is due upon production of the first 100,000 ounces. Once production reaches 200,000 ounces, the royalty begins paying at the following rate schedule (price of gold per ounce – royalty rate): $0.00 to $425 – 1.0%; $425 and above – 2.0%.*

55 *Royalty rate is 3.0% on Homestake and Emerald unpatented claims; 1.0% on Emerald patented claims.*

56 *Royalty is payable per pound of uranium produced above eight million pounds.*

57 *Royalty rate is 1.0% for each ton of ore at a NSR value of less than $115 per ton of ore; 2.0% for each ton of ore at a NSR value between $115 and $135 per ton of ore, and 3.0% for each ton of ore at a NSR value greater than $135 per ton of ore.*

Exploration Stage Property Footnotes

58 *Royalty paid on dollars per tonne of ore above 50,000 tonnes up to 500,000 tonnes.*

59 *Triumph Mining has granted Dourado Resources an option to purchase the mining lease subject to the royalty.*

60 *Royalty applies on production above 10,000 ounces.*

61 *Royalty applies on production up to 500,000 ounces.*

62 *Royalty rate is 2.0% for gold and 1.5% for all other metals.*

63 *Royalty rate is 4.0% for grades at 1.5 g/t or less and 2.5% at grades above 1.5 g/t.*

64 *An initial payment of 15% of production applies until $1,760,000 has been paid. The 2.0% NSR royalty takes effect for all production thereafter.*

65 *The 2.0% NSR royalty applies to production from an area of the property referred to as the "GeoNova Properties," and the 3.0% NSR royalty applies to production from an area of the property referred to as the "Homestake Properties."*

66 *Sliding-scale royalty only applies to gold production. The 2.0% NSR royalty applies to silver and copper.*

67 *The 1.0% to 3.0% NSR sliding-scale royalty only applies to gold production. The 2.0% NSR royalty applies to commercial production of all minerals excluding diamonds and industrial minerals. The 1.0% GOR royalty applies to commercial production of all diamonds and industrial minerals.*

68 *The 3.0% NSR applies to gold. The 10.0% NPI applies to all other minerals.*

FREE CASH FLOW RECONCILIATION

Non-GAAP Financial Measures

The Company computes and discloses free cash flow and free cash flow as a percentage of revenues. Free cash flow is a non-GAAP financial measure. Free cash flow is defined by the Company as operating income plus depreciation, depletion and amortization, non-cash charges, and any impairment of mining assets, less non-controlling interests in operating income of consolidated subsidiaries. Management believes that free cash flow and free cash flow as a percentage of revenues are useful measures of performance of our royalty portfolio. Free cash flow identifies the cash generated in a given period that will be available to fund the Company's future operations, growth opportunities, shareholder dividends, and to service the Company's debt obligations. Free cash flow, as defined, is most directly comparable to operating income in the Statements of Operations. Below is the reconciliation to operating income:

Free Cash Flow Reconciliation

(Unaudited, in thousands)	For the Fiscal Years Ended June 30, 2010	2009	2008	2007	2006
Operating income	$ 41,035	$ 27,292	$ 32,982	$ 28,506	$ 13,412
Depreciation, depletion and amortization	$ 53,793	$ 32,578	$ 18,364	$ 8,269	$ 4,261
Non-cash employee stock compensation	$ 7,279	$ 2,921	$ 2,869	$ 2,663	$ 2,778
Non-controlling interests in operating income of consolidated subsidiaries	$ (2,039)	$ (1,085)	$ (1,352)	$ (1,522)	$ -
Free cash flow	$ 100,068	$ 61,706	$ 52,863	$ 37,916	$ 20,451

GLOSSARY

Concentrate: The clean product recovered in froth flotation.

Contained Gold Returned ("CGR") royalty: A royalty in which payments are made on contained ounces rather than recovered ounces.

Fixed-rate royalty: A royalty rate that stays constant.

Grade: The metal content of ore. With precious metals, grade is expressed as troy ounces per ton of ore or as grams per tonne of ore. A "troy" ounce is one-twelfth of a troy pound.

Gross Proceeds Royalty ("GPR"): A royalty in which payments are made on contained ounces rather than recovered ounces.

Gross Smelter Return ("GSR") royalty: A defined percentage of the gross revenue from a resource extraction operation less, if applicable, certain contract-defined costs paid by or charged to the operator.

Heap leach: A method of recovering gold or other metals from ore placed on an impervious pad, whereby a dilute leaching solution is allowed to percolate through the ore, dissolving the metal, which is subsequently captured and recovered.

Milling royalty: A royalty on ore throughput at a mill.

Net Profits Interest ("NPI") royalty: A defined percentage of the gross revenue from a resource extraction operation, after recovery of certain contract-defined pre-production costs, and after deduction of certain contract-defined mining, milling, processing, transportation, administrative, marketing and other costs.

Net Smelter Return ("NSR") royalty: A defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

Net Value Royalty ("NVR"): A defined percentage of the gross revenue from a resource extraction operation less certain contract-defined transportation costs, milling costs and taxes.

Oxide deposit: A deposit in which the oxide minerals predominate.

Probable reserve: Ore reserves for which quantity and grade are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume geological continuity between points of observation.

Proven reserve: Ore reserves for which: (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade is computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are categorized as proven or probable reserves (see separate definitions).

Royalty: The right to receive a percentage or other denomination of mineral production from a mining operation.

Sulfide deposit: A deposit in which the sulfide minerals predominate.

Ton: A unit of weight equal to 2,000 pounds or 907.2 kilograms.

Tonne: A unit of weight equal to 2,204.6 pounds or 1,000 kilograms.

FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 30, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission File Number 001-13357

Royal Gold, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**84-0835164** (I.R.S. Employer Identification No.)
1660 Wynkoop Street, Suite 1000 **Denver, Colorado** (Address of Principal Executive Offices)	**80202** (Zip Code)

Registrant's telephone number, including area code: (303) 573-1660

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

(Check one):	Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of the voting common stock held by non-affiliates of the registrant, based upon the closing sale price of Royal Gold common stock on December 31, 2009, as reported on the NASDAQ Global Select Market was $1,794,606,869. There were 53,671,158 shares of the Company's common stock, par value $0.01 per share, outstanding as of August 24, 2010. In addition, as of such date, there were 1,610,464 exchangeable shares of RG Exchangeco Inc., a subsidiary of registrant, outstanding which are exchangeable at any time into shares of the Company's common stock on a one-for-one basis and entitle their holders to dividend and other rights economically equivalent to those of the Company's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2010 Annual Meeting of Stockholders scheduled to be held on November 17, 2010, and to be filed within 120 days after June 30, 2010, are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

INDEX

		Page
PART I.		
ITEM 1.	Business	1
ITEM 1A.	Risk Factors	9
ITEM 1B.	Unresolved Staff Comments	18
ITEM 2.	Properties	18
ITEM 3.	Legal Proceedings	40
ITEM 4.	(Removed and Reserved)	40
PART II.		
ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	41
ITEM 6.	Selected Financial Data	42
ITEM 7.	Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations	42
ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk	62
ITEM 8.	Financial Statements and Supplementary Data	63
ITEM 9.	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	95
ITEM 9A.	Controls and Procedures	95
ITEM 9B.	Other Information	96
PART III.		
ITEM 10.	Directors, Executive Officers and Corporate Governance	97
ITEM 11.	Executive Compensation	97
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	97
ITEM 13.	Certain Relationships and Related Transactions, and Director Independence	97
ITEM 14.	Principal Accountant Fees and Services	97
PART IV.		
ITEM 15.	Exhibits and Financial Statement Schedules	98
SIGNATURES		99
EXHIBIT INDEX		100

(This page has been left blank intentionally.)

This document (including information incorporated herein by reference) contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which involve a degree of risk and uncertainty due to various factors affecting Royal Gold, Inc. and its subsidiaries. For a discussion of some of these factors, see the discussion in Item 1A, Risk Factors, of this report. In addition, please see our note about forward-looking statements included in Item 7, Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations ("MD&A"), of this report.

PART I

ITEM 1. BUSINESS

Overview

Royal Gold, Inc. ("Royal Gold", the "Company", "we", "us", or "our"), together with its subsidiaries, is engaged in the business of acquiring and managing precious metals royalties and similar interests derived from production. Royalties are passive (non-operating) interests in mining projects that entitle the Company to a portion of the revenue or production from the project after deducting specified costs, if any. We seek to acquire existing royalties or to finance projects that are in production or in development stage in exchange for royalty interests. We are engaged in a continual review of opportunities to acquire existing royalties, to create new royalties through the financing of mine development or exploration, or to acquire companies that hold royalties. We currently, and generally at any time, have acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, analysis of technical, financial and other confidential information, submission of indications of interest, participation in preliminary discussions and involvement as a bidder in competitive auctions.

As of June 30, 2010, the Company owns royalties on 33 producing properties, 23 development stage properties and over 130 exploration stage properties, of which the Company considers 37 to be evaluation stage projects.32 producing properties. The Company uses "evaluation stage" to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations nor are we required to contribute to capital costs, exploration costs, environmental compliance costs or other operating costs on the properties in which we hold royalty interests. During the fiscal year ended June 30, 2010, we focused on the management of our existing royalty interests, the acquisition of royalty interests, the acquisition and integration of International Royalty Corporation ("IRC"), and the creation of royalty and similar interests through financing and strategic exploration alliances.

As discussed in further detail throughout this report, some significant developments to our business during fiscal year 2010 were as follows:

(1) Our royalty revenues increased 85% to $136.6 million, compared with $73.8 million during fiscal year 2009;

(2) On January 25, 2010, we acquired an interest in the gold produced from the sulfide portion of the Andacollo project in Chile ("Andacollo Royalty") for $217.9 million in cash and 1,204,136 shares of our common stock (valued at approximately $53.4 million on the date of acquisition);

(3) On February 22, 2010, we, through RG Exchangeco Inc. (formerly known as 7296355 Canada Ltd.), a wholly-owned Canadian subsidiary of Royal Gold ("RG Exchangeco") acquired all of the issued and outstanding common shares of IRC, a company incorporated in Canada (the "IRC Transaction"). The purchase price for the IRC Transaction consisted of approximately $350.0 million in cash, 5,234,086 shares of Royal Gold common stock (valued at $230.4 million on the date of acquisition) and 1,806,649 exchangeable shares of

RG Exchangeco (valued at $79.5 million on the date of acquisition) that are exchangeable at any time into shares of our common stock on a one-for-one basis ("Exchangeable Shares");

(4) In June 2010, we sold 5,980,000 shares of our common stock, at a price of $48.50 per share, resulting in net proceeds to us of approximately $276.2 million; and

(5) We increased our calendar year dividend to $0.36 per basic share, which is paid in quarterly installments throughout calendar year 2010. This represents a 12.5% increase compared with the dividend paid during calendar year 2009.

Certain Definitions

Additional Mineralized Material: Additional mineralized material is that part of a mineral system that has potential economic significance but cannot be included in the proven and probable ore reserve estimates until further drilling and metallurgical work is completed, and until other economic and technical feasibility factors based upon such work have been resolved. The Securities and Exchange Commission (the "SEC") does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Gross Proceeds Royalty (GPR): A royalty in which payments are made on contained ounces rather than recovered ounces.

Gross Smelter Return (GSR) Royalty: A defined percentage of the gross revenue from a resource extraction operation, in certain cases reduced by certain contract-defined costs paid by or charged to the operator.

g/t: A unit representing grams per tonne.

Net Profits Interest (NPI): A defined percentage of the gross revenue from a resource extraction operation, after recovery of certain contract-defined pre-production costs, and after deduction of certain contract-defined mining, milling, processing, transportation, administrative, marketing and other costs.

Net Smelter Return (NSR) Royalty: A defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

Net Value Royalty (NVR): A defined percentage of the gross revenue from a resource extraction operation, less certain contract-defined transportation costs, milling costs and taxes.

Proven (Measured) Reserves: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and the grade is computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well established.

Probable (Indicated) Reserves: Reserves for which the quantity and grade are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance of probable (indicated) reserves, although lower than that for proven (measured) reserves, is high enough to assume geological continuity between points of observation.

Payable Metal: Ounces or pounds of metal in concentrate payable to the operator after deduction of a percentage of metal in concentrate that is paid to a third-party smelter pursuant to smelting contracts.

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Royalty: The right to receive a percentage or other denomination of mineral production from a resource extraction operation.

Ton: A unit of weight equal to 2,000 pounds or 907.2 kilograms.

Tonne: A unit of weight equal to 2,204.6 pounds or 1,000 kilograms.

Our Producing Royalty Interests

Our producing royalty interests on mines that were in production and generated revenue for the Company during all or part of fiscal year 2010 are shown in the following table. The number of properties listed here as production stage could change periodically due to developments at the properties. Please see Item 2, Properties, of this report for further discussion of our principal producing royalty interests.

Mine	Location	Operator	Royalty (Gold unless otherwise stated)
Cortez	Nevada, USA	Barrick Gold Corporation ("Barrick")	GSR1: 0.40%-5.0% sliding-scale GSR GSR2: 0.40%-5.0% sliding-scale GSR GSR3: 0.71% GSR NVR1: 0.39% NVR
Robinson	Nevada, USA	QuadraFNX Mining Ltd. ("Quadra")	3.0% NSR (copper, gold, silver, molybdenum)
Leeville	Nevada, USA	Newmont Mining Corporation ("Newmont")	1.8% NSR
Goldstrike	Nevada, USA	Barrick	0.9% NSR
Bald Mountain . . .	Nevada, USA	Barrick	1.75%-3.5% sliding-scale NSR
Twin Creeks	Nevada, USA	Newmont	2.0% GPR
Wharf	South Dakota, USA	Goldcorp Inc. ("Goldcorp")	0.0%-2.0% sliding-scale NSR
Skyline[1]	Utah, USA	Arch Coal, Inc.	1.41% GOR
Dolores	Chihuahua, Mexico	Minefinders Corporation, Ltd. ("Minefinders")	3.25% NSR; 2.0% NSR (silver)
El Chanate[2]	Sonora, Mexico	Capital Gold Corporation	2.0%-4.0% sliding-scale NSR
Mulatos[3]	Sonora, Mexico	Alamos Gold, Inc. ("Alamos")	1.0%-5.0% sliding-scale NSR
Peñasquito[4]	Zacatecas, Mexico	Goldcorp	2.0% NSR (gold, silver, lead, zinc)
Las Cruces[1]	Andalucía, Spain	Inmet Mining ("Inmet")	1.5% NSR (copper)
Taparko[5]	Namantenga, Burkina Faso	High River Gold Mines Ltd. ("High River")	15% GSR (TB-GSR1); 0%-10% sliding-scale GSR (TB-GSR2)
Inata[1]	Soum, Burkina Faso	Avocet Mining PLC	2.5% NSR
Siguiri[6]	Kankan, Guinea	AngloGold Ashanti Limited	0.0%-1.875% sliding-scale NSR
Martha	Santa Cruz Province, Argentina	Coeur d'Alene Mines Corporation	2.0% NSR (gold and silver)
Don Mario	Chiquitos Province, Bolivia	Orvana Minerals Corp.	3.0% NSR

Mine	Location	Operator	Royalty (Gold unless otherwise stated)
Andacollo[7]	Region IV, Chile	Compañía Minera Teck Carmen de Andacollo ("CDA")	75% of gold produced
El Toqui	Region XI, Chile	Breakwater Resources	1.0%-3.0% sliding-scale NSR (gold, lead and zinc)
Voisey's Bay[1]	Labrador, Canada	Vale Ltd. ("Vale")	2.7% NSR (nickel, copper, cobalt)
Williams	Ontario, Canada	Barrick	0.97% NSR
Allan	Saskatchewan, Canada	Potash Corporation of Saskatchewan	$0.36-$1.44 per ton sliding-scale; $0.25 per ton (potash)
El Limon	El Limon, Nicaragua	B2Gold Corp. (95%) and Inversiones Mineras S.A. (5%)	3.0% NSR
Balcooma	Queensland, Australia	Kagara Ltd.	1.5% NSR (gold, silver, lead, copper and zinc)
Gwalia Deeps[1] . . .	Western Australia, Australia	St. Barbara Limited ("St. Barbara)	1.5% NSR
Mt. Goode (Cosmos South)	Western Australia, Australia	Xstrata PLC	1.5% NSR (nickel)
South Laverton[1] . .	Western Australia, Australia	Saracen Mineral Holdings Limited	1.5% NSR
Southern Cross[1] . .	Western Australia, Australia	St. Barbara	1.5% NSR

(1) Royalty acquired as part of the IRC transaction as discussed within Item 7, MD&A, of this report. Three oil and gas royalty interests, not shown here, were also acquired as part of the IRC transaction.

(2) Royalty is capped once payments of approximately $17.0 million have been received. As of June 30, 2010, approximately $12.4 million remains under the cap.

(3) Royalty is capped at 2.0 million gold ounces of production. Approximately 581,000 cumulative ounces of gold have been produced as of June 30, 2010.

(4) The Peñasquito project consists of oxide and sulfide ores, each processed by different methods. The sulfide portion began production during the fourth quarter of calendar 2009.

(5) TB-GSR1 will remain in effect until cumulative production of 804,420 ounces of gold is achieved or until cumulative payments of $35.0 million have been made to Royal Gold, whichever occurs first. TB-GSR2 will remain in effect until the termination of TB-GSR1. As of June 30, 2010, we have recognized approximately $30.6 million in royalty revenue associated with TB-GSR1, which is attributable to cumulative production of 202,000 ounces of gold. Management expects the dollar cap could be reached during the third quarter of calendar year 2010.

(6) Royalty is subject to a dollar cap of approximately $12.0 million. As of June 30, 2010, approximately $1.8 million remains under the cap. Management expects the cap could be reached sometime during the last half of calendar 2010.

(7) Production at Andacollo began during the second quarter of calendar 2010. The royalty is 75% of the gold produced from the sulfide portion of the deposit until 910,000 payable ounces have been sold and 50% of the gold produced in excess of 910,000 payable gold ounces.

Our Development Stage Royalty Interests

We own royalty interests that are currently in development stage. We categorize development stage royalties as properties that are not yet in production or not yet generating revenue for the Company. Please see Item 2, Properties, of this report for further discussion on our principal development stage royalty interests.

The following royalty interests are currently in development stage because they have not yet provided revenue to the Company. These royalties are associated with properties currently in production.

Mine	Location	Operator	Royalty (Gold unless otherwise stated)
Marigold[1]	Nevada, USA	Goldcorp	2.0% NSR
Troy[2]	Montana, USA	Revett Minerals, Inc.	3.0% GSR (silver and copper)
Taparko	Burkina Faso, West Africa	High River	2.0% GSR (TB-GSR3); 0.75% milling royalty (TB-MR1)
Avebury[3]	Tasmania, Australia	Minerals and Metals Group	2% NSR (nickel)
Koolanooka	Western Australia, Australia	Sinosteel Midwest Corporation Ltd.	AUD$0.25 per ton (iron ore fines)
Meekatharra[3] (Yaloginda)	Western Australia, Australia	Mercator Gold PLC	0.45% NSR
Reedy's Burnakura[4]	Western Australia, Australia	Jinka Metals Ltd.	1.5%-2.5% NSR

(1) Our royalty interest on the Marigold mine covers the majority of six sections of land, containing a number of open pits, but does not cover the current mining in the Basalt/Antler area. Approximately 45% of the current Marigold reserves are covered by this royalty.

(2) Royalty became effective July 1, 2010.

(3) Royalty acquired as part of the IRC transaction, as discussed below within Item 7, MD&A, of this report.

(4) Royalty becomes payable after 300,000 gold ounces have been produced from the property. After an additional 75,000 gold ounces have been produced from the property, the royalty rate increases from a 1.5% NSR to a 2.5% NSR.

The following royalty interests are currently in development stage because the properties are being developed by their operators but are not yet in production.

Mine	Location	Operator	Royalty (Gold unless otherwise stated)
Soledad Mountain[1]	California, USA	Golden Queen Mining Co. Ltd.	3.0% NSR (gold and silver)
Gold Hill[2]	Nevada, USA	Kinross Gold Corporation (50%), Barrick (50%)	1.0% to 2.0% sliding-scale NSR and 0.9% NSR (MACE claims)
Relief Canyon	Nevada, USA	Firstgold Incorporated	3.0% NSR and 1.0% NSR
Pascua-Lama[2,3]	Region III, Chile	Barrick	0.67% to 4.48% sliding-scale NSR and 1.05% fixed rate royalty (copper)
Bundarra[1]	Western Australia, Australia	Terrain Minerals Ltd.	1.5% NSR
Meekatharra[2] (Paddy's Flat)	Western Australia, Australia	Mercator Gold	A$10.00 per gold ounce produced and 1.5% NSR
Tarmoola[1]	Western Australia, Australia	St. Barbara	1.5% NSR
Schaft Creek[1]	British Columbia, Canada	Copper Fox Metals Inc.	3.5% NPI (gold, silver, copper, molybdenum)
Pine Cove	Newfoundland, Canada	New Island Resources Inc. (70%), Anaconda Mining Inc. (30%)	7.5% NPI
Rambler North	Newfoundland, Canada	Rambler Metals and Mining PLC	1.0% NSR
Holt[4]	Ontario, Canada	St Andrew Goldfields Ltd. ("St Andrew")	0.00013 × quarterly average gold price
Caber[1]	Quebec, Canada	Breakwater Resources Ltd.	1.0% NSR (copper, zinc)
Canadian Malartic[5]	Quebec, Canada	Osisko Mining Corporation ("Osisko")	2.0% to 3.0% sliding-scale NSR
Wolverine[1]	Yukon, Canada	Yukon Zinc Corporation ("Yukon Zinc")	0.00% to 9.45% sliding-scale NSR (gold and silver)
Lluvia deOro[6]	Sonora, Mexico	NWM Mining Corp.	4.0% NSR
Tambor[1]	South-Central, Guatemala	Radius Gold Inc.	4.0% NSR

(1) Royalty acquired as part of the IRC Transaction, as discussed below within Item 7, MD&A, of this report.

(2) A portion of the royalty was acquired as part of the IRC Transaction, as discussed below within Item 7, MD&A, of this report.

(3) See "Recent Developments, Business Developments" within Item 7, MD&A, of this report for a further discussion on recent developments at Pascua-Lama.

(4) See "Recent Developments, Property Developments" within Item 7, MD&A, of this report for a further discussion on recent developments at Holt.

(5) The royalty is subject to a buy-down right for $1.0 to $1.5 million. If the buy-down right is exercised by Osisko, the sliding-scale NRS would be reduced to range between 1.0% and 1.5%.

(6) The various parties claiming interest in the mining concessions subject to this royalty have disputed any royalty obligation.

Our Exploration Stage Royalty Interests

We own royalty interests on over 130 exploration stage projects on six continents. None of our exploration stage projects contain proven and probable reserves as of December 31, 2009, as determined by the owner or operator of such projects.

Our Operational Information

Financial Information about Geographic Areas

Royal Gold's royalty revenue and long-lived assets (royalty interests in mineral properties, net) are geographically distributed as shown in the following table. Please refer to Item 2, Properties, for further discussion of our principal royalty interests on producing mineral properties.

	Royalty Revenue			Royalty Interests in Mineral Property, net		
	Fiscal Year Ended June 30,			Fiscal Year Ended June 30,		
	2010	2009	2008	2010	2009	2008
United States	40%	56%	79%	5%	13%	18%
Africa[1]	29%	21%	11%	2%	8%	12%
Mexico	15%	15%	4%	13%	45%	55%
Australia	5%	2%	—	6%	6%	—
Canada	4%	2%	1%	27%	19%	1%
Chile	4%	1%	—	42%	6%	7%
Other	3%	3%	5%	5%	3%	7%

(1) Consists of royalties on properties in Burkina Faso and Guinea.

Our financial results are primarily tied to the price of gold, silver, copper and other metals, as well as production from our producing royalty interests. For the fiscal years ended June 30, 2010, 2009 and 2008, gold, silver and copper price averages and percentage of royalty revenues by metal were as follows:

	Fiscal Year Ended					
	June 30, 2010		June 30, 2009		June 30, 2008	
Metal	Average Price	Percentage of Royalty Revenue	Average Price	Percentage of Royalty Revenue	Average Price	Percentage of Royalty Revenue
Gold ($/ounce)	$1,089	81%	$ 874	84%	$ 821	74%
Silver ($/ounce)	$16.85	3%	$12.91	3%	$15.40	3%
Copper ($/pound)	$ 3.03	9%	$ 2.25	11%	$ 3.53	23%
Other	N/A	7%	N/A	2%	N/A	0%

Our financial results are discussed in further detail within Part II, Item 7, MD&A, and within our audited consolidated financial statements which are included in Part II, Item 8, Financial Statements and Supplementary Data. The risks associated with the operations of our royalty interests in various geographic regions are discussed in Item 1A, Risk Factors.

Competition

The mining industry in general and the royalty segment in particular are competitive. We compete with other royalty companies, mine operators and financial buyers in efforts to acquire existing royalties and with the lenders and investors providing debt and equity financing to operators of mineral properties in our efforts to create new royalties. Many of our competitors in the lending and mining business are larger than we are and have greater resources and access to capital than we have. Key competitive factors in the royalty acquisition and financing business include price, structure and access to capital.

Regulation

Like all mining operations, the operators of the mines that are subject to our royalties must comply with environmental laws and regulations promulgated by federal, state and local governments including, but not limited to, the National Environmental Policy Act; the Comprehensive Environmental Response, Compensation and Liability Act; the Clean Air Act; the Clean Water Act; the Hazardous Materials Transportation Act; and the Toxic Substances Control Act. Mines located on public lands in the United States are subject to the General Mining Law of 1872 and are subject to comprehensive regulation by either the United States Bureau of Land Management (an agency of the United States Department of the Interior) or the United States Forest Service (an agency of the United States Department of Agriculture). The mines also are subject to regulations of the United States Environmental Protection Agency ("EPA"), the United States Mine Safety and Health Administration and similar state and local agencies. Operators of mines that are subject to our royalties in other countries are obligated to comply with similar laws and regulations in those jurisdictions. Although we are not responsible as a royalty owner for ensuring compliance with these laws and regulations, failure by the operators of the mines on which we have royalties to comply with applicable laws, regulations and permits can result in injunctive action, damages and civil and criminal penalties on the operators which could reduce or eliminate production from the mines and thereby reduce or eliminate the royalties we receive and negatively affect our financial condition.

Corporate Information

We were incorporated under the laws of the State of Delaware on January 5, 1981. Our executive offices are located at 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202; our telephone number is (303) 573-1660.

Available Information

Royal Gold maintains an internet website at www.royalgold.com. Royal Gold makes available, free of charge, through the Investor Relations section of its website, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with the SEC. Our SEC filings are available from the SEC's internet website at www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically. These reports, proxy statements and other information may also be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The charters of Royal Gold's key committees of the Board of Directors and Royal Gold's Code of Business Conduct and Ethics are also available on the Company's website. Any of the foregoing information is available in print to any stockholder who requests it by contacting Royal Gold's Investor Relations Department at (303) 573-1660.

Company Personnel

We currently have 20 employees, all of whom are located in Denver, Colorado. Our employees are not subject to a labor contract or a collective bargaining agreement. We consider our employee relations to be good.

We also retain independent contractors to provide consulting services, relating primarily to geologic and geophysical interpretations and also relating to such metallurgical, engineering, and other technical matters as may be deemed useful in the operation of our business.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks. In addition, please see our note about forward-looking statements included in Part II, Item 7, MD&A, of this report. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to Our Business

We own passive interests in mining properties, and it is difficult or impossible for us to ensure properties are operated in our best interest.

All of our current revenue is derived from royalties on properties operated by third parties. The holder of a royalty interest typically has no authority regarding the development or operation of a mineral property. Therefore, we are not in control of decisions regarding development or operation of any of the properties on which we hold a royalty interest, and we have limited or no legal rights to influence those decisions.

Our strategy of having others operate properties on which we retain a royalty or other passive interest puts us generally at risk for the decisions of others regarding all operating matters, including permitting, feasibility analysis, mine design and operation, processing, plant and equipment matters and temporary or permanent suspension of operations, among others. These decisions are likely to be motivated by the best interests of the operator rather than to maximize royalties. Although we attempt to secure contractual rights, such as audit or access rights, when we create new royalties that will permit us to protect our interests, there can be no assurance that such rights will always be available or sufficient, or that our efforts will be successful in achieving timely or favorable results or in affecting the operation of the properties in which we have royalty interests in ways that would be beneficial to our stockholders.

Volatility in gold, silver, copper and other metal prices may have an adverse impact on the value of our royalty interests and reduce our royalty revenues. Certain of our royalty contracts have features that may amplify the negative effects of a drop in commodity prices.

The profitability of our royalty interests is directly related to the market price of gold, silver, copper and other metal prices. The market price of each metal may fluctuate widely and is affected by numerous factors beyond the control of any mining company. These factors include metal supply, industrial and jewelry fabrication and investment demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold sales and loans by central banks, forward sales by metal producers, global or regional political, economic or banking crises and a number of other factors. If gold, copper and certain other metal prices drop dramatically, we might not be able to recover our initial investment in royalty interests or properties. Moreover, the selection of a royalty investment or of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that decisions about exploration, development and construction are made and the commencement of production can have a material adverse effect on the economics of a mine and can eliminate or have a material adverse impact on the value of royalty interests.

Furthermore, if the market price of gold, copper or certain other metals should drop, then our royalty revenues would also drop. Our sliding-scale royalties, such as those at Cortez, Taparko, Mulatos and other properties, amplify this effect. When the gold price falls below a certain mark in a sliding-scale royalty, we receive a lower royalty rate on production. In addition, certain royalty agreements, such as our royalty agreement for the Robinson mine and the Peñasquito mine are based on the operator's concentrate sales to smelters, which include price adjustments between the operator and the smelter based on commodity prices at a later date, three to four months in the case of Robinson. In such cases, our royalty payments from the operator include a component of these later adjustments, which can result in decreased royalty revenue in later periods if commodity prices have fallen.

Volatility in gold, silver and copper prices is demonstrated by the annual high and low prices for those metals from selected years during the past decade. High and low gold prices per ounce, based on the London Bullion Market Association P.M. fix, have ranged from $293 to $256 in 2001, from $537 to $411 in 2005, from $1212 to $810 in 2009, and from $1,261 to $1,058 year to date. High and low silver prices per ounce, based on the London Bullion Market Association P.M. fix, have ranged from $4.82 to $4.07 in 2001, from $9.23 to $6.39 in 2005, from $19.18 to $10.51 in 2009, and from $19.64 to $15.14 year to date. High and low cooper prices per pound, based on the London Metal Exchange cash settlement price for copper Grade A, have ranged from $0.81 to $0.62 in 2001, from $2.08 to $1.44 in 2005, from $3.33 to $1.38 in 2009, and from $3.61 to $2.76 year to date.

Our revenues are subject to operational and other risks faced by operators of our mining properties.

Although we are not required to pay capital costs or operating costs, our financial results are indirectly subject to hazards and risks normally associated with developing and operating mining properties where we hold royalty interests. These risks include:

- insufficient ore reserves;
- fluctuations in production costs incurred by operators or third parties that may make mining of ore uneconomical or impact the amount of reserves;
- declines in the price of gold and other metals;
- mine operating and ore processing facility problems;
- economic downturns and operators' insufficient financing;
- significant environmental and other regulatory permitting requirements and restrictions and any changes thereto;
- challenges by non-mining interests to existing permits and mining rights, and to applications for permits and mining rights;
- community unrest, labor disputes or work stoppages at mines;
- geological problems;
- pit wall or tailings dam failures or any underground stability issues;
- natural catastrophes such as floods or earthquakes;
- the risk of injury to persons, property or the environment; and
- uncertain foreign political and economic environments.

Operating cost increases can have a negative effect on the value of and income from our royalty interests by potentially causing an operator to curtail, delay or close operations at a mine site.

Acquired royalty interests, particularly on development stage properties, are subject to the risk that they may not produce anticipated royalty revenues.

The royalty interests we acquire may not produce the anticipated royalty revenues. Royalty interests acquired on development stage properties are particularly sensitive to this risk. The success of our royalty acquisitions is based on our ability to make accurate assumptions regarding the valuation, timing and amount of royalty payments, particularly with respect to acquisitions of royalties on development stage properties. If the operator does not bring the property into production and operate in accordance with feasibility studies, technical or reserve reports or other plans, then acquired royalty interests may not yield sufficient royalty revenues to be profitable. Furthermore, operators of development stage properties must obtain all necessary environmental permits and access to water, power and other raw materials needed for operations in order to begin production, and there can be no assurance operators will be able to do so. Pascua-Lama in Chile, the Canadian Malartic, Holt and Wolverine mining projects in Canada, are among our principal development stage royalty acquisitions to date. The failure of any of these projects to produce anticipated royalty revenues may materially and adversely affect our financial condition and results of operations.

We depend on our operators for the calculation of royalty payments. We may not be able to detect errors amd payment calculations may call for retroactive adjustments.

Our royalty payments are calculated by the operators of the properties on which we have royalties based on their reported production. Each operator's calculation of our royalty payments is subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator. For example, the complex nature of mining and ownership of mining interests can result in errors regarding allocation of production, such as those that occurred in connection with our restatement of our consolidated financial statements for fiscal 2008. Certain royalty agreements require the operators to provide us with production and operating information that may, depending on the completeness and accuracy of such information, enable us to detect errors in the calculation of royalty payments that we receive. We do not, however, have the contractual right to receive production information for all of our royalty interests. As a result, our ability to detect royalty payment errors through our royalty monitoring program and its associated internal controls and procedures is limited, and the possibility exists that we will need to make retroactive royalty revenue adjustments. Some of our royalty contracts provide us the right to audit the operational calculations and production data for the associated royalty payments; however, such audits may occur many months following our recognition of the royalty revenue and may require us to adjust our royalty revenue in later periods.

If the current global financial conditions and challenging credit markets are prolonged, it may affect the ability of the operators of the properties on which we have royalties to meet liquidity needs or operate profitably, which in turn could have material adverse effects on the value of and revenue from our royalty interests. In addition, current global financial conditions may adversely affect our ability to obtain financing for additional royalty acquisitions.

Current global financial conditions have been subject to increased volatility and uncertainty. The development and operation of mines is very capital intensive, and if the operators of the properties on which we have royalties do not have, in light of prevailing economic conditions, the financial strength or sufficient credit or other financing capability to cover the costs of developing or operating a mine, the operator may curtail, delay or cease development of or operations at a mine site. Many of our principal royalty interests are on development stage properties that require very significant capital to bring the properties into production and our revenues would be materially adversely affected if operators are unable to continue developing or operating a mine in accordance with their expectations due to insufficient financing or if any of the operators enter into bankruptcy or liquidation, or undergo a change of control. If any of the operators of the properties on which we have royalties suffer these material adverse effects, then our royalty interests and the value of and revenue from our royalty interests may be materially adversely affected. In addition, if we are unable to obtain debt or equity financing, our ability to acquire additional assets would be adversely affected.

We received significant revenue from royalties on five properties and adverse developments at those properties, as well as depleting resources, could adversely affect our revenue.

Approximately 64% of our revenues were derived from our royalty interests at Taparko, Cortez, Robinson, Leeville and Mulatos in fiscal years 2010 and 2009. We expect that these royalties will continue to be significant contributors to our revenue in future periods. Adverse developments affecting the operation of those properties, including unusual and unexpected geophysical conditions, previously unknown historic underground workings and other matters adversely affecting mining, milling and processing operations, could have a material adverse effect on our revenue from those properties and our results of operations.

As mines on which we have royalties mature, we can expect overall declines in production over the years unless operators are able to replace reserves that are mined through mine expansion or successful new exploration. There can be no assurance that the operators of Cortez or our other properties will be able to maintain or increase production or replace reserves as they are mined.

Certain of our royalty interests are subject to payment or production caps or rights in favor of the operator or third parties that could reduce the revenues generated from the royalty assets.

Some royalty interests are subject to limitations, such that the royalty will extinguish after threshold production is achieved or royalty payments at stated thresholds are made. For example, two of our four royalties at Taparko will terminate once we have received an aggregate of $35 million in revenue from TB-GSR1. We expect that the $35 million payment threshold could be achieved during the first quarter of fiscal year 2011. When the threshold amount is paid, TB-GSR1 and TB-GSR2 will expire and be replaced by TB-GSR3, an ongoing 2% GSR, which will significantly reduce our Taparko revenue. We also expect that the payment cap on our royalty at Siguiri could be reached in the second quarter of fiscal year 2011, at which time we will no longer receive any royalty from Siguiri. Furthermore, other of our royalty agreements contain rights that favor the operator or third parties. Osisko, the operator of Canadian Malartic, one of our principal development properties, has a buy-down right that, if exercised, would reduce our royalty interest. Also, certain individuals from whom we purchased portions of our royalty interest at Pascua-Lama, another of our principal development properties, are entitled to one-time payments if the price of gold exceeds certain thresholds. If any of these thresholds are met or rights are exercised, our future royalty revenue could be reduced.

We may enter into acquisitions or other material royalty transactions at any time.

We are engaged in a continual review of opportunities to acquire existing royalties, to create new royalty assets or similar interests through the financing of mining projects or to acquire companies that hold royalties. We currently, and generally at any time, have acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, technical, financial and other confidential information, submission of indications of interest, obtaining or providing debt commitments for acquisition financing, participation in discussions regarding serving as a financing source in connection with royalty acquisitions, and involvement as a bidder in competitive auctions. Any such acquisition could be material to us and could significantly increase the size and scope of our business. In such event, we could issue substantial amounts of common stock or incur substantial additional indebtedness to fund the acquisition.

Issuances of common stock would dilute the ownership of our existing stockholders and could reduce some or all of our financial measures on a per share basis.

In addition, we may consider opportunities to restructure our royalties where we believe such restructuring would provide a long-term benefit to the Company, though such restructuring may reduce near-term revenues. We could enter into one or more acquisition or restructuring transactions at any time.

We have incurred indebtedness in connection with our royalty acquisitions and could incur substantial additional indebtedness that could have adverse effects on our business.

During the fiscal year 2010, the Company borrowed $255 million under its existing credit facilities. As a result of this indebtedness, we are required to use a portion of our cash flow to service the principal and interest on our debt. This limits the cash flow available to fund acquisitions and dividends and other general corporate purposes. In addition, we may incur substantial additional indebtedness in connection with financing acquisitions, strategic transactions or for other purposes. If we were to incur substantial additional indebtedness, it may become difficult for us to satisfy our debt obligations, increase our vulnerability to general adverse economic and industry conditions or require us to dedicate a substantial portion of our cash flow from operations and proceeds of any equity issuances to payments on our indebtedness, any of which results may place us at a competitive disadvantage to our competitors that have less debt or have other adverse effects upon us.

We may be unable to successfully acquire additional royalty and other similar interests.

Our future success largely depends upon our ability to acquire royalty interests at appropriate valuations, including through corporate acquisitions, to replace depleting reserves and to diversify our royalty portfolio. We anticipate that most of our revenues will be derived from royalty and other similar interests that we acquire or finance, rather than through exploration of properties. There can be no assurance that we will be able to identify and complete the acquisition of such royalty interests, or businesses that own desired royalty interests, at reasonable prices or on favorable terms. In addition, we face competition in the acquisition of royalty and other similar interests. If we are unable to successfully acquire additional royalties or other similar interests, the reserves subject to our royalties will decline as the producing properties on which we have royalties are mined or payment or production caps on certain of our royalties are met. We may also experience negative reactions from the financial markets or operators of properties on which we seek royalties and other similar interests if we are unable to successfully complete acquisitions of royalty interests or businesses that own desired royalty interests. Each of these factors may adversely affect the trading price of our common stock or our financial condition or results of operations.

On July 15, 2010, we entered into a letter agreement pursuant to which we agreed to acquire 25% of the payable gold produced from the Mt. Milligan copper-gold project in British Columbia from Thompson Creek Metals Company Inc. or its affiliate ("Thompson Creek") concurrent with the closing of Thompson Creek's proposed acquisition of Terrane Metals Corp. ("Terrane"). There can be no assurance that Thompson Creek's proposed acquisition of Terrane will be successful, and therefore, there can be no assurance that we will be successful in acquiring 25% of the payable gold produced from the Mt. Milligan project.

Estimates of production by the operators of mines in which we have royalty interests are subject to change, and actual production may vary materially from such estimates.

Production estimates are prepared by the operators of mining properties. There are numerous uncertainties inherent in estimating anticipated production attributable to our royalty interests, including many factors beyond our control and the control of the operators of properties in which we have royalty interests. We do not participate in the preparation or verification of production estimates and have not independently assessed or verified the accuracy of such information. The estimation of anticipated production is a subjective process and the accuracy of any such estimates is a function of the quality of available data, reliability of production history, variability in grade encountered, mechanical or other problems encountered, engineering and geological interpretation and operator judgment. Rates of production may be less than expected. Results of drilling, metallurgical testing and production, changes in commodity prices, and the evaluation of mine plans subsequent to the date of any estimate may cause actual production to vary materially from such estimates.

Estimates of reserves and mineralization by the operators of mines in which we have royalty interests are subject to significant revision.

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond our control and the control of the operators of mineral properties on which we have royalty interests. Reserve estimates on our royalty interests are prepared by the operators of the mining properties. We do not participate in the preparation or verification of such reports and have not independently assessed or verified the accuracy of such information. The estimation of reserves and of other mineralized material is a subjective process, and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production, and the evaluation of mine plans subsequent to the date of any estimate, may cause a revision of such estimates. The volume and grade of reserves recovered and rates of production may be less than anticipated. Assumptions about gold and other precious metal prices are subject to great uncertainty, and such prices have fluctuated widely in the past. Declines in the market price of gold or other precious metals also may render reserves or mineralized material containing relatively lower grades of ore uneconomical to exploit. Changes in operating costs and other factors including geotechnical characteristics and metallurgical recovery, may materially and adversely affect reserves. Finally, it is important to note that our royalties give us interests in only a portion of the production from the operators' aggregate reserves, and those interests vary widely based on the individual royalty documents.

Our disclosure controls and internal control over our financial reporting are subject to inherent limitations.

Management has concluded that as of the period ended June 30, 2010, our disclosure controls and procedures and our internal control over financial reporting were effective. Such controls and procedures, however, may not be adequate to prevent or identify existing or future internal control weaknesses due to inherent limitations that are beyond our control, including, but not limited to, our dependence on operators for the calculations of royalty payments as discussed in the above risk factor. There is a risk that material misstatements in results of operations and financial condition may not be prevented or detected on a timely basis by our internal controls over financial reporting and may require us to restate our financial statements, as we did in fiscal year 2008. This could, in turn, adversely affect the trading price of our common stock and there is a risk that repeated restatements could result in an investigation by the SEC.

Royalty interests are subject to title and other defects and contest by operators of mining projects and holders of mining rights, and these risks may be hard to identify in acquisition transactions.

We sometimes acquire portfolios of royalty interests. For example, we acquired 80 royalty interests when we acquired IRC. While Royal Gold seeks to confirm the existence, validity, enforceability and geographic extent of the royalties it acquires, there can be no assurance that disputes over these and other matters will not arise. Royalty interests in mining projects or properties generally are subject to uncertainties and complexities arising from the application of contract and property laws governing private parties and/or local or national governments in the jurisdiction where mining projects are located. For example, the validity of unpatented mining claims, which constitute a significant portion of the properties on which we hold royalties in the United States, is often uncertain and such validity is always subject to contest. Unpatented mining claims are generally considered subject to greater title risk than patented mining claims, or real property interests that are held by absolute title to the land (known legally as "fee simple" ownership). Furthermore, royalties in many jurisdictions are contractual in nature, rather than interests in land, and therefore are subject to change of control, bankruptcy or insolvency of operators, and to challenges of various kinds brought by operators or third parties. We do not usually have the protection of security interests over property that we could liquidate to recover all or some part of our investment in the royalty. Disputes could also arise challenging, among other things, the existence or geographic extent of the royalty, third party claims to the same royalty asset or to the property on which we have a royalty, various rights of the operator or third parties in or to the royalty, methods for calculating the royalty, production and other thresholds and caps applicable to royalty payments, the obligation of an operator to make royalty payments, and various defects in the royalty agreement itself. Unknown defects in the royalties we acquire may prevent us from realizing the anticipated benefits from the acquisition, and could materially adversely affect our revenue and results of operations.

Changes in federal and state legislation could decrease our royalty revenues.

A number of the properties on which we have royalties are located on U.S. federal lands that are subject to federal mining and other public land laws. Changes in federal or state laws or the regulations promulgated under them could affect mine development and expansion, significantly increase regulatory obligations and compliance costs with respect to mine development and mine operations, increase the cost of holding mining claims or impose additional taxes on mining operations, all of which could adversely affect our royalty revenue from such properties. In recent years, the United States Congress has considered a number of proposed major revisions to the General Mining Law of 1872 (the "General Mining Law"), which governs the creation, maintenance and possession of mining claims and related activities on federal public lands in the United States. Four such proposals are currently pending. Bills H.R. 699 and S. 140 were introduced in the Congress in January 2009 and S. 796 and H.R. 3201 were introduced in April and July, 2009, respectively. Provisions in these proposed bills, if enacted, would impose royalties payable to the government on production, increase land holding fees, impose federal reclamation fees, impose additional environmental operating standards and afford greater public involvement and regulatory discretion in the mine permitting process. If enacted, legislation such as H.R. 699, S. 140, S. 796 and H.R. 3201 could adversely affect the development of new mines and the expansion of existing mines, as well as increase the cost of all mining operations on federal lands, perhaps materially and adversely affecting mine operators and, therefore, our royalty revenue. By way of example, if a royalty, assessment, production tax, or other levy imposed on and measured by production is charged to the operator at Cortez, which is largely located on U.S. federal lands, the amount of that charge would be deducted from gross proceeds for calculation of our GSR1, GSR2 and GSR3 royalties, which would reduce our royalty revenues from these royalty interests.

Foreign operations and operation by foreign operators are subject to many risks.

We derived approximately 60% of our revenues from foreign sources during fiscal 2010, compared to 44% in fiscal 2009. Our principal producing royalties on properties outside of the United States are located in Australia, Burkina Faso, Canada, Mexico and Spain. We currently have interests in mines and projects outside of the United States in Argentina, Australia, Bolivia, Brazil, Burkina Faso, Canada, Chile, Colombia, Dominican Republic, Finland, Ghana, Guatemala, Honduras, Mexico, Nicaragua, Peru, the Republic of Guinea, Russia, Spain and Tunisia. Our foreign activities are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, such things as volatile exchange controls and currency fluctuations, inflation, limitations on repatriation of earnings, foreign taxation, enforcement of unfamiliar or uncertain foreign real estate, contract and environmental laws, expropriation or nationalization of property, labor practices and disputes, changes in legislation that could substantially increase the cost of mining operations, war, civil unrest and uncertain political and economic environments. Recently proposed tax legislation in Australia, Chile and other foreign jurisdictions could impose large tax obligations on operators that could materially adversely affect the feasibility of new mine development and the profitability of existing mining operations. In addition, many of our operators are organized outside of the United States. Our royalty interests may be subject to the application of foreign laws to our operators, and their stockholders, including laws relating to foreign ownership structures, corporate transactions, creditors' rights, bankruptcy and liquidation. Foreign operations also could be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.

The mining industry is subject to significant environmental risks.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations in the United States and abroad intended to ensure the protection of the environment are constantly changing and generally are becoming more restrictive and costly. Furthermore, mining may be subject to significant environmental and other permitting requirements regarding the use of raw materials, particularly water, needed for operations. If an operator is forced to incur significant costs to comply with environmental regulations or becomes subject to environmental restrictions that limit its ability to continue or expand operations, or if an operator were to lose its right to use or access water or other raw materials necessary to operate a mine, our royalty revenues could be reduced, delayed, or eliminated. These risks are most salient with regard to our development stage royalty properties where permitting may not be complete and where new legislation and regulation can lead to delays, interruptions and significant unexpected cost burdens for mine operators. For example, legislation is pending in Argentina which, if enacted, could stop or curtail mining activities on or near the country's glaciers. We have royalty interests on the Chilean side of the Pascua-Lama Project, which straddles the border between Chile and Argentina, and the new legislation in Argentina, if passed, could affect the feasibility, design, development and operation of the Pascua-Lama Project. Further, to the extent that we become subject to environmental liabilities for the time period during which we were operating properties, the satisfaction of any liabilities would reduce funds otherwise available to us and could have a material adverse effect on our financial condition, results of operations and cash flows.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs to the operators of the properties on which we have royalties.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. The December 1997 Kyoto Protocol, which ends in 2012, established a set of greenhouse gas emission targets for countries that have ratified the Protocol, which include Canada, Ghana, Australia and Peru. Furthermore, the U.S. Congress and several states have initiated legislation regarding climate change that will affect energy prices and demand for carbon intensive products. Additionally, the Australian Government may potentially reintroduce a national emissions trading scheme and mandatory renewable energy targets. Legislation and increased regulation regarding climate change could impose significant costs on the operators of the properties on which we have royalties, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. If an operator of a property on which we have royalty interests is forced to incur significant costs to comply with climate change regulation or becomes subject to environmental restrictions that limit its ability to continue or expand operations, our royalty revenues from that property could be reduced, delayed, or eliminated.

We depend on the services of our President and Chief Executive Officer and other key employees and on the participation of our Chairman.

We believe that our success depends on the continued service of our key executive management personnel. Currently, Tony Jensen is serving as our President and Chief Executive Officer. Mr. Jensen's extensive commercial experience, mine operations background and industry contacts give us an important competitive advantage. Furthermore, our Chairman, Stanley Dempsey, who served as our Executive Chairman until his retirement in January 2009, remains closely involved with us. Mr. Dempsey's knowledge of the royalty business and long-standing relationship with the mining industry are important to our success. The loss of the services of Mr. Jensen or other key employees could jeopardize our ability to maintain our competitive position in the industry. We currently do not have key person life insurance for any of our officers or directors.

Risks Related to Our Common Stock

Our stock price may continue to be volatile and could decline.

The market price of our common stock has fluctuated and may decline in the future. The high and low sale prices of our common stock on the NASDAQ Global Select Market were $35.42 and $23.85 for the fiscal year ended June 30, 2008, $49.81 and $22.75 for the fiscal year ended June 30, 2009 and $55.96 and $37.35 for the fiscal year ended June 30, 2010. The fluctuation of the market price of our common stock has been affected by many factors that are beyond our control, including:

- market prices of gold and other metals;
- interest rates;
- expectations regarding inflation;
- ability of operators to produce precious metals and develop new reserves;
- currency values;
- credit market conditions;
- general stock market conditions; and
- global and regional political and economic conditions.

Additional issuances of equity securities by us would dilute the ownership of our existing stockholders and could reduce some or all of our financial measures on a per share basis, reduce the trading price of our common stock or impede our ability to raise future capital.

We may issue equity in the future in connection with acquisitions, strategic transactions or for other purposes. To the extent we issue additional equity securities, the ownership of our existing stockholders would be diluted and some or all of our financial measures on a per share basis could be reduced. In addition, the shares of common stock that we issue in connection with an acquisition may not be subject to resale restrictions. The market price of our common stock could decline if certain large holders of our common stock, or recipients of our common stock in connection with an acquisition, sell all or a significant portion of their shares of common stock or are perceived by the market as intending to sell these shares other than in an orderly manner. In addition, these sales could also impair our ability to raise capital through the sale of additional common stock in the capital markets.

We may change our practice of paying dividends.

We have paid a cash dividend on our common stock for each fiscal year beginning in fiscal year 2000. Our board of directors has discretion in determining whether to declare a dividend based on a number of factors, including prevailing gold prices, economic market conditions and funding requirements for future opportunities or operations. If our board of directors declines to declare dividends in the future or reduces the current dividend level, then our stock price could fall, and the success of an investment in our common stock would depend solely upon any future stock price appreciation. We have increased our dividends in prior years. There can be no assurance, however, that we will continue to do so. For example, if we were to materially increase our borrowings to conduct a material acquisition, our board of directors could elect to modify our practice of paying dividends and potentially reduce or eliminate dividends on common stock.

Certain anti-takeover provisions could delay or prevent a third party from acquiring us.

Provisions in our restated certificate of incorporation may make it more difficult for third parties to acquire control of us or to remove our management. Some of these provisions:

- permit our board of directors to issue preferred stock that has rights senior to the common stock without stockholder approval;
- provide for three classes of directors serving staggered, three-year terms; and
- require certain advanced notice of information relating to stockholder nominations and proposals.

We are also subject to the business combination provisions of Delaware law that could delay, deter or prevent a change in control. In addition, we have adopted a stockholder's rights plan that imposes significant penalties upon a person or group that acquires 15% or more of our outstanding common stock without the approval of the board of directors. Any of these measures could prevent a third party from pursuing an acquisition of Royal Gold, even if stockholders believe the acquisition is in their best interests.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We do not own or operate the properties in which we have royalty interests and therefore much of the information disclosed in this Form 10-K regarding these properties is provided to us by the operators. For example, the operators of the various properties provide us information regarding metals production, estimates of mineral reserves and additional mineralized material. Reserves are summarized below in this report in Item 2, Properties, Reserve Information. Our rights to information from the operators under our royalty agreements vary by royalty and by operator and we may not be entitled to information regarding certain properties. We do not participate in the preparation or calculation of the operators' estimates, production reports or reserve calculations and have not independently assessed or verified the accuracy of such information.

There is more information available to the public regarding certain properties in which we have royalties, including reports filed with the SEC or with the Canadian securities regulatory agencies available at www.sec.gov or www.sedar.com, respectively. For risks to our business associated with operations of mining properties by third parties see generally the risks described under Part I, Item 1A, Risk Factors. For risks associated with the operators' reserve estimates, please see Part I, Item 1A, Risk

Factors, *Estimates of reserves and mineralization by the operators of mines in which we have royalty interests are subject to significant revision*, of this report for further detail.

The description of our principal royalties set forth in this Item 2, Properties, includes the location, operator, reserves and our royalty rate and interests. The descriptions do not include material current developments at each property. Material current developments announced by the operators are discussed in Item 7, MD&A, of this report.

Principal Royalties on Producing Properties

Recent activities and further information for each of the principal producing properties in which we have a royalty interest are described in the following pages. The Company considers both historical and future potential revenues in determining which royalties in our portfolio are principal to our business. Estimated future potential royalty revenues from both producing and development properties are based on a number of factors, including reserves subject to our royalty interests, production estimates, feasibility studies, metal price assumptions, mine life, legal status and other factors and assumptions, any of which could change and could cause Royal Gold to conclude that one or more of such royalties are no longer principal to our business. Reserves for all of our producing properties are summarized in this report in Item 2, Properties, Reserve Information. As of June 30, 2010, the Company considers the properties discussed below principal to our business.

Andacollo (Region IV, Chile)

We own a royalty on all gold produced from the sulfide portion of the Andacollo copper and gold deposit. The Andacollo Royalty equals 75% of the gold produced from the sulfide portion of the deposit at the Andacollo mine until 910,000 payable ounces of gold have been sold, and 50% of the gold produced in excess of 910,000 payable ounces of gold.

Andacollo is an open-pit copper mine located in central Chile, Region IV in the Coquimbo Province and is operated by a subsidiary of Teck Resources Limited ("Teck"). Andacollo is located in the foothills of the Andes Mountains approximately 1.5 miles southwest of the town of Andacollo. The provincial capital of La Serena and the coastal city of Coquimbo are approximately 34 miles northeast of the Andacollo project by road and Santiago is approximately 215 miles south by air. Access to the mine is provided by taking Route 43 (R-43) south from La Serena to El Peñon. From El Peñon, D-51 is followed east and eventually curving to the south to Andacollo. Both R-43 and D-51 are paved roads.

As of December 31, 2009, Teck estimated that at a $500 per ounce gold price, proven and probable reserves were 437.2 million tons, at an average grade of 0.004 ounces per ton containing 1.631 million ounces of gold.

Please refer to Item 7, MD&A, of this report for further discussion on the Andacollo Royalty.

The following aerial photo depicts the area subject to our royalty interest at Andacollo:


Andacollo
N
0
1
2
Miles

Voisey's Bay (Labrador, Canada)

As a result of the IRC Transaction, we own an effective 2.7% NSR royalty on the Voisey's Bay nickel-copper-cobalt mine located in Newfoundland and Labrador, Canada and operated by Vale. The Company owns 90% of a 3.0% NSR (or 2.7%) while a non-controlling interest owns the remainder. The Voisey's Bay project is located on the northeast coast of Labrador, on a peninsula bordered to the north by Anaktalak Bay and to the south by Voisey's Bay. The nearest communities are Nain, approximately 20 miles northeast, and Natuashish, approximately 50 miles southeast. The property is 205 miles north of Happy Valley-Goose Bay, in south-central Labrador, and 560 miles north-northwest of St. John's, the capital of the Province. Access to the property is by helicopter, small aircraft or tracked vehicles during the winter.

As of December 31, 2009, Vale reported that nickel, copper and cobalt reserves were 27.6 million tons, at an average grade of 2.71% nickel, 1.58% copper and 0.13% cobalt containing 1,493 million pounds of nickel, 873 million pounds of copper and 74 million pounds of cobalt. Reserves were calculated at $11.01 or less per pound of nickel, $2.91 or less per pound of copper, and $22.70 or less per pound of cobalt.

Please refer to Item 7, MD&A, of this report for a further discussion on the IRC Transaction.

The following aerial photo depicts the area subject to our royalty interest at Voisey's Bay:



Voisey's Bay Ovoid
0 3 6
Miles
N

Cortez (Nevada, USA)

Cortez is a large open pit, mill and heap leach operation located approximately 60 air miles southwest of Elko, Nevada, in Lander County. The site is reached by driving west from Elko on Interstate 80 approximately 46 miles, and proceeding south on State Highway 306 approximately 23 miles. Cortez includes the Pipeline, South Pipeline, Gap and Crossroads deposits and is operated by subsidiaries of Barrick.

The royalty interests we hold at Cortez include:

(a) *Reserve Claims ("GSR1").* This is a sliding-scale GSR royalty for all products from an area originally known as the "Reserve Claims," which includes the majority of the Pipeline and South Pipeline deposits. As defined in our royalty agreement with Cortez, our GSR royalty applies to revenues attributed to products mined and removed, with no deduction for any costs paid by or charged to Cortez, except for deductions for refining and transportation of doré and Mining Law reform costs. Mining Law reform costs include all amounts paid by or charged to Cortez for any royalty, assessment, production tax or other levy imposed on and measured by production, to the extent that any such levy is hereafter imposed by the United States in connection with reform of the General Mining Law or otherwise. As defined, no such Mining Law reform costs are currently deducted since no such reform has occurred. The revenues attributed to Cortez are determined on a deemed market value basis of total production for each calendar quarter outturned to Cortez's account at the refiner. The GSR royalty rate on the Reserve Claims is tied to the gold price as shown in the table below and does not include indexing for inflation or deflation.

(b) *GAS Claims ("GSR2").* This is a sliding-scale GSR royalty for all products from an area outside of the Reserve Claims, originally known as the "GAS Claims," which encompasses approximately 50% of the GAP deposit and all of the Crossroads deposit. The GSR royalty rate on the GAS Claims, as shown in the table below, is tied to the gold price, without indexing for inflation or deflation, and applies to revenues attributed to products mined and removed, with no deduction of costs, except for refining and transportation of doré and Mining Law reform costs, if any. The GSR2 royalty applies to the mining claims that comprise the Crossroads deposit and approximately 50% of the GAP deposit.

(c) *Reserve and GAS Claims Fixed Royalty ("GSR3").* The GSR3 royalty is a fixed rate GSR royalty of 0.7125% and originally covered the same cumulative area as is covered by our two sliding-scale GSR royalties, GSR1 and GSR2. However, our GSR3interest does not cover the mining claims that comprise the undeveloped Crossroads deposit.

(d) *Net Value Royalty ("NVR1").* This is a fixed 1.25% NVR on production from the GAS Claims located on a portion of Cortez that excludes the Pipeline open pit. The Company owns 31.6% of the 1.25% NVR (or 0.39%) while limited partners (including certain directors of the Company) in the partnership, which is consolidated in our financial statements, own the remaining portion of the 1.25% NVR. This NVR1 royalty is calculated by deducting contract defined processing-related and associated capital costs, but not mining costs, from the revenue received by the operator for production from the area covered by the royalty. Our 0.39% portion of the NVR1 royalty does not cover the mining claims that comprise the undeveloped Crossroads deposit.

We also own three other royalties in the Cortez area where there is currently no production and no reserves attributed to these royalty interests.

The following shows the current sliding-scale GSR1 and GSR2 royalty rates under our royalty agreement with Cortez:

London P.M. Quarterly Average Price of Gold Per Ounce ($U.S.)	GSR1 and GSR2 Royalty Percentage
Below $210.00	0.40%
$210.00 - $229.99	0.50%
$230.00 - $249.99	0.75%
$250.00 - $269.99	1.30%
$270.00 - $309.99	2.25%
$310.00 - $329.99	2.60%
$330.00 - $349.99	3.00%
$350.00 - $369.99	3.40%
$370.00 - $389.99	3.75%
$390.00 - $409.99	4.00%
$410.00 - $429.99	4.25%
$430.00 - $449.99	4.50%
$450.00 - $469.99	4.75%
$470.00 - and above	5.00%

Under certain circumstances we would be entitled to delayed production payments (*i.e.*, payments not recoupable by Cortez) of $400,000 per year.

Barrick estimated that at an $825 per ounce gold price, proven and probable reserves related to our royalty interests at Cortez includes 134.2 million tons of ore, at an average grade of 0.039 ounces per ton, containing approximately 5.244 million ounces of gold as of December 31, 2009.

Please refer to Item 7, MD&A, of this report for further discussion of recent developments at Cortez.

The following aerial photo depicts the area subject to our royalty interests at Cortez:


GSR1 and
GSR3
GSR1, GSR3
and NVR1
Crossroads
Claims:
GSR2
GSR2, GSR3
and NVR1
GSR2
and
GSR3
N
0 0.5 1
Miles

Taparko (Burkina Faso, West Africa)

We own a 15.0% GSR royalty (TB-GSR1) and a sliding-scale GSR royalty (TB-GSR2), ranging from 0% to 10.0% depending on the price of gold, on all gold produced from the Taparko open pit gold mine. The Taparko mine is located in Burkina Faso, West Africa, and is operated by Somita, a subsidiary of High River. The Taparko mine is accessible by paved roads and is approximately 125 miles northeast of Ouagadougou, the capital of Burkina Faso.

TB-GSR1 will remain in effect until cumulative production of 804,420 ounces of gold is achieved or until cumulative payments of $35 million have been made to Royal Gold, whichever is earlier. TB-GSR2 will remain in effect until the termination of TB-GSR1. Production at the Taparko mine commenced during our first fiscal quarter of 2008. As of June 30, 2010, we have recognized royalty revenue associated with the TB-GSR1 royalty totaling $30.6 million, which is attributable to cumulative production of approximately 202,000 ounces of gold. Management estimates that, based on Taparko's last three quarters of production and its calendar 2010 production guidance, the $35 million cap associated with TB-GSR1 could be met during the third calendar quarter of 2010.

We also own a perpetual 2.0% GSR royalty (TB-GSR3) on all gold produced from the Taparko mine that applies to production following the termination of TB-GSR1 and TB-GSR2 royalties. A portion of the TB-GSR3 royalty is associated with existing proven and probable reserves and has been classified as a development stage royalty interest. The remaining portion of the TB-GSR3 royalty, which is not currently associated with proven and probable reserves, is classified as an exploration stage royalty interest.

In addition, we own a 0.75% milling fee royalty (TB-MR1) on all gold processed through the Taparko mine processing facilities that is mined from any area outside of the Taparko mine area, subject to a maximum of 1.1 million tons per year. There currently are no proven and probable reserves associated with TB-MR1, and this royalty is classified as an exploration stage royalty interest.

As of December 31, 2009, High River estimated that at an $800 per ounce gold price, proven and probable reserves include 8.0 million tons of ore, at an average grade of 0.085 ounces per ton, containing 0.683 million ounces of gold. Management estimates that as of December 31, 2009, 0.132 million contained ounces will be depleted to reach the $35 million cap on TB-GSR1 royalty. Upon meeting the $35 million cap, the remaining 0.551 million contained ounces of estimated gold will be associated with the TB-GSR3 royalty once it becomes effective.

Please refer to Item 7, MD&A, of this report for further discussion of recent developments at Taparko.

The following aerial photo depicts the area subject to our royalty interests at the Taparko mine:


Bouroum
Taparko
N
0
5
10
Miles

Robinson Mine (Nevada, USA)

We own a 3.0% NSR royalty on all mineral production from the Robinson open pit mine operated by a subsidiary of Quadra. The Robinson mine produces two flotation concentrates for sale to third party smelters. One concentrate contains copper, gold and silver. The second is a molybdenum concentrate. Access to the property is via Nevada State Highway 50, 6.5 miles west of Ely, Nevada, in White Pine County.

As of December 31, 2009, Quadra informed us that the copper and gold reserves were 113.6 million tons, at an average grade of 0.006 ounces per ton of gold, containing 0.704 million ounces of gold and a copper grade of 0.53% containing 1,203 million pounds of copper. The reserves were calculated at $2.00 per pound of copper and $800 per ounce of gold. Silver and molybdenum reserves were not reported but are produced and sold as by-products.

Please refer to Item 7, MD&A, of this report for further discussion of recent developments at Robinson.

The following aerial photo depicts the area subject to our royalty interest at the Robinson mine:


Veteran
Ruth
Tripp
N
0 1 2
Miles

Leeville (Nevada, USA)

We own a carried working interest, equal to a 1.8% NSR royalty, which covers the majority of the Leeville property, in Eureka County, Nevada. The Leeville Mining Complex is approximately 19 air miles northwest of Carlin, Nevada, and is operated by a subsidiary of Newmont. The property is accessed by driving north from Carlin on Nevada State Highway 766 for 19 miles and then on an improved gravel road for two miles.

At Leeville, proven and probable reserves, at an $800 per ounce gold price, include 5.3 million tons of ore, at an average grade of 0.338 ounces per ton, containing 1.790 million ounces of gold as of December 31, 2009.

The following aerial photo depicts the area subject to our royalty interest at Leeville:


Leeville
0
0.5
1
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N

Mulatos (Sonora, Mexico)

We own a 1.0% to 5.0% sliding-scale NSR royalty on the Mulatos open pit mine in southeastern Sonora, Mexico. The Mulatos mine is located approximately 137 miles east of the city of Hermosillo and 186 miles south of the border with the United States and is operated by Alamos. Access to the mine from the city of Hermosillo can be made via private chartered flight or paved and gravel road.

The Mulatos royalty is capped at 2.0 million gold ounces of production. As of June 30, 2010, approximately 581,000 cumulative ounces of gold have been produced.

As of December 31, 2009, based upon a gold price of $800 per ounce, Alamos has reported proven and probable reserves of 67.9 million tons, at an average grade of 0.035 ounces per ton, containing 2.387 million ounces of gold.

Please refer to Item 7, MD&A, of this report for further discussion of recent developments at Mulatos.

The following aerial photo depicts the area subject to our royalty interest at the Mulatos mine:


Mulatos
N
0
2
4
Miles

Peñasquito (Zacatecas, Mexico)

We own a production payment equivalent to a 2.0% NSR royalty on all metal production from the Peñasquito project, located in the State of Zacatecas, Mexico, and operated by Goldcorp. The Peñasquito project is located approximately 17 miles west of the town of Concepción del Oro, Zacatecas, Mexico. The project, composed of two main deposits called Peñasco and Chile Colorado, hosts large silver, gold, zinc and lead reserves. The deposits contain both oxide and sulfide material. Access to the site is via either paved or cobbled roads west out of Concepcion del Oro nine miles to the town of Mazapil and then further approximately seven miles west from Mazapil.

Goldcorp estimates that at a gold price of $825 per ounce and a silver price of $13 per ounce, proven and probable oxide reserves as of December 31, 2009 total 79.9 million tons of ore, at an average gold grade of 0.005 ounces per ton, containing 0.400 million ounces of gold, and at an average silver grade of 0.43 ounces per ton containing 34.5 million ounces of silver. Estimates for the sulfide reserves use the same gold and silver prices as the oxide reserve and include lead and zinc reserve estimates at a reserve price of $0.60 per pound for lead and $0.80 per pound for zinc. Proven and probable sulfide reserves as of December 31, 2009 include 1,261.9 million tons of ore, at an average gold grade of 0.014 ounces per ton, a silver grade of 0.82 ounces per ton, a lead grade of 0.29% and a zinc grade of 0.63% yielding contained metal of 17.420 million ounces of gold, 1,035.6 million ounces of silver, 7,211 million pounds of lead and 15,930 million pounds of zinc.

Please refer to Item 7, MD&A, of this report for further discussion of recent developments at Peñasquito.

The following aerial photo depicts the area subject to our royalty interest at Peñasquito:


Mazapil
Penasquito
N
0 2 4
Miles

Dolores (Chihuahua, Mexico)

We own a 1.25% NSR royalty on gold and a 2.0% NSR royalty on both gold and silver from the Dolores project located in Chihuahua, Mexico, and operated by Minefinders. The Dolores project is located approximately 155 miles west of the city of Chihuahua, Mexico. The property can be accessed by approximately 56 miles of recently upgraded access road from Yepachi, Chihuahua, to the mine site. Access to the property can also be achieved by light aircraft landing on a dirt strip located about five miles from the mine site.

As of December 31, 2008, based upon a gold and silver price of $600 and $10 per ounce, respectively, Minefinders reported proven and probable gold reserves of 109.5 million tons, at an average gold grade of 0.022 ounces per ton, and an average silver grade of 1.16 ounces per ton, containing 2.444 million ounces of gold and 126.6 million ounces of silver. The Company did not receive updated reserve information as of December 31, 2009 from the operator.

Please refer to Item 7, MD&A, of this report for further discussion of recent developments at Dolores.

The following map depicts the area subject to our royalty interests at Dolores:


Dolores
0
1
2
Miles
N

Las Cruces (Andalucía, Spain)

As a result of the IRC Transaction, we own a 1.5% NSR royalty on the Las Cruces copper project located in Andalucía, Spain and operated by Inmet. The Las Cruces mine is located in the Sevilla Province of southern Spain, about 12 miles northwest of the Province capital city of Seville. Access to the site is by well-maintained paved roads.

As of December 31, 2009, Inmet reported copper reserves of 18.2 million tons, at an average grade of 6.3% copper, containing 2,304 million pounds of copper. Reserves were calculated at $2.00 per pound of copper.

Please refer to Item 7, MD&A, of this report for a further discussion of the IRC Transaction.

The following aerial photo depicts the area subject to our royalty interest at Las Cruces:



Las Cruces
N
0
2.5
5
Miles
Seville

Gwalia Deeps (Western Australia, Australia)

As a result of the IRC Transaction, we own a 1.5% NSR royalty on gold produced from the Gwalia Deeps mine located near the town of Leonora, Western Australia and operated by St. Barbara. The Gwalia Deeps mine in an underground mine within St. Barbara's Leonora operations. The mine can be accessed by taking the Goldfields Highway north out of Kalgoorlie for approximately 245 miles to the town of Leonora.

As of June 30, 2009, St. Barbara Limited reported gold reserves of 8.7 million tons, at an average grade of 0.227 ounces per ton, containing 1.980 million ounces of gold. Reserves were calculated at

A$1,250 (Australian dollars) for the operator's fiscal 2010 and at A$850 (Australian dollars) per ounce of gold thereafter.

Please refer to Item 7, MD&A, of this report for a further discussion on the IRC Transaction.

The following aerial photo depicts the area subject to our royalty interest at Gwalia Deeps:


Gwalia Deeps
N
0 3 6
Miles

Principal Royalties on Development Stage Properties

The following is a description of our principal royalty interests on development stage properties. There are proven and probable reserves associated with these properties as indicated below. These development stage royalty interests are not currently in production. Reserves for all of our development stage properties are summarized below in this report in Item 2, Properties—Reserve Information.

Pascua-Lama Project (Region III, Chile)

As of June 30, 2010, we own a 0.67% to 4.48% sliding-scale NSR royalty on the Pascua-Lama project located on both sides of the border between Argentina and Chile, and operated by Barrick. Our royalty interest is applicable to all gold production from the portion of the Pascua-Lama project lying on the Chilean side of the border. As discussed in further detail in Item 7, MD&A, under "Recent Developments, Business Developments," on July 1, 2010, the Company entered into two separate assignment of rights agreements with two private Chilean citizens whereby Royal Gold acquired (i) a 0.35% sliding-scale NSR royalty and (ii) the right to acquire an additional 0.40% sliding-scale NSR royalty on the Pascua-Lama project. Upon the closing of the 0.40% sliding-scale NSR royalty acquisition, which is expected to occur during the second quarter of fiscal 2011, the Company's sliding-scale NSR on the Pascua-Lama project will be 0.78% to 5.23%. The Company has certain contingent rights and obligation with respect to the portion of the Pascua-Lama royalty acquired in the IRC Transaction. Please refer to Item 7, MD&A, under "Recent Developments, Business Developments" for further discussion on the contingent rights and obligations.

The Pascua-Lama project is located within 7 miles of Barrick's operating Veladero mine. Access to the project is from the city of Vallenar, Region III, Chile, via secondary roads C-485 to Alto del Carmen, Chile, and C-489 from Alto del Carmen to El Corral, Chile.

As of June 30, 2010, the sliding-scale NSR royalty is based upon the gold prices as shown in the following table.

London Bullion Market Association P.M. Monthly Average Price of Gold per Ounce (US$)	NSR Royalty Percentage
less than $325	0.67%
$400	1.34%
$500	2.33%
$600	3.05%
$700	3.76%
$800 or greater	4.48%

Note: Royalty rate is interpolated between the upper and lower endpoints.

Upon completion of the acquisition of the additional royalty interest, the sliding-scale NSR royalty is based upon the gold prices as shown in the following table:

London Bullion Market Association P.M. Monthly Average Price of Gold per Ounce (US$)	NSR Royalty Percentage
less than $325	0.78%
$400	1.57%
$500	2.72%
$600	3.56%
$700	4.39%
$800 or greater	5.23%

Note: Royalty rate is interpolated between the upper and lower endpoints.

The Company will own an additional royalty equivalent to 1.05% upon completion of acquisition of the additional royalty interest of proceeds from copper produced from the Chilean portion of the project, net of allowable deductions, sold on or after January 1, 2017.

The Pascua-Lama project is currently under construction. Barrick has estimated commissioning in late calendar 2012 and production in early calendar 2013.

As of December 31, 2008, Barrick estimated proven and probable reserves at a $750 per ounce gold price, totaled 324.7 million tons, at an average of 0.045 ounces per ton, containing 14.615 million ounces of gold.

Please refer to Item 7, MD&A, of this report for further discussion on our Pascua-Lama interest.

Canadian Malartic (Quebec, Canada)

We own a 2.0% to 3.0% sliding-scale NSR royalty on the Canadian Malartic gold project located in Quebec, Canada, and owned by Osisko. The Canadian Malartic gold property is located in the Abitibi Gold Belt in Quebec, Canada, immediately south of the town of Malartic, Quebec, approximately 16 miles west of the town of Val d'Or. The northern extents of the Canadian Malartic property can be accessed directly from the Trans Canadian Highway 117.

As of December 31, 2008, Osisko announced the completion of a positive feasibility study resulting in proven and probable reserves at a $775 gold price of 150.6 million tons of ore, at a grade of 0.031 ounces per ton, and containing 4.727 million ounces of gold that are subject to our royalty interest.

The royalty is subject to a buy-down right for $1.0 to $1.5 million. If the buy down right is exercised by Osisko, the sliding-scale NSR royalty would be reduced to range between 1.0% and 1.5%. There is no expiration date on the buy down right.

Please refer to Item 7, MD&A, of this report for further discussion on recent developments at Canadian Malartic.

Holt (Ontario, Canada)

We own a sliding-scale NSR royalty on the Holt portion of the Holloway-Holt mining project located in Ontario, Canada and owned 100% by St Andrew. The Holloway-Holt project straddles Ontario Provincial Highway 101 for approximately 25 miles beginning east of Matheson, Ontario, Canada and extending to the Quebec, Canada border. The sliding-scale NSR royalty rate on gold produced from the Holt portion of the mining project is calculated by multiplying 0.00013 by the quarterly average gold price. For example, at a quarterly average gold price of $950 per ounce, the effective royalty rate payable would be 12.35%. The operator has disputed its obligation in respect of the royalty is limited to only a portion of the total royalty payable. Please refer to Item 3, Legal Proceedings, for more information regarding the dispute.

St Andrew has brought the Holloway mine back into production and is performing the necessary work to maintain the Holt mine in a condition that allows for an easy start-up of mining activities once the Holt royalty litigation is satisfactorily resolved. According to St Andrew's public filings in Canada from June 2008, at a gold price of $775 per ounce, proven and probable reserves subject to Royal Gold's royalty equal 3.0 million tons at a grade of 0.165 ounces per ton, containing 0.486 million ounces of gold.

Please refer to Item 7, MD&A, of this report for further discussion on recent developments on our Holt royalty.

Wolverine (Yukon, Canada)

As a result of the IRC Transaction, we own a 0.00% to 9.445% sliding-scale NSR royalty on all gold and silver produced from the Wolverine project located in Yukon Territory, Canada, and operated by Yukon Zinc. The Wolverine property is located 106 miles north-northwest of Watson Lake in south central Yukon. Access to the property is provided by a 17 mile gravel road heading south and then northeast to the Robert Campbell Highway at a point approximately 120 miles north of Watson Lake.

The sliding-scale NSR royalty on all gold and silver is based on the silver price as show in the following table:

London Bullion Market Association P.M. Monthly Average Price of Silver per Ounce (US$)	NSR Royalty Percentage
less than $5.00	0%
$5.00—$7.50	3.778%
$7.51 or greater	9.445%

As of October, 2007, Yukon Zinc reported reserves of 5.3 million tons, at an average grade of 0.039 ounces per ton gold and 8.13 ounces per ton silver, containing 0.205 thousand ounces of gold and 42.8 million ounces of silver. Reserves were calculated using an $80 per tonne NSR cut-off.

Reserve Information

Table 1 below summarizes proven and probable reserves for gold, silver, copper, zinc and lead that have been reported to us by the operators of our royalty interests as of December 31, 2009. Properties are currently in production unless noted as development ("DEV") within the table. Properties for which we did not receive certain reserve breakdowns or information are noted as "DNR" within the table. Please refer to pages 38-39 for the footnotes to Table 1.

TABLE 1

Proven and Probable Gold Reserves[1][2][3]
As of December 31, 2009[4]

GOLD[5]

		PROVEN RESERVES			PROBABLE RESERVES			PROVEN AND PROBABLE RESERVES		
PROPERTY	OPERATOR	Tons of Ore (millions)	Ave. Gold Grade (oz/ton)	Gold Contained Ozs (millions)[6]	Tons of Ore (millions)	Ave. Gold Grade (oz/ton)	Gold Contained Ozs (millions)[6]	Tons of Ore (millions)	Ave. Gold Grade (oz/ton)	Gold Contained Ozs (millions)[6]
Bald Mountain[7]	Barrick	DNR	DNR	DNR	DNR	DNR	DNR	65.04	0.025	1.614
Cortez (Pipeline) GSR1	Barrick	5.18	0.090	0.469	22.96	0.046	1.058	28.14	0.054	1.527[8]
Cortez (Pipeline) GSR2	Barrick	10.56	0.040	0.423	95.53	0.034	3.294	106.08	0.035	3.717[8]
Cortez (Pipeline) GSR3	Barrick	7.87	0.068	0.532	50.32	0.032	1.610	58.19	0.037	2.142[8]
Cortez (Pipeline) NVR1	Barrick	5.99	0.049	0.293	50.03	0.032	1.579	56.02	0.033	1.872[8]
Gold Hill (DEV)	Kinross/Barrick	0.28	0.013	0.004	31.08	0.015	0.459	31.37	0.015	0.463
Goldstrike—SJ Claims[7]	Barrick	DNR	DNR	DNR	DNR	DNR	DNR	47.20	0.113	5.354
Leeville	Newmont	3.00	0.360	1.078	2.31	0.309	0.712	5.30	0.338	1.790
Marigold (DEV)[7][9]	Goldcorp/Barrick	DNR	DNR	DNR	DNR	DNR	DNR	45.57	0.015	0.681
Robinson	Quadra FNX	108.66	0.006	0.678	4.94	0.005	0.026	113.60	0.006	0.704
Soledad Mountain (DEV)	Golden Queen	30.48	0.024	0.729	20.75	0.016	0.324	51.22	0.021	1.052
Twin Creeks—Section 13	Newmont	0.47	0.107	0.051	0.16	0.102	0.016	0.63	0.106	0.067
Wharf	Goldcorp	8.70	0.020	0.170	0.97	0.021	0.020	9.68	0.020	0.190
Canadian Malartic (DEV)[7]	Osisko Mining	DNR	DNR	DNR	DNR	DNR	DNR	150.56	0.031	4.727
Holt (DEV)[10]	St Andrew Goldfields	0.11	0.187	0.021	2.84	0.164	0.466	2.95	0.165	0.486
Pine Cove (DEV)	New Island Resources/ Anaconda Mining	0.00	0.000	0.000	2.57	0.081	0.207	2.57	0.081	0.207
Schaft Creek (DEV)	Copper Fox	453.16	0.007	3.119	451.83	0.005	2.451	904.99	0.006	5.570
Williams	Barrick	9.06	0.068	0.614	2.93	0.084	0.247	11.99	0.072	0.861
Wolverine (DEV)	Yukon Zinc	0.64	0.036	0.023	4.63	0.039	0.182	5.27	0.039	0.205
Dolores[7]	Minefinders	DNR	DNR	DNR	DNR	DNR	DNR	109.46	0.022	2.444
El Chanate	Capital Gold	24.69	0.020	0.503	53.08	0.019	1.001	77.77	0.019	1.504
Mulatos	Alamos	11.38	0.047	0.540	56.47	0.033	1.847	67.86	0.035	2.387
Peñasquito Oxide[11]	Goldcorp	79.92	0.005	0.400	0.00	0.000	0.000	79.92	0.005	0.400
Peñasquito Sulfide[11]	Goldcorp	639.97	0.018	11.490	621.91	0.010	5.930	1261.87	0.014	17.420
Andacollo (DEV)	Teck	173.28	0.004	0.708	263.89	0.003	0.924	437.17	0.004	1.631
El Limon[7]	B2Gold	DNR	DNR	DNR	DNR	DNR	DNR	1.12	0.134	0.150
El Toqui	Breakwater	0.89	0.128	0.114	2.77	0.067	0.186	3.66	0.082	0.300
Martha	Coeur d'Alene	0.00	0.000	0.000	0.04	0.037	0.001	0.04	0.037	0.001
Pascua-Lama (DEV)[12]	Barrick	36.10	0.053	1.917	288.60	0.044	12.698	324.70	0.045	14.615[13]
Balcooma[14]	Kagara Ltd.	0.10	0.020	0.002	1.06	0.006	0.006	1.16	0.007	0.008
Gwalia	St. Barbara	0.00	0.000	0.000	8.71	0.227	1.980	8.71	0.227	1.980
Meekatharra (Paddy's Flat)	Mercator Gold	0.00	0.000	0.000	2.19	0.140	0.308	2.19	0.140	0.308
Meekatharra (Yaloginda)	Mercator Gold	0.00	0.000	0.000	2.79	0.070	0.196	2.79	0.070	0.196
South Laverton	Saracen	0.00	0.000	0.000	16.74	0.048	0.800	16.74	0.048	0.800
Southern Cross	St. Barbara	0.87	0.094	0.082	5.77	0.088	0.509	6.64	0.089	0.591
Inata	Avocet	4.93	0.067	0.329	12.07	0.051	0.615	17.00	0.056	0.944
Siguiri	AngloGold Ashanti	33.98	0.019	0.630	96.84	0.025	2.440	130.82	0.023	3.070
Taparko TB-GSR-1 and TB-GSR-2[15][16]	High River	DNR	DNR	DNR	DNR	DNR	DNR	1.56	0.085	0.132[17][18]
Taparko TB-GSR3	High River	DNR	DNR	DNR	DNR	DNR	DNR	6.40	0.085	0.551[18]

Proven and Probable Silver Reserves(1)(2)(3)
As of December 31, 2009(4)

SILVER(19)

PROPERTY	OPERATOR	PROVEN RESERVES Tons of Ore (millions)	PROVEN RESERVES Ave. Silver Grade (oz/ton)	PROVEN RESERVES Silver Contained Ozs (millions)(6)	PROBABLE RESERVES Tons of Ore (millions)	PROBABLE RESERVES Ave. Silver Grade (oz/ton)	PROBABLE RESERVES Silver Contained Ozs (millions)(6)	PROVEN AND PROBABLE RESERVES Tons of Ore (millions)	PROVEN AND PROBABLE RESERVES Ave. Silver Grade (oz/ton)	PROVEN AND PROBABLE RESERVES Silver Contained Ozs (millions)(6)
Soledad Mountain (DEV)	Golden Queen	30.48	0.40	12.283	20.75	0.34	7.076	51.22	0.38	19.359
Troy	Revett	3.08	1.41	4.337	6.01	1.13	6.805	9.10	1.22	11.142
Schaft Creek (DEV)	Copper Fox	453.16	0.05	22.760	451.83	0.05	23.695	904.99	0.05	46.454
Wolverine (DEV)	Yukon Zinc	0.64	7.06	4.534	4.63	8.28	38.286	5.27	8.13	42.820
Dolores(7)	Minefinders	DNR	DNR	DNR	DNR	DNR	DNR	109.46	1.16	126.645
Peñasquito Oxide	Goldcorp	79.92	0.43	34.500	0.00	0.00	0.000	79.92	0.43	34.500
Peñasquito Sulfide	Goldcorp	639.97	0.97	618.020	621.91	0.67	417.580	1261.87	0.82	1035.600
El Toqui	Breakwater	0.89	0.23	0.208	2.77	0.26	0.728	3.66	0.26	0.936
Martha	Coeur d'Alene	0.00	0.00	0.000	0.04	33.14	1.249	0.04	32.87	1.249
Balcooma(14)	Kagara Ltd.	0.10	2.22	0.225	1.06	0.35	0.373	1.16	0.51	0.598

Proven and Probable Base Metal and Other Reserves(1)(2)(3)
As of December 31, 2009(4)

COPPER(20)

PROPERTY	OPERATOR	PROVEN RESERVES Tons of Ore (millions)	PROVEN RESERVES Ave. Copper Grade (% Cu)	PROVEN RESERVES Copper Contained Lbs (millions)(6)	PROBABLE RESERVES Tons of Ore (millions)	PROBABLE RESERVES Ave. Copper Grade (% Cu)	PROBABLE RESERVES Copper Contained Lbs (millions)(6)	PROVEN AND PROBABLE RESERVES Tons of Ore (millions)	PROVEN AND PROBABLE RESERVES Ave. Copper Grade (% Cu)	PROVEN AND PROBABLE RESERVES Copper Contained Lbs (millions)(6)
Johnson Camp	Nord Resources	54.98	0.34	372	18.41	0.33	120	73.39	0.34	492
Robinson	Quadra FNX	108.66	0.53	1,161	4.94	0.42	41	113.60	0.53	1,203
Troy	Revett	3.08	0.72	45	6.01	0.49	59	9.10	0.57	104
Caber (DEV)	Breakwater	0.00	0.00	0	0.65	0.84	11	0.65	0.84	11
Schaft Creek (DEV)	Copper Fox	453.16	0.32	2,864	451.83	0.28	2,557	904.99	0.30	5,421
Voisey's Bay	Vale	24.03	1.76	846	3.53	0.38	27	27.56	1.58	873
Balcooma(14)	Kagara Ltd.	0.10	1.10	2	1.06	3.60	76	1.16	3.38	79
Las Cruces	Inmet	8.96	7.40	1,325	9.26	5.30	979	18.22	6.30	2,304

LEAD(21)

PROPERTY	OPERATOR	PROVEN RESERVES Tons of Ore (millions)	PROVEN RESERVES Ave. Lead Grade (% Pb)	PROVEN RESERVES Lead Contained Lbs (millions)(6)	PROBABLE RESERVES Tons of Ore (millions)	PROBABLE RESERVES Ave. Lead Grade (% Pb)	PROBABLE RESERVES Lead Contained Lbs (millions)(6)	PROVEN AND PROBABLE RESERVES Tons of Ore (millions)	PROVEN AND PROBABLE RESERVES Ave. Lead Grade (% Pb)	PROVEN AND PROBABLE RESERVES Lead Contained Lbs (millions)(6)
Peñasquito Sulfide	Goldcorp	639.97	0.35	4,450	621.91	0.22	2,761	1261.87	0.29	7,211
El Toqui	Breakwater	0.89	0.30	5	2.77	0.30	17	3.66	0.30	22
Balcooma(14)	Kagara Ltd.	0.10	3.90	8	1.06	0.01	0	1.16	0.35	8

ZINC(22)

PROPERTY	OPERATOR	PROVEN RESERVES Tons of Ore (millions)	PROVEN RESERVES Ave. Zinc Grade (% Zn)	PROVEN RESERVES Zinc Contained Lbs (millions)(6)	PROBABLE RESERVES Tons of Ore (millions)	PROBABLE RESERVES Ave. Zinc Grade (% Zn)	PROBABLE RESERVES Zinc Contained Lbs (millions)(6)	PROVEN AND PROBABLE RESERVES Tons of Ore (millions)	PROVEN AND PROBABLE RESERVES Ave. Zinc Grade (% Zn)	PROVEN AND PROBABLE RESERVES Zinc Contained Lbs (millions)(6)
Caber (DEV)	Breakwater	0.00	0.00	0	0.65	8.58	111	0.65	8.58	111
Penasquito Sulfide	Goldcorp	639.97	0.75	9,649	621.91	0.50	6,281	1261.87	0.63	15,930
El Toqui	Breakwater	0.89	6.50	116	2.77	7.20	400	3.66	7.03	515
Balcooma(14)	Kagara Ltd.	0.10	9.60	19	1.06	0.02	0	1.16	0.86	20

NICKEL[23]

PROPERTY	OPERATOR	PROVEN RESERVES Tons of Ore (millions)	PROVEN RESERVES Ave. Nickel Grade (% Ni)	PROVEN RESERVES Nickel Contained Lbs (millions)[6]	PROBABLE RESERVES Tons of Ore (millions)	PROBABLE RESERVES Ave. Nickel Grade (% Ni)	PROBABLE RESERVES Nickel Contained Lbs (millions)[6]	PROVEN AND PROBABLE RESERVES Tons of Ore (millions)	PROVEN AND PROBABLE RESERVES Ave. Nickel Grade (% Ni)	PROVEN AND PROBABLE RESERVES Nickel Contained Lbs (millions)[6]
Voisey's Bay	Vale	24.03	3.01	1,447	3.53	0.66	47	27.56	2.71	1,493
Avebury (DEV)[7]	Minerals and Metals Group	DNR	DNR	DNR	DNR	DNR	DNR	6.50	0.96	123
Mt. Goode Cosmos[7][24]	Xstrata	DNR	DNR	DNR	DNR	DNR	DNR	2.20	3.46	152

COBALT(25)

PROPERTY	OPERATOR	PROVEN RESERVES Tons of Ore (millions)	PROVEN RESERVES Ave. Cobalt Grade (% Co)	PROVEN RESERVES Cobalt Contained Lbs (millions)[6]	PROBABLE RESERVES Tons of Ore (millions)	PROBABLE RESERVES Ave. Cobalt Grade (% Co)	PROBABLE RESERVES Cobalt Contained Lbs (millions)[6]	PROVEN AND PROBABLE RESERVES Tons of Ore (millions)	PROVEN AND PROBABLE RESERVES Ave. Cobalt Grade (% Co)	PROVEN AND PROBABLE RESERVES Cobalt Contained Lbs (millions)[6]
Voisey's Bay	Vale	24.03	0.15	72	3.53	0.03	2	27.56	0.13	74

(1) Set forth below are the definitions of proven and probable reserves used by the U.S. Securities and Exchange Commission.

"Reserve" is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

"Proven (Measured) Reserves" are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and the grade is computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well established.

"Probable (Indicated) Reserves" are reserves for which the quantity and grade are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance of probable (indicated) reserves, although lower than that for proven (measured) reserves, is high enough to assume geological continuity between points of observation.

(2) Royal Gold has disclosed a number of reserve estimates that are provided by mine operators that are foreign issuers and are not based on the U.S. Securities and Exchange Commission's definitions for proven and probable reserves. For Canadian issuers, definitions of "mineral reserve," "proven mineral reserve," and "probable mineral reserve" conform to the Canadian Institute of Mining, Metallurgy and Petroleum definitions of these terms as of the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators. For Australian issuers, definitions of "mineral reserve," "proven mineral reserve," and "probable mineral reserve" conform with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, as amended ("JORC Code").

(3) The reserves reported are either estimates received by the various operators or are based on royalty documentation material provided to Royal Gold or which is derived from recent publicly-available information from the operators of the various properties or various recent National Instrument 43-101 or JORC Code reports filed by operators. Accordingly, Royal Gold is not able to reconcile the reserve estimates prepared in reliance on National Instrument 43-101 or JORC Code with definitions of the U.S. Securities and Exchange Commission.

(4) Reserves have been reported by the operators as of December 31, 2009, with the exception of the following properties: El Chanate—October 2009; Balcooma, Gwalia, South Laverton, and Southern Cross—June 2009; Inata—March 2009; Canadian Malartic, Dolores, Gold Hill and Pascua-Lama—December 2008; Schaft Creek—September 2008; Holt—June 2008; Soledad Mountain—December 2007; Wolverine—October 2007; and Pine Cove—March 2005.

(5) Gold reserves were calculated by the operators at the following per ounce prices: $950—Martha; $825—Bald Mountain, Cortez, Goldstrike, Marigold, Peñasquito and Wharf; $800—El Chanate, Leeville, Mulatos, Robinson, Twin Creeks, Siquiri and Taparko; $775—Canadian Malartic and Holt; $750—Pascua-Lama and Williams; $725—Gold Hill; $700—El Toqui; $600—Dolores, Soledad Mountain and Wolverine; $550—El Limon and Inata; $500—Andacollo; and $425—Pine Cove. For Gwalia Deeps and Southern Cross, a price of A$1,075 was used for St. Barbara's 2010 fiscal year and A$850 per ounce thereafter; $A1,250—South Laverton. Schaft Creek is at a $5.05 net smelter return cut-off grade (metal price assumptions used by the operator were $658 per ounce gold; $10.00 per ounce silver; and $1.93 per pound copper). No gold price was reported for Balcooma, Meekatharra (Paddy's Flat) or Meekatharra (Yaloginda).

(6) "Contained ounces" or "contained pounds" do not take into account recovery losses in processing the ore.

(7) The operators at Avebury, Bald Mountain, Canadian Malartic, Dolores, El Limon, Goldstrike, Marigold and Mt. Goode did not provide a breakdown of proven and probable reserves.

(8) NVR1 and GSR3 reserves and additional mineralized material are subsets of the reserves and additional mineralized material covered by GSR1 and GSR2.

(9) The 2.0% NSR royalty interest covers the majority of six sections of land, containing a number of open pits, but does not cover the current mining in the Basalt/Antler area.

[10] In November 2008, the operator made application to a court in Ontario, Canada for a declaration that it is not obligated to pay the entire royalty defined under the royalty agreement and to dispute the royalty rate. The operator claims that its predecessor in interest is responsible for payment of some or all of the royalty. On July 23, 2009, the Court held that Royal Gold is entitled to payment from the predecessor of the full amount of the NSR sliding-scale royalty and that the operator's obligation is to reimburse the predecessor for payment of the royalty up to a flat rate of 0.013% NSR. On August 21, 2009, the predecessor appealed the portion of the judgment holding them responsible for paying the royalty and on December 9, 2009, Royal Gold was made a party to the appeal.

[11] Operator reports reserves by material type. The sulfide material will be processed by milling. The oxide material will be processed by heap leaching.

[12] Royalty applies to all gold production from an area of interest in Chile. Only that portion of the reserves pertaining to our royalty interest in Chile is reflected here.

[13] Approximately 74% of the royalty is limited to the first 14.0 million ounces of gold produced from the project. Also, 30% of the royalty can be extended beyond 14.0M ounces for $6.4 million. In addition, a one-time payment totaling $4.0 million will be made if gold prices exceed $550 per ounce for any six-month period within the first 36 months after commercial production and an additional payment totaling $6.4 million will be made if gold prices exceed $600 per ounce for any six-month period within the first 36 months after commercial production.

[14] Figures reflect reserves associated with the entire property. The operator did not provide a detailed breakdown of the reserves and additional mineralized material subject to Royal Gold's royalty interest. Therefore, a portion of the reserves may not be subject to Royal Gold's royalty interest.

[15] Royalty percentages: TB-GSR1—15.0%; TB-GSR2—4.3% when the average monthly gold price ranges between $385 and $430 per ounce. Outside of this range, the royalty rate is calculated by dividing the average monthly gold price by 100 for gold prices above $430 per ounce (with a 10% cap), or by dividing the average monthly gold price by 90 for gold prices below $385 per ounce (e.g., a $900 per ounce gold price results in a rate of 900/100 = 9.0%). Two subsequent royalties consist of ("TB-GSR3"), applicable to gold production from defined portions of the Taparko-Bouroum project area, and a 0.75% GSR milling royalty ("TB-MR1"). The TB-MR1 royalty applies to ore that is mined outside of the defined area of the Taparko-Bouroum project that is processed through the Taparko facilities up to a maximum of 1.1 million tons per year. Both the TB-GSR3 and TB-MR1 royalties commence once TB-GSR1 and TB-GSR2 have ceased. Both TB-GSR1 and TB-GSR2 continue until either production reaches 804,420 ounces of gold, or payments totaling $35 million under TB-GSR1 are received, whichever comes first. As of June 30, 2010, Royal Gold has cumulatively recognized approximately $30.6 million in royalty revenue under TB-GSR1 that is attributable to cumulative production of approximately 171,000 ounces of gold.

[16] Due to the royalty structure at the Taparko mine, reserves are not broken down into proven and probable.

[17] TB-GSR1 and TB-GSR2 royalties are subject to the same reserve.

[18] The reserves at Taparko have been adjusted by Royal Gold based on actual 2009 depletion and on the operator's reserve gold price assumption of $800 per ounce, to reflect the $35 million cap on the TB-GSR1 royalty. Upon meeting this cap, both the TB-GSR1 and TB-GSR2 royalties cease and the TB-GSR3 royalty becomes effective. The TB-GSR3 reserves represent the remaining reserves after subtracting the reserves associated with TB-GSR1 and TB-GSR2.

[19] Silver reserves were calculated by the operators at the following prices per ounce: $16.00—Martha; $13.00—Peñasquito; $12.55—El Toqui; $12.33—Troy; $12.00—Soledad Mountain; and $10.00—Dolores. Shaft Creek is at a $5.05 per tonne net smelter return cut-off grade (metal price assumptions used by the operator were $658 per ounce gold; $10.00 per ounce silver; and $1.93 per pound copper). Wolverine is at a $80 per tonne NSR cut-off grade (metal price assumptions used by the operator were $400 per ounce gold; $7.00 per ounce silver; $1.10 per pound copper; $0.30 per pound lead; and $0.60 per pound zinc). No silver price is available for Balcooma. Don Mario additional mineralized material was calculated at a silver price of $11.00 per ounce.

[20] Copper reserves were calculated by the operators at the following prices per pound: $2.91 or lower—Voisey's Bay; $2.67—Troy; $2.00—Robinson and Las Cruces; $1.50—Johnson Camp. Shaft Creek is at a $5.05 net smelter return cut-off grade (metal price assumptions used by the operator were $658 per ounce gold; $10.00 per ounce silver; and $1.93 per pound copper). No copper price is available for Balcooma or Caber.

[21] Lead reserves were calculated by the operators at the following price per pound: $0.83 — El Toqui and $0.60—Peñasquito. No lead price is available for Balcooma.

[22] Zinc reserves were calculated by the operators at the following price per pound: $1.00 — El Toqui; and $0.80—Peñasquito. No zinc price is available for Balcooma or Caber.

[23] Nickel reserve price was calculated by the operator at Voisey's Bay mine at $11.01 or lower per pound. No nickel reserve price is available for Avebury or Mt. Goode.

[24] The operator does not report reserves by property in Australia. Therefore, a portion of the reserves is not subject to Royal Gold's royalty interest.

[25] Cobalt reserve price was calculated by the operator at $22.70 or lower per pound.

ITEM 3. LEGAL PROCEEDINGS

Voisey's Bay

On February 22, 2010, as part of the IRC Transaction discussed in Item 7, MD&A, we acquired a royalty on the Voisey's Bay Mine in Newfoundland and Labrador owned by Vale Newfoundland & Labrador Limited ("VNL"). The royalty is owned by the Labrador Nickel Royalty Limited Partnership ("LNRLP"), in which the Company's wholly-owned indirect subsidiary Canadian Minerals Partnership is the general partner and 89.99% owner. The remaining interests in LNRLP are owned by Altius Resources Inc. (10%), a company unrelated to Royal Gold and IRC, and the Company's wholly-owned indirect subsidiary, Voisey's Bay Holding Corporation (0.01%).

On October 16, 2009, LNRLP filed a claim in the Supreme Court of Newfoundland and Labrador Trial Division against Vale Inco Limited ("Vale Inco") and its wholly owned subsidiaries, Vale Inco Atlantic Sales Limited ("VIASL") and VNL, related to calculation of the NSR on the sale of concentrates, including nickel concentrates, from the Voisey's Bay Mine to Vale Inco. The claim asserts that Vale Inco is incorrectly calculating the NSR. The claim asserts that Vale Inco is incorrectly calculating the NSR and requests an order in respect of the correct calculation of future payments. The claim also requests specific damages for underpayment of past royalties to the date of the claim in an amount not less than $29 million, together with additional damages until the date of trial, interest, costs and other damages.

Holt

On October 1, 2008, as part of the Company's acquisition of a portfolio of royalties from Barrick, we acquired a royalty on the Holt portion of the development stage Holloway-Holt mining project in Ontario, Canada, owned by St Andrew Goldfields Ltd. ("St Andrew"). St Andrew succeeded Newmont Canada Corporation ("Newmont Canada") as owner of the Holloway-Holt mining project in November 2006. By virtue of the Company's acquisition of Barrick's royalty portfolio, RGLD Gold Canada, Inc. ("RGLD Gold") succeeded Barrick as the royalty payee under the royalty agreement.

On or about November 3, 2008, St Andrew filed an action in the Ontario Superior Court of Justice (the "Court") seeking, among other things, declarations by the Court that St Andrew's obligation in respect of the royalty is limited to only a portion of the total royalty payable, and that any additional royalty obligations under the royalty agreement remain the responsibility of Newmont Canada. Newmont Canada responded that St Andrew is responsible for all royalty obligations under the royalty agreement.

Royal Gold and RGLD Gold (collectively "Royal Gold") and Barrick were joined as necessary parties to the litigation in January 2009. Trial concerning calculation of the royalty and the party or parties responsible for paying it was held from January 30, 2009 to February 12, 2009. On July 23, 2009, the Court held that Royal Gold is entitled to payment from Newmont Canada of the full amount of the sliding-scale NSR royalty on gold produced from the Holt mine. The Court also held that St Andrew's sole obligation is to reimburse Newmont Canada for payment of the royalty up to a flat rate of 0.013% of the net smelter returns for gold, silver and other metals. On August 21, 2009, Newmont Canada appealed the Court's decision to the Court of Appeal of Ontario and on December 9, 2009, made Royal Gold a party to the appeal.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Current Stockholders

Our common stock is traded on the NASDAQ Global Select Market ("NASDAQ") under the symbol "RGLD" and on the Toronto Stock Exchange under the symbol "RGL." The following table sets forth, for each of the quarterly periods indicated, the range of high and low sales prices, in U.S. dollars, for our common stock on NASDAQ for each quarter since July 1, 2008.

Fiscal Year:		Sales Prices	
		High	Low
2009	First Quarter (July, Aug., Sept.—2008)	$39.50	$26.88
	Second Quarter (Oct., Nov., Dec.—2008)	$49.45	$22.75
	Third Quarter (Jan., Feb., March—2009)	$49.81	$35.76
	Fourth Quarter (April, May, June—2009)	$48.69	$34.16
2010	First Quarter (July, Aug., Sept.—2009)	$49.35	$37.35
	Second Quarter (Oct., Nov., Dec.—2009)	$55.96	$42.90
	Third Quarter (Jan., Feb., March—2010)	$50.98	$41.19
	Fourth Quarter (April, May, June—2010)	$54.85	$46.51

As of August 24, 2010, there were 929 stockholders of record of our common stock.

Dividends

We have paid a cash dividend on our common stock for each year beginning in calendar year 2000. Our board of directors has discretion in determining whether to declare a dividend based on a number of factors including, prevailing gold prices, economic market conditions and funding requirements for future opportunities or operations.

For calendar year 2010, we paid an annual dividend of $0.36 per share of common stock, in four quarterly payments of $0.09 each. We paid the first payment of $0.09 per share on January 15, 2010, to stockholders of record at the close of business on January 4, 2010. We paid the second payment of $0.09 per share on April 16, 2010, to common stockholders and the holders of Exchangeable Shares of record at the close of business on April 1, 2010. We paid the third payment of $0.09 per share on July 16, 2010 to common stockholders and holders of Exchangeable Shares of record at the close of business on July 2, 2010. We anticipate paying the fourth payment of $0.09 per share on October 15, 2010, to common shareholders and holders of Exchangeable Shares of record at the close of business on October 1, 2010.

For calendar year 2009, we announced an annual dividend of $0.32 per share of common stock, payable in four quarterly payments of $0.08 each. The first payment of $0.08 per share was made on January 16, 2009, to stockholders of record at the close of business on January 2, 2009. The second payment of $0.08 per share was made on April 17, 2009, to stockholders of record at the close of business on April 3, 2009. The third payment of $0.08 per share was made on July 17, 2009, to stockholders of record at the close of business on July 2, 2009. We paid the fourth payment of $0.08 per share on October 16, 2009, to stockholders of record at the close of business on October 2, 2009.

We currently plan to pay dividends on a calendar year basis, subject to the discretion of our board of directors. However, our board of directors may determine not to declare a dividend based on a number of factors, including the gold price, economic and market conditions and the financial needs or opportunities that might arise in the future.

ITEM 6. SELECTED FINANCIAL DATA

	Fiscal Years Ended June 30,				
	2010	2009	2008	2007	2006
	(Amounts in thousands, except per share data)				
Royalty revenue[1]	$ 136,565	$ 73,771	$ 66,297	$ 48,357	$ 28,380
Operating income	$ 41,035	$ 27,292	$ 32,982	$ 28,506	$ 13,412
Net income	$ 29,422	$ 41,357	$ 25,395	$ 21,242	$ 11,350
Net income attributable to Royal Gold stockholders	$ 21,492	$ 38,348	$ 24,043	$ 19,720	$ 11,350
Net income available to Royal Gold common stockholders	$ 21,492	$ 38,348	$ 19,255	$ 19,720	$ 11,350
Net income per share available to Royal Gold common stockholders:					
Basic	$ 0.49	$ 1.09	$ 0.62	$ 0.79	$ 0.50
Diluted	$ 0.49	$ 1.07	$ 0.61	$ 0.79	$ 0.49
Dividends declared per common share[2]	$ 0.34	$ 0.30	$ 0.28	$ 0.25	$ 0.22

	As of June 30,				
	2010	2009	2008	2007	2006
	(Amounts in thousands)				
Total assets	$1,861,333	$809,924	$545,850	$356,649	$171,765
Royalty interests in mineral properties, net	$1,467,983	$455,966	$300,670	$215,839	$ 84,590
Long-term debt, including current portion	$ 248,500	$ 19,250	$ 15,750	$ 15,750	$ —
Royal Gold stockholders' equity	$1,403,716	$749,441	$483,217	$319,081	$161,660

(1) Please refer to Item 7, MD&A, of this report for a discussion of recent developments that contributed to our 85% increase in royalty revenue during fiscal year 2010 when compared to fiscal year 2009.

(2) The 2010, 2009, 2008, 2007 and 2006 calendar year dividends were $0.36, $0.32, $0.28, $0.26 and $0.22, respectively, as approved by our board of directors. Please refer to Item 5 of this report for further information on our dividends.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Royal Gold, together with its subsidiaries, is engaged in the business of acquiring and managing precious metals royalties. Royalties are passive (non-operating) interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. We seek to acquire existing royalties or to finance projects that are in production or in development stage in exchange for royalties or similar interests. We are engaged in a continual review of opportunities to acquire existing royalties, to create new royalties or similar interests through the financing of mine development or exploration, or to acquire companies that hold royalties. We currently, and generally at any time, have acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, analysis of technical, financial and other confidential information, submission of indications of interest, participation in preliminary discussions and involvement as a bidder in competitive auctions.

As of June 30, 2010, the Company owns royalties on 33 producing properties, 23 development stage properties and over 130 exploration stage properties, of which the Company considers 37 to be evaluation stage projects. The Company uses "evaluation stage" to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations nor are we required to contribute to capital costs, exploration costs, environment costs or other mining costs on the properties in which we hold royalty interests. During the fiscal year ended June 30, 2010, we focused on the management of our existing royalty interests, the acquisition of royalty interests, the acquisition and integration of IRC and the creation of royalty interests through financing.

Our financial results are primarily tied to the price of gold, silver, copper and other metals, as well as production from our producing stage royalty interests. The price of gold, silver, copper and other metals have fluctuated widely in recent years. The marketability and the price of gold, silver, copper and other metals are influenced by numerous factors beyond the control of the Company and may have a material and adverse effect on the Company's results of operations and financial condition.

For the fiscal years ended June 30, 2010, 2009 and 2008, gold, silver and copper price averages and percentage of royalty revenues by metal were as follows:

	Fiscal Year Ended					
	June 30, 2010		June 30, 2009		June 30, 2008	
Metal	**Average Price**	**Percentage of Royalty Revenue**	**Average Price**	**Percentage of Royalty Revenue**	**Average Price**	**Percentage of Royalty Revenue**
Gold ($/ounce)	$1,089	81%	$ 874	84%	$ 821	74%
Silver ($/ounce)	$16.85	3%	$12.91	3%	$15.40	3%
Copper ($/pound)	$ 3.03	9%	$ 2.25	11%	$ 3.53	23%
Other	N/A	7%	N/A	2%	N/A	0%

Please see Part I, Item 1, Business, and Part I, Item 2, Properties, of this report for discussion of Royal Gold's producing, development stage and exploration stage royalty interests.

Recent Developments

Please also see the "Liquidity and Capital Resources" section below within this Item 7 for discussion of our equity offering, new term loan and other recent liquidity and capital developments.

Business Developments

Proposed Acquisition of Gold Stream on the Mt. Milligan Project

On July 15, 2010, Royal Gold entered into a letter agreement (the "Letter Agreement") pursuant to which it agreed to acquire 25% of the payable gold produced from the Mt. Milligan copper-gold project in British Columbia from Thompson Creek Metals Company Inc. or its affiliate ("Thompson Creek") concurrent with the closing of Thompson Creek's proposed acquisition (the "Acquisition") of Terrane Metals Corp. ("Terrane"). The terms and conditions under which Royal Gold will acquire the payable gold are contained in a Purchase and Sale Agreement (the "Purchase and Sale Agreement") among Royal Gold, Thompson Creek and a subsidiary of each entity to be identified prior to the closing of the Acquisition. The obligation of Royal Gold and Thompson Creek to enter into the Purchase and Sale Agreement is subject to certain customary conditions set forth in the Letter Agreement. Under the Letter Agreement, Thompson Creek and Royal Gold have each agreed to an exclusivity arrangement with the other party in respect to certain alternative gold-related financing transactions in connection with the Mt. Milligan project until the closing of the Acquisition or earlier termination of the Letter Agreement in accordance with its terms. The Letter Agreement also contains representations and warranties and covenants in respect of Royal Gold and Thompson Creek.

Pursuant to the Purchase and Sale Agreement, at the closing of the Acquisition, Royal Gold will make a payment of $226.5 million to Thompson Creek, which will be used to pay a portion of the consideration to shareholders of Terrane in connection with the Acquisition. Thereafter, upon satisfaction of certain conditions set forth in the Purchase and Sale Agreement, Royal Gold will make additional payments (each, an "Additional Payment") to Thompson Creek in an amount not to exceed $85 million in the aggregate to fund a portion of the development costs of the Mt. Milligan project. Upon commencement of production at the Mt. Milligan project, Royal Gold will purchase 25% of the payable gold with a cash payment equal to the lesser of $400 or the prevailing market price for each payable ounce of gold until 550,000 ounces have been delivered to Royal Gold and the lesser of $450 or the prevailing market price for each additional ounce thereafter. The Purchase and Sale Agreement also contains representations and warranties, covenants, conditions and indemnification provisions in respect of each party. The Company anticipates funding this transaction with cash on hand.

The Acquisition has been unanimously approved by the boards of directors of both Thompson Creek and Terrane. Goldcorp, which owns 52% of Terrane's fully diluted shares (including preference shares), has agreed to convert its preference shares into common shares and vote in favor of the Acquisition. Completion of the Acquisition is subject to, among other things, the favorable vote of 66⅔ of the Terrane equity shareholders at a special meeting called to approve the Acquisition, which is expected to occur in September 2010. In addition, certain officers and directors holding approximately 1.0% of Terrane's common shares in the aggregate have entered into support agreements in favor of the transaction.

The Mt. Milligan project is in the early stage of construction, and Terrane has announced that production is expected to commence in calendar year 2013. Terrane has reported that proven and probable reserves total 482 million tonnes (0.20% copper; 0.39 g/t gold), containing 2.1 billion pounds of copper and 6.0 million ounces of gold. Terrane expects the reserves to support a mine life of at least 22 years and estimates Mt. Milligan will produce approximately 262,000 ounces of gold annually during the first six years of operation and 195,000 ounces of gold annually over the life of the mine. Mt. Milligan has received an Environmental Assessment Certificate and a Mines Act Permit from the Province of British Columbia and the Environmental Assessment approval from the Government of Canada. Terrane has also secured long lead-time equipment and has entered into an engineering, procurement and construction management contract with an AMEC-Fluor joint venture.

Acquisition of Additional Royalty Interests at Pascua-Lama

On July 1, 2010, the Company entered into two separate assignment of rights agreements with two private Chilean citizens whereby Royal Gold acquired the right to acquire an additional 0.75% NSR sliding-scale royalty on the Pascua-Lama project, which is owned and operated by Barrick and located on the border between Argentina and Chile, for a purchase price of $53 million. Of this amount, $25 million was paid to immediately acquire an additional 0.35% royalty interest. A deferred payment of $28 million is expected to be made on or before October 29, 2010, to acquire the remaining 0.40% royalty interest. In addition, on April 23, 2010, Royal Gold entered into an assignment of rights agreement with another private Chilean citizen whereby Royal Gold acquired an additional 0.25% NSR on the project for a purchase price of $15 million. Once the deferred closing occurs, Royal Gold's total gold royalty interest in the Pascua-Lama project will increase to 5.23% NSR, at gold prices above $800 per ounce. Pursuant to the assignment of rights agreements, Royal Gold also acquired a 0.20% fixed-rate copper royalty that takes effect after January 1, 2017, increasing Royal Gold's copper royalty interest in the Pascua-Lama project to 1.05%.

In addition, Royal Gold has obtained certain contingent rights and reduced certain obligations with respect to the portion of the Pascua-Lama royalty acquired in the IRC Transaction. Upon completion of the deferred payment as mentioned above, we will have (i) reduced the contingent payments from $10.4 million to $8.4 million due from Royal Gold to certain individuals who held the royalty if gold prices exceed $600 per ounce for any six month period during the first 36 months of commercial production from the project, and (ii) decreased payments due from Royal Gold to these individuals from $6.4 million to $4.4 million that would be required to extend 24% of our royalty interest beyond 14 million ounces of production from the project. Royal Gold also increased its interest in two one-time payments from $0.5 million to $1.5 million which are payable by Barrick upon the achievement of certain production thresholds at Pascua-Lama.

Acquisition of International Royalty Corporation

On February 22, 2010, Royal Gold and IRC consummated their previously announced Plan of Arrangement (the "Plan of Arrangement"), whereby Royal Gold, through RG Exchangeco, acquired all of the issued and outstanding common shares of IRC. Pursuant to the Plan of Arrangement, IRC shareholders received, in the aggregate: (i) cash consideration of approximately $350 million, (ii) 5,234,086 common shares of Royal Gold, and (iii) 1,806,649 Exchangeable Shares, which are convertible at any time on a one-for-one basis for common shares of Royal Gold.

The IRC royalty portfolio included 11 producing royalties, 10 development stage royalties, 24 evaluation stage royalties and 35 exploration stage royalties as of February 22, 2010. The producing royalties acquired from IRC generated royalty revenue of approximately $9.0 million from February 22, 2010, the date we acquired IRC, through June 30, 2010. The key royalty assets acquired from IRC include the following:

Pascua-Lama—A 0.47% to 3.15% sliding-scale NSR gold royalty on the Chilean portion of the Pascua-Lama project, which is operated by Barrick. The Company also acquired a 0.63% fixed rate copper royalty on the Chilean portion of the Pascua-Lama project which is effective January 1, 2017. The Pascua-Lama project is currently under construction and is classified as a development stage royalty interest on the Company's consolidated balance sheets. Barrick has estimated commissioning in late calendar 2012 and production in early calendar 2013;

Voisey's Bay—An effective 2.7% NSR royalty on the Voisey's Bay nickel-copper-cobalt mine located in Newfoundland and Labrador, Canada and operated by Vale. The Company owns 90% of a 3.0% NSR (or 2.7%) royalty while a non-controlling interest owns the remainder. The Company recognized approximately $3.9 million (which includes approximately $0.4 million of non-controlling interests) in royalty revenue from the Voisey's Bay royalty for the period February 22, 2010 through June 30, 2010;

Inata—A 2.5% GSR royalty on the Inata gold mine located in northern Burkina Faso, West Africa and operated by a subsidiary of Avocet Mining PLC. Production at Inata began during the fourth quarter of calendar 2009, and the Company recognized approximately $1.3 million in royalty revenue from the Inata royalty for the period February 22, 2010 through June 30, 2010;

Las Cruces—A 1.5% NSR royalty on the Las Cruces copper project located in Andalusia, Spain and operated by Inmet Mining. The Company recognized approximately $0.9 million in royalty revenue from the Las Cruces royalty for the period February 22, 2010 through June 30, 2010;

Western Australia—A 1.5% NSR royalty on gold produced from approximately three million acres in Western Australia. The primary producing operations covered by the 1.5% NSR royalty are Southern Cross, Gwalia Deeps and South Laverton. The Company recognized approximately $2.3 million in royalty revenue from the producing Western Australian royalties for the period February 22, 2010 through June 30, 2010; and

Wolverine—A 0.00% to 9.45% sliding-scale NSR royalty on all gold and silver production from the Wolverine sulfide project located in Yukon Territory, Canada, and operated by Yukon Zinc.

Please refer to Note 3 of the notes to consolidated financial statements for further discussion on the IRC Transaction.

Acquisition of Andacollo Royalty

On January 25, 2010, the Company acquired an interest in the gold produced from the sulfide portion of the Andacollo project in Chile from a Chilean subsidiary of Teck. The purchase price for the Andacollo Royalty consisted of $217.9 million in cash and 1,204,136 of the Company's common shares.

The Andacollo Royalty equals 75% of the gold produced from the sulfide portion of the deposit at the Andacollo mine until 910,000 payable ounces of gold have been sold, and 50% of the gold produced in excess of 910,000 payable ounces of gold. Gold will be produced as a by-product of copper production, with a gold recovery rate estimated by the operator to be approximately 61%. The Andacollo Royalty will not cover copper production.

Once the mine is in full production, the operator expects the mill to have a capacity of 55,000 tonnes (60,630 tons) per day. The operator estimates that the mine will produce on average approximately 55,000 ounces of gold and 80,000 tonnes (88,185 tons) of copper in concentrate annually for the first ten years of commercial production, with an estimated mine life of 20 years. Ore has been introduced to the mill and shipments of copper concentrate commenced in early May 2010. Full commercial production is expected to be reached in the fourth quarter of calendar 2010.

Property Developments

Taparko

The Taparko mine commenced gold production in August 2007 and has contributed approximately $50.0 million in royalty revenue (from TB-GSR1 and TB-GSR2, collectively) since production commenced. Gold sales at Taparko for the fiscal years ended June 30, 2010, and 2009 were approximately 118,000 ounces and 48,000 ounces, respectively. The increase in gold sales during the period was attributable to improved mill throughput, mill availability, grade and recoveries. As of June 30, 2010, we have recognized royalty revenue associated with the TB-GSR1 royalty totaling $30.6 million, which is attributable to cumulative production of approximately 202,000 ounces of gold. Management estimates that, based on Taparko's last three quarters of production and its calendar 2010 production guidance, the $35 million cap associated with TB-GSR1 could be met during the third calendar quarter of 2010. Upon achieving the $35 million cap, the TB-GSR1 and TB-GSR2 royalties will terminate and the 2.0% GSR royalty (TB-GSR3) will become effective. The TB-GSR3 royalty covers all gold produced from the Taparko mine.

Somita SA ("Somita"), a 90% owned subsidiary of High River and the operator of Taparko, is in breach of certain obligations under the Amended and Restated Funding Agreement dated February 22, 2006 (the "Funding Agreement") between Royal Gold, Inc. and Somita. Royal Gold invested $35 million for the development of the Taparko mine under the Funding Agreement. As security for the Company's investment in Somita, two of High River's subsidiaries have pledged their equity interests in Somita and High River (West Africa) Ltd., the corporate parent of Somita. This pledge will remain in effect until certain production and performance standards have been attained at the Taparko mine, sufficient to satisfy the Completion Test, as defined in the Funding Agreement. The Completion Test commenced on December 1, 2009, and continued for 90 days. The results of the Completion Test have been reported to the Company and are currently under review by management. If management determines that Somita has satisfied the requirements of the Completion Test, the pledge of the equity interests in Somita and its corporate parent (High River (West Africa) Ltd.) will terminate and this security will be released.

In addition, Royal Gold obtained as collateral a pledge of shares of certain equity investments in public companies held by High River. The market value of the pledged shares, based on June 30, 2010 closing price, is approximately $72.9 million. The Company's carrying value of its royalty interests at Taparko was approximately $5.8 million as of June 30, 2010. The pledge of High River's equity investments will remain in effect until the satisfaction of certain requirements as provided in the construction contract between Somita and its construction contractor, so long as there are no outstanding claims by the Company against the pledged securities.

Royal Gold has not agreed to forbear pursuing any of its remedies under the Funding Agreement or other agreements with High River and its affiliates.

Cortez

Higher royalty revenue at Cortez in the third fiscal quarter of 2010 was offset by lower royalty revenue in the fourth fiscal quarter of 2010, due to the allocation of ore sourced from Cortez Hills, which is outside the area subject to our royalty interests. As the focus of production shifts to Cortez Hills, the production related to our royalty interests will continue to decline. With this operating plan, Barrick expects approximately 240,000 ounces of gold to be produced from the Company's royalty interest during calendar 2010 compared to approximately 362,000 ounces of gold produced in calendar 2009.

Robinson

Production at Robinson was reduced during much of the first half of calendar 2010 as access to the Veteran Pit was restricted due to high-wall instability which occurred in the second quarter of calendar 2009. Full access has been re-established as of August 2010. Quadra also reported that additional flotation cells are fully operational and concentrate contracts have been re-negotiated to allow for more flexibility with respect to concentrate grades. In August 2010, Quadra reduced its 2010 annual production guidance at Robinson to 115-125 million pounds of copper from 135 million pounds and approximately 75,000 ounces of gold from 80,000 ounces as Quadra has encountered larger than anticipated historical underground workings.

Siguiri

Our royalty at Siguiri is subject to a dollar cap of approximately $12.0 million. As of June 30, 2010, approximately $1.8 million remains under the cap. Based on historical production at Siguiri, the Company expects to reach the dollar cap during the second half of calendar 2010. Due to the expected achievement of the dollar cap, the Company no longer considers the Siguiri royalty principal to its business.

Mulatos

In March 2010, Alamos announced a 17% increase in proven and probable reserves at Mulatos and plans to increase crusher throughput by up to 20% by the fourth quarter of calendar 2010. A closed circuit crushing system was installed recently which is also expected to improve recovery.

Peñasquito

Royalty revenue at Peñasquito during fiscal year 2010 reflects combined oxide and sulfide production of gold, silver, lead and zinc. In June, Goldcorp reported that mechanical completion of the second sulfide processing line ("Line 2") had been achieved ahead of the previously expected third calendar quarter completion date. Line 2 is now in the commissioning phase and ramping up toward designed 50,000 tonne-per-day (55,115 tons) capacity. The first sulfide processing line ("Line 1") is regularly operating at designed production levels of 50,000 tonnes (55,115 tons) per day and declaration of commercial production remains on schedule for the third calendar quarter of 2010. Construction of the 30,000 tonne-per-day (33,069 tons) high pressure grinding roll circuit is on track for completion in the fourth calendar quarter of 2010 with full production ramp-up to the planned 130,000 tonne per day capacity to be reached in early calendar 2011.

Voisey's Bay

As part of the IRC Transaction, the Company acquired an effective 2.7% NSR royalty on the Voisey's Bay property, which is operated by Vale and located in Newfoundland and Labrador, Canada. Monthly production capacity at Voisey's Bay is approximately 7.0 million pounds of nickel and 5.6 million pounds of copper. Since August 1, 2009, about 200 workers at Voisey's Bay have been on strike. On March 12, 2010, Vale reported that it had resumed production from the Voisey's Bay Ovoid mine and mill, which supplies nickel concentrate to Vale's operations at Thompson and Sudbury and copper concentrates to clients in Europe. The Voisey's Bay site is reported to be operating two weeks on, two weeks off, producing approximately 3.5 million pounds of nickel and 2.8 million pounds of copper per month. As of early August 2010, the strike at Voisey's Bay has not been resolved. Vale is currently operating at about 40% of capacity and is working on ramping up to full production.

Dolores

Minefinders reported that production at Dolores was lower during the second calendar of 2010 due to lower grades. Minefinders expects production to increase through the second half of calendar 2010 due to increasing grades, completion of tertiary screen repairs and loading of ore onto the phase 2 leach pad beginning in late August 2010.

Las Cruces

Inmet's Las Cruces copper operation in Spain continues to experience difficulties as they start-up. Inmet has reported that a number of equipment failures and operational issues delayed the ramp-up of the plant and limited the ability to operate continuously. Beginning in July 2010, Inmet has been focused on increasing available plant capacity and reducing the causes of equipment failures. Inmet expects their 70% interest to yield 20,000 to 30,000 tonnes of copper cathode this year.

Pascua-Lama

Barrick has reported that detailed engineering and procurement is nearing completion and the project is on track to enter production during the first quarter of calendar 2013. Barrick stated that major, long lead items have been ordered and the Barriales Camp in Chile is essentially complete. Roadwork is progressing well and about three million tons have been moved as a part of initial earthworks.

Canadian Malartic

Osisko reported that the Canadian Malartic gold project is advancing well and estimates that the project will be fully operational during the second quarter of calendar 2011, with average annual gold production of 630,000 ounces.

Wolverine

Yukon Zinc is completing the construction of its operating plan and facilities at the Wolverine mine. The primary focus includes commissioning of all equipment and the ore processing circuits, as well as completing construction priorities to move the mine into production. Yukon Zinc expects ore to be fed to the mill in September 2010.

Operators' Production Estimates by Royalty for Calendar Year 2010

We received production estimates from the operators of our producing mines during the first calendar quarter of 2010. The following table shows such production estimates for our principal producing properties for calendar year 2010 as well as the actual production reported to us by the various operators for the six months ended June 30, 2010. The estimates and production reports are prepared by the operators of the mining properties. We do not participate in the preparation or calculation of the operators' estimates or production reports and have not independently assessed or verified the accuracy of such information.

Operators' Production Estimate by Royalty for Calendar Year 2010 and Reported Production
For the period January 1, 2010 through June 30, 2010
Principal Producing Properties

	Calendar 2010 Operator's Production Estimate(1)			Reported Production through June 30, 2010(2)		
Royalty	**Gold (oz.)**	**Silver (oz.)**	**Base Metals (lbs.)**	**Gold (oz.)**	**Silver (oz.)**	**Base Metals (lbs.)**
Andacollo(3)	30,000			4,145	—	—
Cortez(4) GSR1	241,000	—	—	136,805	—	—
Cortez GSR2	—	—	—	952	—	—
Cortez GSR3	241,000	—	—	137,757	—	—
Cortez NVR1	188,000	—	—	110,519	—	—
Dolores(4,5)	91,000	2.3 million	—	34,853	0.5 million	—
Gwalia Deeps	102,000			47,626	—	—
Las Cruces(4)						
Copper			161 million			20.8 million
Leeville	429,000	—	—	220,459	—	—
Mulatos(4)	160,000	—	—	74,586	—	—
Peñasquito(4)	180,000	13.4 million		66,944	5.3 million	
Lead			107 million			34.1 million
Zinc			135 million			47.3 million
Robinson(4)	75,000	—		43,775	—	
Copper			115 million			54.6 million
Taparko(4)	137,000	—	—	59,953	—	—
Voisey's Bay(4,6)						
Copper			N/A			8.6 million
Nickel			N/A			19.0 million

(1) There can be no assurance that production estimates received from our operators will be achieved. Please refer to our cautionary language regarding forward-looking statements following this MD&A, as well as the Risk Factors identified in Part I, Item 1A, of this report for information regarding factors that could affect actual results.

(2) Reported production relates to the amount of metal sales, subject to our royalty interests, for the period January 1, 2010 through June 30, 2010, as reported to us by the operators of the mines.

Please refer to "Recent Developments, Property Developments" earlier within this MD&A for further discussion on certain of our principal properties.

(3) The operator estimates that the mine will produce on average approximately 55,000 ounces of gold in concentrate annually for the first ten years of commercial production. The production estimate shown represents the expected ramp-up of production, beginning April 2010, to commercial production.

(4) Please refer to "Recent Developments, Property Developments" earlier within this MD&A for further discussion on updates at this property.

(5) Minefinders estimates that calendar 2010 production for gold will be between 91,000 ounces and 100,500 ounces of gold, and silver production is estimated between 2.3 million ounces and 2.6 million ounces of silver.

(6) The Company has not yet received calendar 2010 production guidance from the operator.

The following table discloses historical production for the past three fiscal years for the principal producing properties that are subject to our royalty interests, as reported to us by the operators of the mines:

Historical Production[1] by Royalty
For the Fiscal Years Ended June 30, 2010, 2009 and 2008
Principal Producing Properties

Royalty	Metal	2010	2009	2008
Andacollo	Gold	4,145 oz.	N/A	N/A
Cortez GSR1	Gold	355,513 oz.	200,578 oz.	400,396 oz.
Cortez GSR2	Gold	2,082 oz.	67,749 oz.	35,752 oz.
Cortez GSR3	Gold	357,595 oz.	268,327 oz.	436,148 oz.
Cortez NVR1	Gold	259,741 oz.	154,399 oz.	127,198 oz.
Dolores	Gold	73,463 oz.	38,819 oz.	N/A
	Silver	1.2 million oz.	326,182 oz.	N/A
Gwalia Deeps	Gold	47,626 oz.	N/A	N/A
Las Cruces	Copper	20.8 million lbs.	N/A	N/A
Leeville	Gold	454,148 oz.	429,122 oz.	360,811 oz.
Mulatos	Gold	164,954 oz.	167,907 oz.	120,933 oz.
Peñasquito	Gold	117,963 oz.	52,932 oz.	N/A
	Silver	7.2 million oz.	2.5 million oz.	N/A
	Lead	36.7 million lbs.	N/A	N/A
	Zinc	48.5 million lbs.	N/A	N/A
Robinson	Gold	86,101 oz.	113,740 oz.	120,873 oz.
	Copper	107.4 million lbs.	128.3 million lbs.	139.0 million lbs.
Taparko	Gold	117,505 oz.	48,105 oz.	36,078 oz.
Voisey's Bay	Nickel	19.0 million lbs.	N/A	N/A
	Copper	8.6 million lbs.	N/A	N/A

(1) Historical production relates to the amount of metal sales, subject to our royalty interests for each fiscal year presented, as reported to us by the operators of the mines.

Critical Accounting Policies

Listed below are the accounting policies that the Company believes are critical to its financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. Please refer to Note 2 of the Notes to Consolidated Financial Statements for a discussion on recently adopted and issued accounting pronouncements.

Use of Estimates

The preparation of our financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

Our most critical accounting estimates relate to our assumptions regarding future gold, silver, copper and other metal prices and the estimates of reserves and recoveries of third-party mine operators. We rely on reserve estimates reported by the operators on the properties in which we have royalty interests. These estimates and the underlying assumptions affect the potential impairments of long-lived assets and the ability to realize income tax benefits associated with deferred tax assets. These estimates and assumptions also affect the rate at which we charge depreciation, depletion and amortization to earnings. On an ongoing basis, management evaluates these estimates and assumptions; however, actual amounts could differ from these estimates and assumptions.

Royalty Interests in Mineral Properties

Royalty interests in mineral properties include acquired royalty interests in production, development and exploration stage properties. The costs of acquired royalty interests in mineral properties are capitalized as tangible assets as such interests do not meet the definition of a financial asset under the Accounting Standards Codification ("ASC") guidance.

Acquisition costs of production and development stage royalty interests are depleted using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future. Exploration costs are expensed when incurred.

Asset Impairment

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts of an asset or group of assets may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves and other relevant information received from the operators. We evaluate the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of gold, silver, copper and other metals, and whenever new information regarding the mineral properties is obtained from the operator indicating that production will not likely occur in the future thus affecting the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value in each property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows.

Our estimates of gold, silver, copper and other metal prices, operator's estimates of proven and probable reserves related to our royalty properties, and operator's estimates of operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of our investment in these royalty interests in mineral properties. Although we have made our best assessment of these factors based on current conditions, it is possible that changes could occur, which could adversely affect the net cash flows expected to be generated from these royalty interests.

Royalty Revenue

Royalty revenue is recognized pursuant to guidance in ASC 605 and based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. For royalty payments received in gold, royalty revenue is recorded at the average spot price of gold for the period in which the royalty was earned.

Revenue recognized pursuant to the Robinson royalty agreement is based upon 3.0% of revenue received by the operator of the mine, Quadra, for the sale of minerals from the Robinson mine, reduced by certain costs incurred by Quadra. Quadra's concentrate sales contracts with third-party smelters, in general, provide for an initial sales price payment based upon provisional assays and quoted metal prices at the date of shipment. Final true-up sales price payments to Quadra are subsequently based upon final assay and market metal prices on a specified future date, typically one to three months after the date the concentrate arrives at the third-party smelter (which generally occurs four to five months after the shipment date from the Robinson mine). We do not have all the key information regarding the terms of the operator's smelter contracts, such as the terms of specific concentrate shipments to a smelter or quantities of metal or expected settlement arrangements at the time of an operator's shipment of concentrate.

Each monthly payment from Quadra is typically a combination of revenue received by Quadra for provisional payments during the month and any upward or downward adjustments for final assays and commodity prices for earlier shipments. Whether the payment to Royal Gold is based on Quadra's revenue in the form of provisional or final payments, Royal Gold records royalty revenue and the corresponding receivable based on the monthly amounts it receives from Quadra, as determined pursuant to the royalty agreement. The royalty contract does not provide Royal Gold with rights or obligations to settle any final assay and commodity price adjustments with Quadra. Therefore, once a given monthly payment is received by Royal Gold it is not subject to later adjustment based on adjustments for assays or commodity prices. Under the royalty agreement, Quadra may include such final adjustments as a component of future royalty payments.

Liquidity and Capital Resources

Overview

At June 30, 2010, we had current assets of $371.3 million compared to current liabilities of $35.8 million for a current ratio of 10 to 1. This compares to current assets of $318.7 million and current liabilities of $6.2 million at June 30, 2009, resulting in a current ratio of approximately 51 to 1. The decrease in the Company's current ratio was due to an increase in the Company's current portion of long-term debt, which was due to the IRC Transaction.

As further discussed earlier within this MD&A under "Recent Developments, Business Developments," on January 25, 2010, the Company completed the purchase of the Andacollo Royalty. The purchase price for the Andacollo Royalty consisted of $217.9 million in cash and 1,204,136 shares of the Company's common stock. The cash portion of the purchase price was funded using cash on hand.

Also as discussed earlier within this MD&A under "Recent Developments, Business Developments," on February 22, 2010, the Company completed the IRC Transaction. The purchase price for the IRC Transaction consisted of approximately $350.0 million in cash, 5,234,086 shares of Royal Gold common stock and 1,806,649 Exchangeable Shares, which are convertible on a one-for-one basis for Royal Gold common stock. The cash portion of the total purchase price was sourced from cash on hand, cash acquired in the acquisition and from committed credit facilities, pursuant to which we borrowed $225 million.

During the fiscal year ended June 30, 2010, liquidity needs were met from $136.6 million in royalty revenues (including $2.4 million of non-controlling interests) and our available cash resources, including our credit facilities. Also during the fiscal year ended June 30, 2010, our total assets increased to $1.9 billion compared to $809.9 million at June 30, 2009. The increase was primarily attributable to the increase in our royalty interests in mineral properties due the IRC Transaction and the acquisition of the Andacollo Royalty. The proceeds received from our June 2010 equity offering, as discussed below, also contributed to the overall increase in our total assets.

We believe that our current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for debt service (current and long-term), cost of operation expenses, general and administrative expense costs, exploration and business development costs, and capital expenditures for the foreseeable future. Our current financial resources are also available for royalty acquisitions, including the proposed acquisition of a gold stream on the Mt. Milligan project, and to fund dividends. Our long-term capital requirements are primarily affected by our ongoing acquisition activities. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of a substantial royalty or other acquisition, we would likely need to seek additional debt or equity financing opportunities.

Please refer to our risk factors included in Part 1, Item 1A of this report for a discussion of certain risks that may impact the Company's liquidity and capital resources.

Recent Liquidity and Capital Resource Developments

Equity Offering

In June 2010, we sold 5,980,000 shares of our common stock. The offering was priced at $48.50, and proceeds from the offering, net of commission and expenses, was approximately $276.2 million. The Company intends to use the net proceeds from the offering for general corporate purposes and to fund acquisitions of additional royalty interests, including the acquisition of the gold stream on the Mt. Milligan Project discussed earlier in this MD&A, under "Recent Developments, Business Developments."

Credit Facility

In connection with the IRC Transaction described earlier in this MD&A, the Company borrowed $125 million under its credit facility. As of June 30, 2010, the Company had $125 million outstanding under the credit facility, the maximum amount available. Refer to Note 6 of the notes to consolidated financial statements for further discussion of the credit facility.

Term Loan

In connection with the IRC Transaction described earlier in this MD&A, on January 20, 2010, we entered into an agreement to obtain a new $100 million term loan from HSBC Bank USA, National Association ("HSBC Bank") (the "Term Loan") to partially fund the IRC Transaction. The Term Loan was funded on February 17, 2010 in conjunction with the closing of the IRC Transaction. HSBC Securities (USA) Inc. acted as sole lead arranger for the Term Loan. The Term Loan is guaranteed by three wholly-owned subsidiaries of Royal Gold (the "Guarantors"). The obligations under the Term Loan were secured by certain Canadian assets of Royal Gold were replaced with certain Chilean assets of Royal Gold as of July 19, 2010.

On March 26, 2010, the Company amended the Term Loan with HSBC Bank, and the Bank of Nova Scotia joined the Term Loan as a lender. The modifications to the Term Loan included, among other things: (1) an increase in the principal balance available under the Term Loan from $100 million to $130 million; (2) an extension of the final maturity date from 18 to 36 months from the initial funding date of February 17, 2010; (3) increases in the applicable LIBOR margin (currently set at 2.25%) by 0.50% every six months, commencing 18 months after the initial funding date until maturity; and (4) a reduction in the amortization rate from 10% of the initial funded amount per quarter to 5% of the fully funded principal amount per quarter. The additional Term Loan proceeds were used to redeem the 5.5% senior secured debentures assumed by the Company as part of the IRC Transaction.

The Term Loan contains covenants limiting the ability of Royal Gold and its subsidiaries to, among other things, incur certain debt or liens, dispose of assets, enter into certain transactions with affiliates, make certain investments or consummate certain mergers, as well as a cross default provision to certain other permitted debt and royalty contracts. In addition, the Term Loan contains financial covenants relating to, among other things: (1) maintaining a leverage ratio (as defined) of 3.0 to 1.0 or less; (2) maintaining a minimum consolidated net worth (as defined) of not less than a base amount that increases according to cumulative positive quarterly net income; (3) maintaining an interest coverage ratio (as defined) of greater than 3.0 to 1.0 and (4) maintaining a current ratio (as defined) for the periods ending March 31, 2010 and June 30, 2010 of at least 1.0 to 1.0, and for all times thereafter, of at least 1.5 to 1.0.

Prepayment and Termination of Chilean Term Loan Facility

Royal Gold Chile Limitada ("RGCL"), a wholly-owned subsidiary of Royal Gold, had a $19.25 million term loan outstanding bearing interest at LIBOR plus 0.25% pursuant to an Amended and Restated Term Loan Agreement ("Amended and Restated Agreement") between RGCL and HSBC Bank. On September 23, 2009, RGCL prepaid the full $19.25 million outstanding, plus interest, under the Amended and Restated Agreement. In addition to prepaying all outstanding amounts, RGCL notified HSBC Bank of its intention to terminate the Amended and Restated Agreement. Termination of the Amended and Restated Agreement was effective September 24, 2009.

To secure RGCL's obligations under the Amended and Restated Agreement, the Company maintained $19.25 million in a Collateral Account at HSBC Bank. The Collateral Account balance was recorded as *Restricted cash—compensating balance* on the Company's consolidated balance sheets. Upon the full prepayment and termination of the Amended and Restated Agreement, the Collateral Account was closed and the $19.25 million was reclassified to *Cash and equivalents* on the Company's consolidated balance sheets.

Contractual Obligations

Our contractual obligations as of June 30, 2010, are as follows:

Contractual Obligations	Payments Due by Period (in thousands)				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt[1]	$266,271	$32,087	$108,343	$125,841	$—
Operating leases	525	203	322	—	—
Other long-term obligations	83	26	53	4	—
Total	$266,879	$32,316	$108,718	$125,845	$—

(1) Amounts represent principal ($248.5 million) and estimated interest payments ($17.8 million) assuming no early extinguishment.

For information on our contractual obligations, see Notes 6 and 15 of the Notes to Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data" of this report. Royal Gold believes it will be able to fund all existing obligations from net cash provided by operating activities.

Results of Operations

Fiscal Year Ended June 30, 2010, Compared with Fiscal Year Ended June 30, 2009

For the fiscal year ended June 30, 2010, we recorded net income available to Royal Gold common stockholders of $21.5 million, or $0.49 per basic and diluted share, compared to net income of $38.3 million, or $1.09 per basic share and $1.07 per diluted share, for the fiscal year ended June 30, 2009. The decrease in our earnings per share during the fiscal year ended June 30, 2010 was due to (1) the IRC one-time severance and acquisition related costs of approximately $19.4 million, and (2) the one-time royalty restructuring gain of $31.5 million during the fiscal year ended June 30, 2009, as part of the Barrick royalty portfolio acquisition. The after tax effect of the one-time IRC related costs during the fiscal year ended, was $0.33 per basic share. The after tax effect of the one-time royalty restructuring gain during the fiscal year ended June 30, 2009, was $0.60 per basic share.

For fiscal year 2010, we recognized total royalty revenue of $136.6 million (including $2.4 million of non-controlling interest), at an average gold price of $1,089 per ounce, compared to royalty revenue of $73.8 million (including $1.1 million of minority interest), at an average gold price of $874 per ounce for fiscal year 2009. Royalty revenue and the corresponding production, attributable to our royalty interests, for fiscal year 2010 compared to fiscal year 2009 is as follows:

Royalty Revenue and Production Subject to our Royalty Interests
Fiscal Years Ended June 30, 2010 and 2009
(In thousands, except reported production in ozs. and lbs.)

		Fiscal Year Ended June 30, 2010		Fiscal Year Ended June 30, 2009	
Royalty	Metal(s)	Royalty Revenue	Reported Production[1]	Royalty Revenue	Reported Production[1]
Taparko[2]	Gold	$ 32,157	117,505 oz.	$10,431	48,105 oz.
Cortez	Gold	$ 25,059	357,595 oz.	$16,343	268,327 oz.
Robinson		$ 12,148		$ 7,695	
	Gold		86,101 oz.		113,740 oz.
	Copper		107.4 million lbs.		128.3 million lbs.
Leeville	Gold	$ 9,912	454,148 oz.	$ 6,659	429,122 oz.
Mulatos	Gold	$ 8,990	164,954 oz.	$ 6,110	167,907 oz.
Siguiri[3]	Gold	$ 6,037	296,223 oz.	$ 3,966	241,817 oz.
Peñasquito[4]		$ 6,032		$ 1,541	
	Gold		117,963 oz.		52,932 oz.
	Silver		7.2 million oz.		2.5 million oz.
	Lead		36.7 million lbs.		N/A
	Zinc		48.5 million lbs.		N/A
Goldstrike[3]	Gold	$ 3,939	348,802 oz.	$ 5,585	724,368 oz.
Voisey's Bay[4][5]		$ 3,907		N/A	
	Nickel		19.0 million lbs.		N/A
	Copper		8.6 million lbs.		N/A
Andacollo[6]	Gold	$ 3,762	4,145 oz.	N/A	N/A
Dolores		$ 2,987		$ 900	
	Gold		73,463 oz.		38,819 oz.
	Silver		1.2 million oz.		326,182 oz.
Las Cruces[5]	Copper	$ 903	20.8 million lbs.	N/A	N/A
Gwalia Deeps[5]	Gold	$ 854	47,626 oz.	N/A	N/A
Other[7]	Various	$ 19,878	N/A	$14,541	N/A
Total Royalty Revenue		**$136,565**		**$73,771**	

(1) Reported production relates to the amount of metal sales, subject to our royalty interests, for the twelve months ended June 30, 2010 and June 30, 2009, as reported to us by the operators of the mines.

(2) Refer to "Recent Developments, Property Developments" as discussed earlier within this MD&A for a further discussion on recent developments at Taparko. Our TB-GSR1 royalty at Taparko will remain in effect until cumulative production of 804,420 ounces of gold is achieved or until cumulative payments of $35 million have been made to Royal Gold, whichever occurs first. Our TB-GSR2 royalty will remain in effect until the termination of TB-GSR1. As of June 30, 2010, we have recognized approximately $30.6 million in royalty revenue associated with TB-GSR1, which is attributable to cumulative production of approximately 202,000 ounces of gold. The Company expects the dollar cap could be met during the third calendar quarter of 2010.

(3) As of June 30, 2010, the Company no longer considers this royalty principal to its business due to the decline in future potential royalty revenue from the property.

(4) Refer to "Recent Developments, Property Developments" as discussed earlier within this MD&A for a further discussion of recent developments at property.

(5) Royalty acquired as part of the IRC Transaction. Refer to "Recent Developments, Business Developments" for further discussion on the IRC Transaction and "Recent Developments, Property Developments" for further discussion on recent developments at the property.

(6) Royalty acquired in January 2010. Production at Andacollo began during the second calendar quarter of 2010. Refer to "Recent Developments, Business Developments" earlier within this MD&A for further discussion on the acquisition of the Andacollo Royalty.

(7) "Other" includes all of the Company's non-principal producing royalties as of June 30, 2010 and 2009. Individually, no royalty included within the "Other" category contributed greater than 5% of our total royalty revenue for either period.

The increase in royalty revenue for the fiscal year ended June 30, 2010, compared with the fiscal year ended June 30, 2009, resulted primarily from an increase in the average gold and copper prices, additional revenue from the recently acquired IRC producing royalties and the Andacollo Royalty, and an increase in production at Taparko, Peñasquito and Cortez. These increases were partially offset during the period by a decrease in production at Robinson. Please refer to "Recent Developments, Property Developments" earlier within this MD&A for further discussion on recent developments regarding properties covered by certain of our royalty interests.

Cost of operations expenses increased to $6.2 million for the fiscal year ended June 30, 2010, from $3.6 million for the fiscal year ended June 30, 2009. The increase was primarily due to an increase in non-cash stock-based compensation allocated to cost of operations of approximately $1.2 million and an increase in the Nevada Net Proceeds Tax ("NNPT") expense of approximately $0.8 million, which resulted from an increase in royalty revenue from Cortez, Robinson and Leeville.

General and administrative expenses increased to $12.6 million for the fiscal year ended June 30, 2010, from $7.4 million for the fiscal year ended June 30, 2009. The increase was primarily due to an increase in non-cash stock-based compensation expense allocated to general and administrative expense during the period of approximately $2.2 million, an increase in general corporate costs of approximately $1.5 million and an increase in accounting and tax related expenses of approximately $1.0 million.

Exploration and business development expenses increased to $3.5 million for the fiscal year ended June 30, 2010, from $3.0 million for the fiscal year ended June 30, 2009. The increase was primarily due to an increase in non-cash stock-based compensation allocated to exploration and business development of approximately $1.0 million. This increase was partially offset by a decrease in consulting and legal related expenses for exploration and business development activities.

The Company recorded total non-cash stock-based compensation expense related to our equity compensation plans of $7.3 million for the fiscal year ended June 30, 2010, compared to $2.9 million for the fiscal year ended June 30, 2009. The increase is primarily due to an increase in the number of performance share awards the Company has estimated will vest. Our non-cash stock-based compensation is allocated amongst costs of operations, general and administrative and exploration and business development in our consolidated statements of operations and comprehensive income. Please refer to Note 7 of the notes to consolidated financial statements for further discussion of the allocation of non-cash stock-based compensation for the fiscal years ended June 30, 2010 and 2009.

Depreciation, depletion and amortization expense increased to $53.8 million for the fiscal year ended June 30, 2010, from $32.6 million for the fiscal year ended June 30, 2009. Increased production at Taparko, Peñasquito, Dolores and Leeville resulted in additional depletion expense of approximately $14.7 million during the period. Also, the producing royalties acquired as part of the IRC Transaction resulted in additional depletion expense of approximately $5.5 million from the acquisition date through June 30, 2010.

As discussed in Note 3 to the notes to consolidated financial statements, the Company incurred approximately $19.4 million in severance and acquisition related costs associated with the IRC Transaction. These one-time, non-recurring costs were related to financial advisory, legal, accounting, tax and consulting services associated with the IRC Transaction as well as severance related payments as part of the termination of IRC's officers and certain employees upon acquisition of IRC.

Interest and other income increased to $6.4 million for the fiscal year ended June 30, 2010, from $3.2 million for the fiscal year ended June 30, 2009. The increase was primarily due to a $5.9 million gain on distributions of gold inventory attributable to non-controlling interests. The increase was partially off by (i) a decrease in our average invested cash during fiscal year 2010 when compared to fiscal year 2009, and (ii) a decrease in the interest rates associated with our invested cash.

Interest and other expense increased to $3.8 million for the fiscal year ended June 30, 2010, from $1.0 million for the fiscal year ended June 30, 2009. The increase was primarily due to an increase in interest expense associated with the outstanding balances on the Company's debt facilities, as discussed in Note 6 of the notes to consolidated financial statements.

During the fiscal year ended June 30, 2010, we recognized income tax expense totaling $14.2 million compared with $21.9 million during the fiscal year ended June 30, 2009. This resulted in an effective tax rate of 32.5% during the current period, compared with 34.6% in the prior period. The decrease in the effective tax rate for June 30, 2010 is primarily related to (i) less pre-tax income as a result of the one-time royalty portfolio gain in June 30, 2009, (ii) an increase in the depletion allowance, and (iii) an increase in the income attributable to non-controlling interests. The tax rate for June 30, 2010 also included non-deductible acquisition related costs and increases in reserves for income tax contingencies as a result of uncertain tax positions acquired during the year. Without the costs incurred as a result of the IRC Transaction, the effective tax rate would have been 29.5% for the year.

Fiscal Year Ended June 30, 2009, Compared with Fiscal Year Ended June 30, 2008

For the fiscal year ended June 30, 2009, we recorded net income of $38.3 million, or $1.09 per basic share and $1.07 per diluted share, compared to net income attributable to Royal Gold stockholders of $24.0 million, or $0.62 per basic share and $0.61 per diluted share (after adjustments for preferred stock dividends and deemed dividends), for the fiscal year ended June 30, 2008. The increase in our earnings per share during the period was primarily due to the royalty portfolio restructuring gains of approximately $33.7 million as part of the Barrick royalty portfolio acquisition and the Benso royalty buy-back exercise by Golden Star during our fiscal year 2009. The effect of the restructuring gains was $0.62 per basic share, after taxes.

For fiscal year 2009, we recognized total royalty revenue of $73.8 million (including $1.1 million of non-controlling interest), at an average gold price of $874 per ounce, compared to royalty revenue of $66.3 million (including $1.4 million of non-controlling interest), at an average gold price of $821 per ounce for fiscal year 2008. Royalty revenue and the corresponding production, attributable to our royalty interests, for fiscal year 2009 compared to fiscal year 2008 is as follows:

Royalty Revenue and Production Subject to our Royalty Interests
Fiscal Years Ended June 30, 2009 and 2008
(In thousands, except reported production in ozs. and lbs.)

		Fiscal Year Ended June 30, 2009		Fiscal Year Ended June 30, 2008	
Royalty	**Metal(s)**	**Royalty Revenue**	**Reported Production[(1)]**	**Royalty Revenue**	**Reported Production[(1)]**
Cortez	Gold	$16,343	268,327 oz.	$21,989	436,148 oz.
Taparko[(2)]	Gold	$10,431	48,105 oz.	$ 7,435	36,078 oz.
Robinson		$ 7,695		$16,576	
	Gold		113,740 oz.		120,873 oz.
	Copper		128.3 million lbs.		139.0 million lbs.
Leeville	Gold	$ 6,659	429,122 oz.	$ 5,570	360,811 oz.
Mulatos	Gold	$ 6,110	167,907 oz.	$ 1,521	120,933 oz.
Goldstrike	Gold	$ 5,585	724,368 oz.	$ 5,086	698,488 oz.
Siguiri[(3)]	Gold	$ 3,966	241,817 oz.	N/A	N/A
Peñasquito (oxide)		$ 1,541		$ 59	
	Gold		52,932 oz.		1,618 oz.
	Silver		2.5 million oz.		91,601 oz.
Dolores		$ 900		N/A	
	Gold		38,819 oz.		N/A
	Silver		326,182 oz.		N/A
Other[(4)]	Various	$14,541	N/A	$ 8,061	N/A
Total Royalty Revenue		**$73,771**		**$66,297**	

(1) Reported production relates to the amount of metal sales, subject to our royalty interests, for the twelve months ended June 30, 2009 and June 30, 2008, as reported to us by the operators of the mines.

(2) Refer to "Recent Developments—Property Developments" as discussed earlier within this MD&A for a further discussion on recent developments at Taparko. Our TB-GSR1 royalty at Taparko will remain in effect until cumulative production of 804,420 ounces of gold is achieved or until cumulative payments of $35 million have been made to Royal Gold, whichever occurs first. Our TB-GSR2 royalty will remain in effect until the termination of TB-GSR1. As of June 30, 2009, we recognized approximately $11.2 million in royalty revenue associated with TB-GSR1, which is attributable to cumulative production of approximately 84,000 ounces of gold.

(3) The Siguiri royalty is subject to a dollar cap of approximately $12.0 million. As of June 30, 2009, approximately $7.9 million remained under the Siguiri royalty cap.

(4) "Other" includes all of the Company's non-principal producing royalties as of June 30, 2009 and 2008. Individually, no royalty included within "Other" contributed greater than 5% of our total royalty revenue for the period.

The increase in royalty revenue for the fiscal year ended June 30, 2009, compared with the fiscal year ended June 30, 2008, resulted primarily from an increase in the average gold price, production from the recently acquired Barrick royalty portfolio (notably Mulatos and Siguiri), an increase in production at Taparko and Leeville, and commencement of production at Peñasquito and Dolores. These increases were partially offset during the period by a decrease in production and a reduction in our GSR2 royalty rate at Cortez and a decrease in royalty revenue at Robinson due to the negative provisional pricing adjustments, which resulted from the sharp decrease in copper prices during our second and third fiscal quarters of 2009.

Cost of operations expenses decreased to $3.6 million for the fiscal year ended June 30, 2009, from $3.7 million for the fiscal year ended June 30, 2008. The decrease was primarily due to a decrease in the NNPT expense, which resulted primarily from a decrease in royalty revenue from Robinson and Cortez. This decrease was partially offset by an increase in legal fees associated with the Holt litigation as discussed further under "Recent Developments, Property Developments" within this MD&A.

General and administrative expenses increased to $7.4 million for the fiscal year ended June 30, 2009, from $7.2 million for the fiscal year ended June 30, 2008. The increase was primarily due to an increase in non-cash stock-based compensation expense allocated to general and administrative expense during the period and an increase in corporate legal fees.

Exploration and business development expenses decreased to $3.0 million for the fiscal year ended June 30, 2009, from $4.1 million for the fiscal year ended June 30, 2008. The decrease was due to a decrease in legal, tax and consulting services for business development activities during the period.

The Company recorded total non-cash stock-based compensation expense related to our equity compensation plan of $2.9 million for each of the fiscal years ended June 30, 2009 and 2008. Our non-cash stock compensation is allocated among cost of operations, general and administrative, and exploration and business development in our consolidated statements of operations and comprehensive income. Please refer to Note 7 of the Notes to consolidated financial statements for further discussion of our stock-based compensation and the allocation of non-cash stock-based compensation for the fiscal year ended June 30, 2009 and 2008.

Depreciation, depletion and amortization expense increased to $32.6 million for the fiscal year ended June 30, 2009, from $18.4 million for the fiscal year ended June 30, 2008. Depletion from the Barrick royalties acquired in October 2008 contributed approximately $8.6 million in additional depletion expense during fiscal year 2009. Increased production at Taparko, Leeville, Goldstrike and El Chanate resulted in additional depletion expense of approximately $2.4 million during fiscal year 2009. Properties that recently began production, which included Peñasquito and Dolores, contributed approximately $1.2 million in additional depletion expense during fiscal year 2009.

Interest and other income decreased to $3.2 million for the fiscal year ended June 30, 2009, from $6.7 million for the fiscal year ended June 30, 2008. The decrease was primarily due to a significant decrease in interest rates associated with our invested cash. The decrease was partially offset by a $1.9 million gain on a distribution to a non-controlling interest holder.

During the fiscal year ended June 30, 2009, we recognized income tax expense totaling $21.9 million compared with $12.1 million during the fiscal year ended June 30, 2008. This resulted in an effective tax rate of 34.6% in fiscal year 2009, compared with 31.7% in the prior period. The increase in our effective tax rate was the result of the royalty restructuring gain as part of the Barrick royalty portfolio acquisition during our fiscal year 2009, and an increase in the amount of foreign losses for which no tax benefit is currently recognized.

Forward-Looking Statements

Cautionary "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical matters, the matters discussed in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projections or estimates contained herein. Such forward-looking statements include statements regarding projected production estimates and estimates pertaining to timing and commencement of production from the operators of our royalty properties; the adequacy of financial resources and funds to cover anticipated expenditures for general and administrative expenses as well as costs associated with exploration and business development and capital expenditures, and our expectation that substantially all our revenues will be derived from royalty interests. Factors that could cause actual results to differ materially from these forward-looking statements include, among others:

- changes in gold and other metals prices on which our royalties are paid or prices associated with the primary metals mined at our royalty properties;
- the production at or performance of our producing royalty properties;
- decisions and activities of the operators of our royalty properties;
- the ability of operators to bring projects into production and operate in accordance with feasibility studies;
- liquidity or other problems our operators may encounter;
- unanticipated grade and geological, metallurgical, processing or other problems at the royalty properties;
- mine operating and ore processing facility problems, pit wall or tailings dam failures, natural catastrophes such as floods or earthquakes and access to raw materials, water and power;
- changes in project parameters as plans of the operators are refined;
- changes in estimates of reserves and mineralization by the operators of our royalty properties;
- economic and market conditions;
- future financial needs;
- federal, state and foreign legislation governing us or the operators of our royalty properties;
- the availability of royalties for acquisition or other acquisition opportunities and the availability of debt or equity financing necessary to complete such acquisitions;
- our ability to make accurate assumptions regarding the valuation, timing and amount of royalty payments when making acquisitions;
- risks associated with conducting business in foreign countries, including application of foreign laws to contract and other disputes, environmental and permitting laws, community unrest and labor disputes, and enforcement and uncertain political and economic environments;
- risks associated with issuances of substantial additional common stock or incurrence of substantial indebtedness in connection with acquisitions or otherwise;
- acquisition and maintenance of permits and authorizations, completion of construction and commencement and continuation of production at the royalty properties;
- changes to management and key employees; and
- failure to complete future acquisitions;

as well as other factors described elsewhere in this report and our other reports filed with the Securities and Exchange Commission. Most of these factors are beyond our ability to predict or control. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We disclaim any obligation to update any forward-looking statements made herein. Readers are cautioned not to put undue reliance on forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our earnings and cash flows are significantly impacted by changes in the market price of gold and other metals. Gold, silver, copper and other metal prices can fluctuate significantly and are affected by numerous factors, such as demand, production levels, economic policies of central banks, producer hedging, world political and economic events and the strength of the U.S. dollar relative to other currencies. Please see "Volatility in gold, silver, copper and other metal prices may have an adverse impact on the value of our royalty interests and reduce our royalty revenues," under Part I, Item 1A, Risk Factors, of this report for more information on factors that can affect gold, silver, copper and other metal prices as well as historical gold, silver, and copper prices.

During the fiscal year ended June 30, 2010, we reported royalty revenues of $136.6 million, with an average gold price for the period of $1,089 per ounce and an average copper price of $3.03 per pound. Approximately 81% of our total recognized revenues for the fiscal year ended June 30, 2010, were attributable to gold sales from our gold producing royalty interests, as shown within Item 7, MD&A, of this report. For the fiscal year ended June 30, 2010, if the price of gold had averaged higher or lower by $100 per ounce, we would have recorded an increase in revenue of approximately $11.3 million or a decrease in revenue of approximately $10.6 million. Approximately 9% of our total recognized revenues for the fiscal year ended June 30, 2010, were attributable to copper sales from our copper producing royalty interests. For the fiscal year ended June 30, 2010, if the price of copper had averaged higher or lower by $0.50 per pound, we would have recorded an increase or decrease in revenues of approximately $2.1 million, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	64
CONSOLIDATED BALANCE SHEETS	65
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME	66
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	67
CONSOLIDATED STATEMENTS OF CASH FLOWS	68
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	69

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors Royal Gold, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Royal Gold, Inc. and its subsidiaries at June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under part II, Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for non-controlling interests effective July 1, 2009, which required retrospective application for all periods presented.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Denver, Colorado
August 26, 2010

ROYAL GOLD, INC.

Consolidated Balance Sheets
As of June 30,
(In thousands except share data)

	2010	2009
ASSETS		
Cash and equivalents	$ 324,846	$294,566
Royalty receivables	40,363	20,597
Income tax receivable	3,432	2,372
Prepaid expenses and other current assets	2,627	1,173
Total current assets	371,268	318,708
Royalty interests in mineral properties, net (Note 5)	1,467,983	455,966
Restricted cash—compensating balance	—	19,250
Other assets	22,082	16,000
Total assets	$1,861,333	$809,924
LIABILITIES		
Current portion of long-term debt (Note 6)	$ 26,000	$ —
Accounts payable	2,367	2,403
Dividends payable	4,970	3,259
Other current liabilities	2,437	527
Total current liabilities	35,774	6,189
Long-term debt (Note 6)	222,500	—
Net deferred tax liabilities	152,583	23,371
Chilean loan facility	—	19,250
Other long-term liabilities	16,928	703
Total liabilities	427,785	49,513
Commitments and contingencies (Note 15)		
EQUITY		
Preferred stock, $.01 par value, authorized 10,000,000 shares authorized; and 0 shares issued	—	—
Common stock, $.01 par value, 100,000,000 shares authorized; and 53,324,171 and 40,480,311 shares outstanding, respectively	534	405
Exchangeable shares, no par value, 1,806,649 and 0 shares issued, less 176,540 and 0 redeemed shares, respectively	71,741	—
Additional paid-in capital	1,284,087	702,407
Accumulated other comprehensive (loss)	(34)	(80)
Accumulated earnings	51,862	46,709
Treasury stock, at cost (96,675 and 0 shares, respectively)	(4,474)	—
Total Royal Gold stockholders' equity	1,403,716	749,441
Non-controlling interests	29,832	10,970
Total equity	1,433,548	760,411
Total liabilities and equity	$1,861,333	$809,924

The accompanying notes are an integral part of these consolidated financial statements.

ROYAL GOLD, INC.

Consolidated Statements of Operations and Comprehensive Income

For The Years Ended June 30,

(In thousands except share data)

	2010	2009	2008
Royalty revenues	$ 136,565	$ 73,771	$ 66,297
Costs and expenses			
Costs of operations (exclusive of depreciation, depletion and amortization shown separately below)	6,235	3,551	3,664
General and administrative	12,595	7,352	7,208
Exploration and business development	3,503	2,998	4,079
Depreciation, depletion and amortization	53,793	32,578	18,364
Severance and acquisition related costs	19,404	—	—
Total costs and expenses	95,530	46,479	33,315
Operating income	41,035	27,292	32,982
Royalty portfolio restructuring gain	—	33,714	—
Interest and other income	6,360	3,192	6,742
Interest and other expense	(3,809)	(984)	(1,729)
Income before income taxes	43,586	63,214	37,995
Income tax expense	(14,164)	(21,857)	(12,050)
Loss from equity investment	—	—	(550)
Net income	29,422	41,357	25,395
Net income attributable to non-controlling interests	(7,930)	(3,009)	(1,352)
Net income attributable to Royal Gold stockholders	21,492	38,348	24,043
Preferred dividends	—	—	(4,788)
Net income available to Royal Gold common stockholders	$ 21,492	$ 38,348	$ 19,255
Net income	$ 29,422	$ 41,357	$ 25,395
Adjustments to comprehensive income, net of tax			
Unrealized change in market value of available for sale securities	45	(145)	(393)
Comprehensive income	29,467	41,212	25,002
Comprehensive income attributable to non-controlling interests	(7,930)	(3,009)	(1,352)
Comprehensive income attributable to Royal Gold stockholders	$ 21,537	$ 38,203	$ 23,650
Net income per share available to Royal Gold common stockholders:			
Basic earnings per share	$ 0.49	$ 1.09	$ 0.62
Basic weighted average shares outstanding	43,640,414	35,337,133	31,054,725
Diluted earnings per share	$ 0.49	$ 1.07	$ 0.61
Diluted weighted average shares outstanding	43,980,817	35,789,076	31,390,293
Cash dividends declared per common share	$ 0.34	$ 0.30	$ 0.30

The accompanying notes are an integral part of these consolidated financial statements.

ROYAL GOLD, INC.

Consolidated Statements of Changes in Equity

For the Years Ended June 30, 2010, 2009 and 2008

(In thousands except share data)

	Royal Gold Stockholders												
	Preferred Shares		Common Shares		Exchangeable Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Earnings	Treasury Stock		Non-controlling interests	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount				Shares	Amount		
Balance at June 30, 2007	—	$ —	28,892,980	$289	—	$ —	$ 310,439	$ 458	$ 8,992	229,224	$(1,097)	$11,121	$ 330,202
Issuance of preferred stock for:													
7.25% Mandatory Convertible	1,150,000	$ 115,000	—	—			(3,902)	—	—	—	—	—	111,098
Issuance of common stock for:													
Conversion of 7.25% Mandatory Convertible Preferred Stock	(1,150,000)	(115,000)	3,977,683	40			116,946	—	—	—	—	—	1,986
Battle Mountain acquisition	—	—	1,144,025	11			35,832	—	—	—	—	—	35,843
Equity offering costs	—	—	—	—			(29)	—	—	—	—	—	(29)
Stock-based compensation and related share issuances	—	—	121,375	1			4,315	—	—	—	—	—	4,316
IAMGOLD Corporation and Repadre International Corporation	—	—	216,642	2			6,343	—	—	—	—	—	6,345
Retire treasury stock	—	—	(426,210)	(4)			(6,609)	—	—	(426,210)	6,613	—	—
Repurchase of common stock	—	—	—	—			—	—	—	196,986	(5,516)	—	(5,516)
Net income	—	—	—	—			—	—	24,043	—	—	1,352	25,395
Comprehensive income (loss)	—	—	—	—			—	(393)	—	—	—	—	(393)
Distribution to non-controlling interests	—	—	—	—			—	—	—	—	—	(1,062)	(1,062)
Preferred stock deemed dividend upon conversion	—	—	—	—			—	—	(1,986)	—	—	—	(1,986)
Preferred stock dividends declared	—	—	—	—			—	—	(2,803)	—	—	—	(2,803)
Common stock dividends declared	—	—	—	—			—	—	(8,768)	—	—	—	(8,768)
Balance at June 30, 2008	—	$ —	33,926,495	$339	—	$ —	$ 463,335	$ 65	$ 19,478	—	$ —	$11,411	$ 494,628
Issuance of common stock for:													
Equity offering	—	—	6,500,000	65			234,867	—	—	—	—	—	234,932
Other	—	—	5,335	—			178	—	—	—	—	—	178
Stock-based compensation and related share issuances	—	—	48,481	1			4,027	—	—	—	—	—	4,028
Net income	—	—	—	—			—	—	38,348	—	—	3,009	41,357
Comprehensive income (loss)	—	—	—	—			—	(145)	—	—	—	—	(145)
Distribution to non-controlling interests	—	—	—	—			—	—	—	—	—	(3,450)	(3,450)
Dividends declared	—	—	—	—			—	—	(11,117)	—	—	—	(11,117)
Balance at June 30, 2009	—	$ —	40,480,311	$405	—	$ —	$ 702,407	$ (80)	$ 46,709	—	$ —	$10,970	$ 760,411
Issuance of common stock for:													—
Equity offering	—	—	5,980,000	60			276,158	—	—	—	—	—	276,218
Acquisition of International Royalty Corporation	—	—	5,234,086	52	1,806,649	79,511	230,236	—	—	22,245	(917)	20,704	329,586
Andacollo Royalty acquisition	—	—	1,204,136	12			53,416	—	—	—	—	—	53,428
Exchange of exchangeable shares	—	—	176,540	2	(176,540)	(7,770)	7,768	—	—	—	—	—	—
Stock-based compensation and related share issuances	—	—	249,098	3			14,102	—	—	74,430	(3,557)	—	10,548
Net income	—	—	—	—			—	—	21,492	—	—	7,930	29,422
Comprehensive income (loss)	—	—	—	—			—	46	—	—	—	—	46
Distribution to non-controlling interests	—	—	—	—			—	—	—	—	—	(9,772)	(9,772)
Dividends declared	—	—	—	—			—	—	(16,339)	—	—	—	(16,339)
Balance at June 30, 2010	—	$ —	53,324,171	$534	1,630,109	$71,741	$1,284,087	$ (34)	$ 51,862	96,675	$(4,474)	$29,832	$1,433,548

The accompanying notes are an integral part of these consolidated financial statements.

ROYAL GOLD, INC.

Consolidated Statements of Cash Flows

For the Years Ended June 30,

(In thousands)

	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 29,422	$ 41,357	$ 25,395
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	53,793	32,578	18,364
Gain on distribution to non-controlling interest	(5,891)	(1,924)	(543)
Deferred tax expense (benefit)	(7,536)	(2,170)	115
Non-cash employee stock compensation expense	7,279	2,921	2,869
Gain on royalty restructuring	—	(33,714)	—
Tax benefit of stock-based compensation exercises	(1,638)	(334)	(722)
Other	371	—	(665)
Changes in assets and liabilities:			
Royalty receivables	(19,055)	(4,280)	(3,120)
Prepaid expenses and other assets	4,035	(477)	36
Accounts payable	(10,742)	(1,834)	2,244
Income taxes (receivable) payable	(2,697)	(147)	(1,846)
Other	1,030	(1,929)	(3,000)
Net cash provided by operating activities	$ 48,371	$ 30,047	$ 39,127
Cash flows from investing activities:			
Acquisition of royalty interests in mineral properties	(232,996)	(186,110)	(19,179)
Acquisition of International Royalty Corporation, net of cash acquired	(270,233)	—	—
Proceeds from royalty restructuring	—	34,897	—
Change in restricted cash—compensating balance	19,250	(3,500)	—
Proceeds on sale of Inventory—restricted	3,647	3,477	1,077
Deferred acquisition costs	(120)	(1,021)	(157)
Other	(86)	(284)	(42)
Net cash used in investing activities	$(480,538)	$(152,541)	$(18,301)
Cash flows from financing activities:			
Borrowings from credit facilities	255,000	—	—
Tax benefit of stock-based compensation exercises	1,638	334	722
(Prepayment of) borrowings under Chilean loan facility	(19,250)	3,500	—
Common stock dividends	(14,628)	(10,242)	(8,253)
Preferred stock dividends	—	—	(2,802)
Repayment of debt	(36,013)	—	—
Proceeds from foreign exchange contract	4,101	—	—
Distribution to non-controlling interests	(3,647)	(3,477)	(1,077)
Net proceeds from issuance of common stock	276,839	235,707	698
Net proceeds from issuance of preferred stock	—	—	111,098
Stock repurchase program	—	—	(5,516)
Gold loan payoff—Battle Mountain	—	—	(6,476)
Debt issuance costs	(1,593)	(797)	(27)
Net cash provided by financing activities	$ 462,447	$ 225,025	$ 88,367
Net increase in cash and equivalents	30,280	102,531	109,193
Cash and equivalents at beginning of period	294,566	192,035	82,842
Cash and equivalents at end of period	$ 324,846	$ 294,566	$192,035

See Note 12 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

ROYAL GOLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

Royal Gold, Inc. ("Royal Gold", the "Company", "we", "us" or "our"), together with its subsidiaries, is engaged in the business of acquiring and managing precious metals royalties and similar interests. Royalties are passive (non-operating) interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS, AND RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Summary of Significant Accounting Policies

Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Basis of Consolidation

The consolidated financial statements include the accounts of Royal Gold, Inc., its wholly-owned subsidiaries and an entity over which control is achieved through means other than voting rights. The Company follows the Accounting Standards Codification ("ASC") guidance for identification and reporting for entities over which control is achieved through means other than voting rights. The guidance defines such entities as Variable Interest Entities ("VIEs"). As discussed further in Note 16, the Company identified Crescent Valley Partners, L.P. ("CVP") as a VIE due to the legal structure and certain related factors. Also refer to Note 3 for further discussion of a VIE identified as part of the acquisition of International Royalty Corporation ("IRC"). The identified VIEs are not material to the Company's overall operations or consolidated balance sheets either individually or in the aggregate. Intercompany transactions and account balances have been eliminated in consolidation.

Cash and Equivalents

Cash and equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Cash and equivalents are primarily held in cash deposit accounts or money market accounts which are invested in United States treasury bills or United States treasury backed securities.

Royalty Interests in Mineral Properties

Royalty interests in mineral properties include acquired royalty interests in production, development and exploration stage properties. The cost of acquired royalty interests in mineral properties are capitalized as tangible assets as such interests do not meet the definition of a financial asset under ASC guidance.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves as provided by the operator. Acquisition costs of royalty interests on development stage mineral properties, which are not yet in production, are not amortized until the property begins production. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. Exploration costs are charged to operations when incurred.

Asset Impairment

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts of an asset or group of assets may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves and other relevant information received from the operator. We evaluate the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of gold and other metals, and whenever new information regarding the mineral properties is obtained from the operator indicating that production will not likely occur in the future, thus affecting the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value in each property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows.

Our estimates of gold, silver, copper and other metal prices, operator's estimates of proven and probable reserves related to our royalty properties, and operator's estimates of operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of our investment in these royalty interests in mineral properties. Although we have made our best assessment of these factors based on current conditions, it is possible that changes could occur, which could adversely affect the net cash flows expected to be generated from these royalty interests.

Royalty Revenue

Royalty revenue is recognized in accordance with the guidance of ASC 605 and based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. For royalty payments received in gold, royalty revenue is recorded at the average spot price of gold for the period in which the royalty was earned.

Revenue recognized pursuant to the Robinson royalty agreement is based upon 3.0% of revenue received by the operator of the mine, QuadraFNX Mining, Ltd. ("Quadra"), for the sale of minerals from the Robinson mine, reduced by certain costs incurred by Quadra. Quadra's concentrate sales contracts with third-party smelters, in general, provide for an initial sales price payment based upon provisional assays and quoted metal prices at the date of shipment. Final true-up sales price payments to Quadra are subsequently based upon final assay and market metal prices on a specified future date, typically one to three months after the date the concentrate arrives at the third-party smelter (which generally occurs four to five months after the shipment date from the Robinson mine). We do not have all the key information regarding the terms of the operator's smelter contracts, such as the terms of specific concentrate shipments to a smelter or quantities of metal or expected settlement arrangements at the time of an operator's shipment of concentrate.

Each monthly payment from Quadra is typically a combination of revenue received by Quadra for provisional payments during the month and any upward or downward adjustments for final assays and commodity prices for earlier shipments. Whether the payment to Royal Gold is based on Quadra's revenue in the form of provisional or final payments, Royal Gold records royalty revenue and the corresponding receivable based on the monthly amounts it receives from Quadra, as determined pursuant to the royalty agreement. The royalty contract does not provide Royal Gold with rights or obligations to settle any final assay and commodity price adjustments with Quadra. Therefore, once a given monthly payment is received by Royal Gold it is not subject to later adjustment based on adjustments for assays or commodity prices. Under the royalty agreement, Quadra may include such final adjustments as a component of future royalty payments.

Income Taxes

The Company accounts for income taxes in accordance with the guidance of ASC 740. The Company's deferred income taxes reflect the impact of temporary differences between the reported amounts of assets and liabilities for financial reporting purposes and such amounts measured by tax laws and regulations. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is provided for deferred tax assets when management concludes it is more likely than not that some portion of the deferred tax assets will not be realized.

The Company's operations may involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to income tax expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Stock-Based Compensation

We account for our stock-based compensation in accordance with the guidance of ASC 718. The Company recognizes all share-based payments to employees, including grants of employee stock options, stock appreciation rights ("SARs") and restricted stock, in its financial statements based upon their fair values. See Note 7 for further discussion on the Company's stock-based compensation.

Operating Segments and Geographical Information

We manage our business under one operating segment, consisting of royalty acquisition and management activities. Royal Gold's royalty revenue and long-lived assets (royalty interests in mineral properties, net) are geographically distributed as shown in the following table. Please refer to Note 5 for a further breakdown of our royalty interests on producing mineral properties.

	Royalty Revenue			Royalty Interests in Mineral Property, net		
	Fiscal Year Ended June 30,			Fiscal Year Ended June 30,		
	2010	2009	2008	2010	2009	2008
United States	40%	56%	79%	5%	13%	18%
Africa[1]	29%	21%	11%	2%	8%	12%
Mexico	15%	15%	4%	13%	45%	55%
Australia	5%	2%	—	6%	6%	—
Canada	4%	2%	1%	27%	19%	1%
Chile	4%	1%	—	42%	6%	7%
Other	3%	3%	5%	5%	3%	7%

(1) Consists of royalties on properties in Burkina Faso and Guinea.

Comprehensive Income

In addition to net income, comprehensive income includes changes in equity during a period associated with cumulative unrealized changes in the fair value of marketable securities held for sale, net of tax effects.

Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares for the period, including the outstanding exchangeable shares (see Note 10). Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts that may require issuance of common shares were converted. Diluted earnings per share is computed by dividing net income available to common stockholders by the diluted weighted average number of common shares outstanding, including outstanding exchangeable shares, during each fiscal year.

Recently Adopted Accounting Pronouncements

The Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") established the ASC as the single source of authoritative generally accepted accounting principles ("GAAP") to be applied by non-governmental entities. The ASC is the new structure which took existing accounting pronouncements and organized them by topic. Relevant authoritative literature issued by the Securities and Exchange Commission ("SEC") and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting not included in the ASC is non-authoritative. The ASC was effective for the Company July 1, 2009. The adoption of the ASC did not have an impact on the Company's consolidated financial statements.

Business Combinations

On July 1, 2009, the Company adopted a new accounting standard included in ASC 805. The new accounting standard changes the way companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. The new accounting standard also requires legal fees and other transaction-related costs to be expensed as incurred. The adoption of the new accounting standard is to be applied prospectively for any business combinations which would close after July 1, 2009 (see Note 3).

Non-controlling Interests in Consolidated Financial Statements

On July 1, 2009, the Company adopted a new accounting standard included in ASC 810. The adoption of the new accounting standard changed the presentation of its non-controlling (minority) interests. Except for presentation changes, the adoption of the new accounting standard had no impact on the Company's consolidated financial position, results of operations or cash flows.

Fair Value Measurements

On July 1, 2009, the Company adopted a new accounting standard in ASC 820, which delayed the effective date for disclosing all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). This standard did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. Refer to Note 13 for a discussion regarding the Company's fair value measurements as of June 30, 2010.

Recently Issued Accounting Standards

Variable Interest Entities

In June 2009, new accounting guidance was issued that is included in ASC 810. This guidance amends the consolidation guidance applicable to VIEs and is effective for our fiscal year beginning July 1, 2010. We are evaluating the potential impact, if any, this new accounting guidance will have on our consolidated financial statements.

Fair Value Measurements

In January 2010, ASC 820 was updated to require additional disclosures related to: (1) transfers in and out of Level 1 and 2 fair value measurements, and (2) enhanced detail in the Level 3 reconciliation. The new guidance was amended to provide clarity about the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure fair value for both recurring and non-recurring measurements that fall in either Level 2 or Level 3. The updated guidance is effective for the Company's fiscal year beginning July 1, 2010, with the exception of the Level 3 disaggregation, which is effective for the Company's fiscal year beginning July 1, 2011. We are evaluating the potential impact, if any, this new accounting guidance will have on our consolidated financial statements.

3. ACQUISITION OF INTERNATIONAL ROYALTY CORPORATION

On February 22, 2010, Royal Gold, through RG Exchangeco Inc. (formerly known as 7296355 Canada Ltd.), a wholly-owned Canadian subsidiary of Royal Gold ("RG Exchangeco"), acquired all of the issued and outstanding common shares of IRC, a company incorporated in Canada (the "IRC Transaction"). IRC's royalty portfolio as of February 22, 2010, included 11 producing royalties, 10 development stage royalties, 24 evaluation stage royalties and 35 exploration stage royalties. The IRC Transaction further complemented and expanded our royalty portfolio.

The purchase price for the IRC Transaction consisted of approximately $350.0 million in cash, 5,234,086 shares of Royal Gold common stock (valued at $230.4 million on February 22, 2010) and 1,806,649 exchangeable shares of RG Exchangeco (valued at $79.5 million on February 22, 2010), which shares are convertible at any time on a one-for-one basis for Royal Gold common stock. As discussed in Note 6, the Company funded $225 million of the cash consideration portion of the purchase price from its existing debt facilities. For the twelve months ended June 30, 2010, the Company incurred approximately $8.6 million of transaction costs for financial advisory, legal, accounting, tax and consulting services as part of the IRC Transaction. The Company also incurred approximately $10.8 million in severance related payments as part of the termination of IRC's officers and certain employees upon acquisition of IRC. The transaction and severance payment costs are included in *Severance and acquisition-related costs* on our consolidated statements of operations and comprehensive income and were recognized separately from the purchase price for the IRC Transaction.

The Company followed the acquisition method of accounting in accordance with the new accounting standard related to business combinations, which the Company adopted on July 1, 2009 (see Note 2). The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed from IRC on February 22, 2010, based on the current best estimates and information received by management. The Company is in the process of finalizing its assessment of the fair value of the assets acquired and liabilities assumed. Royalty interests in mineral properties, deferred income taxes, and certain other tax matters were based on preliminary valuation data and estimates. Accordingly, the fair values of these assets and liabilities are subject to change. During the fourth quarter of fiscal 2010, the Company made certain changes to the purchase price allocation. These changes, when compared to our purchase price allocation as of March 31, 2010, were immaterial.

	(in thousands)
Purchase price	$ 659,871
Current assets	$ 83,720
Royalty interests in mineral properties	774,291
Other assets	14,304
Current liabilities	(10,839)
Senior secured debentures	(28,769)
Net deferred tax liabilities	(140,891)
Uncertain tax positions	(8,362)
Other liabilities	(2,878)
Non-controlling interest	(20,705)
Total allocated purchase price	$ 659,871

The non-controlling interest arising from the IRC Transaction is the result of IRC's indirect ownership of a 90% interest in the Labrador Nickel Royalty Limited Partnership ("LNRLP"), which owns 100% of the Voisey's Bay Net Smelter Return ("NSR") royalty. The owner of the remaining 10% interest in LNRLP is Altius Resources Inc. ("Altius"), a company unrelated to Royal Gold and IRC. Due to the legal structure of LNRLP and certain related factors, the Company determined that LNRLP should be fully consolidated. The fair value of the non-controlling interest was determined based on its proportionate share to the underlying assets and liabilities of the partnership.

The Company's consolidated financial statements include the results of the IRC Transaction from the date of acquisition. The following unaudited pro forma information is presented as if the IRC Transaction had been completed as of the beginning of the periods presented. The pro forma results are not necessarily indicative of what would have been achieved had the IRC Transaction been in effect for the periods presented.

	Fiscal Years Ended June 30,	
	2010	2009
	(in thousands)	
Royalty revenues	$152,716	$113,259
Net income (loss) available to Royal Gold common stockholders	$ (434)	$ 29,248

For the period February 22, 2010, through June 30, 2010, approximately $9.0 million of royalty revenue was recorded on the Company's consolidated statements of operations and comprehensive income related to royalties acquired in the IRC Transaction. Net income attributable to Royal Gold common stockholders included approximately $19.4 million in transaction costs and severance related payments related to the IRC Transaction.

4. ROYALTY ACQUISITIONS

Andacollo

On January 25, 2010, the Company acquired an interest in the gold produced from the sulfide portion of the Andacollo project in Chile from a Chilean subsidiary of Teck Resources Limited ("Teck"), Compañía Minera Teck Carmen de Andacollo. The purchase price for the Andacollo Royalty consisted of $217.9 million in cash and 1,204,136 of the Company's common shares. The cash portion of the purchase price was paid from the Company's cash on hand.

The Andacollo Royalty acquisition has been accounted for as an asset acquisition. As such, the total purchase price of $273.0 million, which consisted of $217.9 million in cash, 1,204,136 shares of the Company's common stock (valued at $53.4 million on January 25, 2010) and approximately $1.7 million of transaction costs, is recorded as a development stage royalty, which is a component of *Royalty interests in mineral properties, net* on our consolidated balance sheets.

Barrick Royalty Portfolio

Effective October 1, 2008, the Company completed an acquisition of royalties from Barrick Gold Corporation ("Barrick") for cash of approximately $181.3 million, including a restructuring of its GSR2, GSR3 and NVR1 royalties at Cortez, valued at $31.5 million, for net cash of approximately $150.0 million. As part of the royalty restructuring, the Company recognized a gain of $31.5 million during the fiscal quarter ended December 31, 2008. The cash portion of the purchase price was paid from the Company's cash on hand.

The acquisition of Barrick's royalty portfolio has been accounted for as an asset acquisition. The total purchase price of $181.3 million, plus direct transaction costs of approximately $3.1 million, has been allocated to the acquired royalty interests according to their relative fair values and is recorded as separate components of *Royalty interests in mineral properties, net* on our consolidated balance sheets.

The operating impacts of the royalty interests acquired from Barrick have been reflected in the financial results of Royal Gold from October 1, 2008.

Marigold and El Chanate

On February 20, 2008, we acquired three royalties from AngloGold Ashanti (U.S.A.) Exploration Inc. ("AngloGold'), a wholly-owned subsidiary of AngloGold Ashanti North America Inc., for $13.8 million. The first royalty is a 2.0% net smelter return ("NSR") royalty on the Marigold mine, located on the Battle Mountain-Eureka trend in Nevada, and operated by Goldcorp, Inc. ("Goldcorp"). The second royalty is a 2.0% to 4.0% sliding-scale NSR royalty on the El Chanate mine, located in Sonora, Mexico, and operated by Capital Gold, Inc. ("Capital Gold"). The sliding-scale NSR royalty is capped once payments of approximately $17.0 million have been received. The third royalty is a 10.0% net profits interest ("NPI") royalty, also on the El Chanate mine. The 10.0% NPI royalty at El Chanate is capped at $1.0 million.

As of June 30, 2010, approximately $12.4 million remains under the $17.0 million sliding-scale NSR royalty cap. In March 2009, the Company received $1.0 million from Capital Gold as payment for the NPI royalty, and, as such, the cap has been reached and the royalty is no longer effective.

The AngloGold transaction has been accounted for as a purchase of assets. The total purchase price of $13.8 million, less royalty amounts received for production prior to the purchase date of $0.2 million, plus direct transaction costs, has been allocated to the three acquired royalties according to their relative fair values, as separate components of *Royalty Interests in Mineral Properties* on our consolidated balance sheets. Accordingly, $7.5 million was allocated to the sliding-scale NSR royalty at El Chanate, $0.8 million was allocated to the NPI royalty at El Chanate, and $5.3 million was allocated to the Marigold royalty.

Battle Mountain Gold Exploration Corp.

On July 30, 2007, we entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") with Battle Mountain Gold Exploration Corp. ("Battle Mountain") and Royal Battle Mountain, Inc. ("Merger Sub"), a newly-formed and wholly-owned subsidiary of Royal Gold, pursuant to which the Merger Sub was merged into Battle Mountain with Battle Mountain surviving as a wholly-owned subsidiary of Royal Gold.

On October 24, 2007, we completed the merger pursuant to the Merger Agreement and acquired 100% of the issued and outstanding capital stock of Battle Mountain in a transaction whereby the Merger Sub was merged with and into Battle Mountain for aggregate consideration consisting of 1.14 million shares of our common stock and approximately $3.4 million in cash. As part of the acquisition of Battle Mountain, we acquired thirteen royalty interests in various stages of production, development or exploration.

Immediately prior to the merger, Royal Gold owned approximately 18% of Battle Mountain's outstanding common stock and accounted for this ownership under the equity method, which resulted in the Company recognizing a loss from equity investment of approximately $0.5 million for the fiscal year ended June 30, 2008.

The acquisition of Battle Mountain has been accounted for as an asset acquisition using the purchase method of accounting, whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The purchase price was calculated using the fair market value of the Royal Gold common shares issued, as of the date we completed the transaction, plus cash and direct acquisition costs paid by Royal Gold.

During the fiscal year 2009, we finalized our accounting for the Battle Mountain acquisition. As such, we allocated the purchase price of approximately $65.8 million to the fair market values of the assets acquired and liabilities assumed, including $85.3 million to royalty interests in mineral properties, $2.2 million to current assets, $5.8 million to intangible assets (included within *Other assets* on our consolidated balance sheets), $3.9 million to deferred tax assets, $6.5 million to a gold loan payable, $24.4 million to deferred tax liabilities resulting from the acquisition and $0.5 million of other liabilities. The operating impact of the assets acquired from Battle Mountain have been reflected in the results of Royal Gold from October 24, 2007.

The intangible asset included as part of the purchase price is associated with non-compete agreements with the two former employees of Battle Mountain. For fiscal years 2010 and 2009, the total amortization expense associated with the intangible asset was approximately $1.9 million. The remaining carrying value associated with the intangible asset is approximately $0.6 million as of June 30, 2010, which will be amortized over the first two quarters of our fiscal 2011.

5. ROYALTY INTERESTS IN MINERAL PROPERTIES

The following summarizes the Company's principal royalty interests in mineral properties as of June 30, 2010 and June 30, 2009.

As of June 30, 2010 (Amounts in thousands):	Cost	Accumulated Depletion	Net
Production stage royalty interests:			
Andacollo	$ 272,998	$ (1,143)	$ 271,855
Voisey's Bay	150,138	(2,052)	148,086
Peñasquito[1]	99,172	(2,162)	97,010
Las Cruces	57,230	(490)	56,740
Mulatos	48,092	(10,177)	37,915
Dolores	44,878	(2,278)	42,600
Taparko	33,570	(29,242)	4,328
Leeville	18,322	(10,764)	7,558
Robinson	17,825	(7,678)	10,147
Gwalia Deeps	15,970	(416)	15,554
Cortez	10,630	(9,499)	1,131
Other	149,085	(49,285)	99,800
	917,910	(125,186)	792,724
Development stage royalty interests:			
Pascua-Lama	315,610	—	315,610
Canadian Malartic	35,500	—	35,500
Wolverine	39,794	—	39,794
Other	50,733	—	50,733
	441,637	—	441,637
Exploration stage royalty interests	233,622	—	233,622
Total royalty interests in mineral properties	$1,593,169	$(125,186)	$1,467,983

Note: The cost amount shown for the royalties acquired as part of the IRC Transaction are preliminary. This includes Voisey's Bay, the additional interest at Pascua-Lama, Wolverine and certain royalties included within the Other category in the above table.

(1) Includes the value for the oxide and sulfide circuits.

As of June 30, 2009 (Amounts in thousands):	Cost	Accumulated Depletion	Net
Production stage royalty interests:			
Dolores	$ 44,878	$ (607)	$ 44,271
Mulatos	34,214	(5,618)	28,596
Taparko	33,570	(10,709)	22,861
Goldstrike	20,788	(10,247)	10,541
Leeville	18,322	(8,246)	10,076
Robinson	17,825	(6,238)	11,587
Siguiri	10,946	(3,659)	7,287
Cortez	10,630	(9,192)	1,438
Peñasquito (oxide circuit)	4,026	(591)	3,435
Other	66,678	(18,437)	48,241
	261,877	(73,544)	188,333
Development stage royalty interests:			
Peñasquito (sulfide circuit)	95,146	—	95,146
Canadian Malartic	34,031	—	34,031
Pascua-Lama	20,446	—	20,446
Other	27,743	—	27,743
	177,366	—	177,366
Exploration stage royalty interests	90,267	—	90,267
Total royalty interests in mineral properties	$529,510	$(73,544)	$455,966

6. DEBT

The Company's current and non-current long-term debt as of June 30, 2010 and 2009 consists of the following:

	As of June 30, 2010 (Amounts in thousands)		As of June 30, 2009 (Amounts in thousands)	
	Current	Non-current	Current	Non-current
Credit facility	$ —	$125,000	$—	$ —
Term loan	26,000	97,500	—	—
Chilean loan facility	—	—	—	19,250
Total debt	$26,000	$222,500	$—	$19,250

Scheduled minimum debt repayments are $26.0 million in fiscal years 2011 and 2012, $71.5 million in fiscal year 2013 and $125.0 million in fiscal year 2014.

Credit Facility

The Company maintains a $125 million revolving credit facility with HSBC Bank USA, National Association ("HSBC Bank") and Scotiabanc Inc. as lenders. The credit facility has a maturity date of October 30, 2013. Borrowings under the credit facility bear interest at a floating rate of LIBOR plus a spread ranging from 1.75% to 2.25%, based on the Company's leverage ratio, as defined in the credit facility agreement. As of June 30, 2010, the Company's floating rate of LIBOR plus the spread was

2.70%. As of June 30, 2010, the Company had $125 million outstanding under the credit facility, which was due to the partial funding of the IRC Transaction as discussed in Note 3. The Company has financial covenants associated with its revolving credit facility, which are similar to the financial covenants of our Term Loan as discussed below. At June 30, 2010, the Company was in compliance with each financial covenant.

Term Loan

In connection with the IRC Transaction described in Note 3, on January 20, 2010, we entered into an agreement to obtain a new $100 million term loan from HSBC Bank (the "Term Loan") to partially fund the IRC Transaction. The Term Loan was funded on February 17, 2010 in conjunction with the closing of the IRC Transaction. HSBC Securities (USA) Inc. acted as sole lead arranger for the Term Loan. The Term Loan was scheduled to mature 18 months from the funding date with principal repayments equal to 10% of the funded amount scheduled to occur every three months, beginning three months after funding, and with interest to accrue at LIBOR plus 2.25%. The Term Loan is guaranteed by three wholly-owned subsidiaries of Royal Gold (the "Guarantors"). The obligations under the Term Loan were secured by certain Canadian assets of Royal Gold that have been replaced with certain Chilean assets of Royal Gold as of July 19, 2010.

On March 26, 2010, the Company amended the Term Loan with HSBC Bank and the Bank of Nova Scotia joined the Term Loan as a lender. The modifications to the Term Loan included, among other things: (1) an increase in the principal balance available under the Term Loan from $100 million to $130 million; (2) an extension of the final maturity date from 18 to 36 months from the initial funding date of February 17, 2010; 3) increases in the applicable LIBOR margin (currently set at 2.25%) by 0.50% every six months, commencing 18 months after the initial funding date until maturity; and (4) a reduction in the amortization rate from 10% of the initial funded amount per quarter to 5% of the fully funded principal amount per quarter. The additional Term Loan proceeds were used to redeem the 5.5% senior secured debentures assumed by the Company as part of the IRC Transaction.

The Term Loan contains covenants limiting the ability of Royal Gold and its subsidiaries to, among other things, incur certain debt or liens, dispose of assets, enter into certain transactions with affiliates, make certain investments or consummate certain mergers, as well as a cross default provision to certain other permitted debt and royalty contracts. In addition, the Term Loan contains financial covenants relating to, among other things: (1) maintaining a leverage ratio (as defined) of 3.0 to 1.0 or less; (2) maintaining a minimum consolidated net worth (as defined) of not less than a base amount that increases according to cumulative positive quarterly net income available to Royal Gold common stockholders; (3) maintaining an interest coverage ratio (as defined) of greater than 3.0 to 1.0; and (4) maintaining a current ratio (as defined) for the periods ending March 31, 2010 and June 30, 2010 of at least 1.0 to 1.0, and for all times thereafter, of at least 1.5 to 1.0. At June 30, 2010, the Company was in compliance with each financial covenant. As of June 30, 2010, the Company's rate of LIBOR plus the margin was 2.68%.

Chilean Loan Facility

Royal Gold Chile Limitada ("RGCL"), a wholly-owned subsidiary of Royal Gold, had a $19.25 million term loan outstanding bearing interest at LIBOR plus 0.25% pursuant to an Amended and Restated Term Loan Agreement (the "Amended and Restated Agreement") between RGCL and HSBC Bank. On September 23, 2009, RGCL prepaid the full $19.25 million outstanding, plus interest, under the Amended and Restated Agreement. In addition to prepaying all outstanding amounts, RGCL notified HSBC Bank of its intention to terminate the Amended and Restated Agreement. Termination of the Amended and Restated Agreement was effective September 24, 2009.

To secure RGCL's obligations under the Amended and Restated Agreement, the Company maintained $19.25 million in a Collateral Account at HSBC Bank. The Collateral Account balance was recorded as *Restricted cash—compensating balance* on the Company's consolidated balance sheets. Upon the full prepayment and termination of the Amended and Restated Agreement, the Collateral Account was closed and the $19.25 million was reclassified to *Cash and equivalents* on the Company's consolidated balance sheets.

7. STOCK-BASED COMPENSATION

In November 2004, the Company adopted the Omnibus Long-Term Incentive Plan ("2004 Plan"). Under the 2004 Plan, 1,300,000 shares of common stock have been authorized for future grants to officers, directors, key employees and other persons. The 2004 Plan provides for the grant of stock options, unrestricted stock, restricted stock, dividend equivalent rights, SARs and cash awards. Any of these awards may, but need not, be made as performance incentives. Stock options granted under the 2004 Plan may be non-qualified stock options or incentive stock options.

The Company recognized stock-based compensation expense as follows:

	For the Fiscal Years Ended June 30,		
	2010	2009	2008
	(Amounts in thousands)		
Stock options	$ 733	$ 782	$1,252
Stock appreciation rights	520	200	—
Restricted stock	2,155	1,810	1,086
Performance stock	3,871	129	531
Total stock-based compensation expense	$7,279	$2,921	$2,869

Stock-based compensation expense is allocated among costs of operations, general and administrative, and exploration and business development in our consolidated statements of operations and comprehensive income as summarized below:

	For the Fiscal Years Ended June 30,		
	2010	2009	2008
	(Amounts in thousands)		
Stock-based compensation expense allocation:			
Costs of operations	$1,614	$ 420	$ 356
General and administrative	3,793	1,598	1,509
Exploration and business development	1,872	903	1,004
Total stock-based compensation expense	$7,279	$2,921	$2,869

As of June 30, 2010, there were 77,450 shares of common stock reserved for future issuance under our 2004 Plan.

Stock Options and Stock Appreciation Rights

Stock option and SARs awards are granted with an exercise price equal to the closing market price of the Company's stock at the date of grant. Stock option and SARs awards granted to officers, key employees and other persons vest based on one to three years of continuous service. Stock option and SARs awards have 10 year contractual terms.

To determine stock-based compensation expense for stock options and SARs, the fair value of each stock option and SAR is estimated on the date of grant using the Black-Scholes-Merton ("Black-Scholes") option pricing model for all periods presented. The Black-Scholes model requires key assumptions in order to determine fair value. Those key assumptions during our fiscal year 2010, 2009 and 2008 grants are noted in the following table:

	2010	2009	2008
Weighted-average expected volatility	47.5%	44.5%	47.8%
Weighted-average expected life in years	5.6	5.3	5.0
Weighted-average dividend yield	0.68%	0.92%	0.91%
Weighted-average risk free interest rate	2.4%	2.5%	3.9%

The Company's expected volatility is based on the historical volatility of the Company's stock over the expected option term. The Company's expected option term is determined by historical exercise patterns along with other known employee or company information at the time of grant. The risk free interest rate is based on the zero-coupon U.S. Treasury bond at the time of grant with a term approximate to the expected option term.

Stock Options

A summary of stock option activity under the 2004 Plan for the fiscal year ended June 30, 2010, is presented below (amounts in thousands except share data).

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at July 1, 2009	558,690	$22.59		
Granted	21,060	$53.00		
Exercised	(242,820)	$21.37		
Outstanding at June 30, 2010	336,930	$25.36	5.6	$7,732
Exercisable at June 30, 2010	283,204	$22.74	5.1	$7,153

The weighted-average grant date fair value of options granted during the fiscal years ended June 30, 2010, 2009 and 2008, was $23.21, $12.28 and $12.82, respectively. The total intrinsic value of options exercised during the fiscal years ended June 30, 2010, 2009 and 2008, were $6.2 million, $1.2 million, and $2.5 million, respectively.

A summary of the status of the Company's non-vested stock options for the fiscal year ended June 30, 2010, is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at July 1, 2009	73,834	$12.81
Granted	21,060	$23.21
Vested	(41,168)	$12.97
Non-vested at June 30, 2010	53,726	$16.76

As of June 30, 2010, there was approximately $0.6 million of total unrecognized stock-based compensation expense related to non-vested stock options granted under our the 2004 Plan, which is expected to be recognized over a weighted-average period of 1.8 years.

SARs

A summary of SARs activity under the 2004 Plan for the fiscal year ended June 30, 2010, is presented below (amounts in thousands except share data).

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at July 1, 2009	50,500	$30.96		
Granted	51,640	$53.00		
Outstanding at June 30, 2010	102,140	$42.10	8.9	$861
Exercisable at June 30, 2010	24,833	$30.96	8.4	$423

The weighted-average grant date fair value of SARs granted during the fiscal years ended June 30, 2010 and 2009 was $22.94 and $12.28, respectively.

A summary of the status of the Company's non-vested SARs for the fiscal year ended June 30, 2010, is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at July 1, 2009	50,500	$12.31
Granted	51,640	$22.94
Vested	(24,833)	$30.96
Non-vested at June 30, 2010	77,307	$19.41

As of June 30, 2010, there was approximately $1.1 million of total unrecognized stock-based compensation expense related to non-vested SARs granted under the 2004 Plan, which is expected to be recognized over a weighted-average period of 2.1 years.

Other Stock-based Compensation

Performance Shares

On November 18, 2009, officers and certain employees were granted 53,000 shares of restricted common stock that can be earned only if either one of two defined multi-year performance goals is met within five years of the date of grant ("Performance Shares"). If the performance goals are not earned by the end of this five year period, the Performance Shares will be forfeited. Vesting of Performance Shares is subject to certain performance measures being met and can be based on an interim earn out of 25%, 50%, 75% or 100%. The defined performance goals are tied to two different performance measures: (1) growth of free cash flow per share on a trailing twelve month basis; and (2) growth of royalty ounces in reserve per share on an annual basis.

We measure the fair value of the Performance Shares based upon the market price of our common stock as of the date of grant. In accordance with ASC 718, the measurement date for the Performance Shares will be determined at such time that the performance goals are attained or that it is probable they will be attained. At such time that it is probable that a performance condition will be achieved, compensation expense will be measured by the number of shares that will ultimately be earned based on the grant date market price of our common stock. Interim recognition of compensation expense will be made at such time as management can reasonably estimate the number of shares that will be earned.

A summary of the status of the Company's non-vested Performance Shares for the fiscal year ended June 30, 2010, is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at July 1, 2009	101,250	$30.22
Granted	53,000	$53.00
Vested	(31,875)	$29.88
Non-vested at June 30, 2010	122,375	$41.24

As of June 30, 2010, total unrecognized stock-based compensation expense related to Performance Shares was approximately $1.5 million, which is expected to be recognized over the average remaining vesting period of 2.7 years.

Restricted Stock

As defined in the 2004 Plan, officers, non-executive directors and certain employees may be granted shares of restricted stock that vest on continued service alone ("Restricted Stock"). On November 18, 2009, officers and certain employees were granted 48,000 shares of Restricted Stock. Restricted Stock awards granted to officers and certain employees vest over three years beginning after a three-year holding period from the date of grant with one-third of the shares vesting in years four, five and six, respectively. Also on November 18, 2009, our non-executive directors were granted 12,000 shares of Restricted Stock. The non-executive directors' shares of Restricted Stock vest as to 50% immediately and 50% one year after the date of grant.

Shares of Restricted Stock represent issued and outstanding shares of common stock, with dividend and voting rights. We measure the fair value of the Restricted Stock based upon the market price of our common stock as of the date of grant. Restricted Stock is amortized over the applicable vesting period using the straight-line method. Unvested shares of Restricted Stock are subject to forfeiture upon termination of employment with the Company.

A summary of the status of the Company's non-vested Restricted Stock for fiscal year ended June 30, 2010, is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at July 1, 2009	260,584	$28.25
Granted	60,000	$53.00
Vested	(48,835)	$29.57
Non-vested at June 30, 2010	271,749	$33.48

As of June 30, 2010, total unrecognized stock-based compensation expense related to Restricted Stock was approximately $5.8 million, which is expected to be recognized over the weighted-average vesting period of 4.2 years.

8. ROYALTY PORTFOLIO RESTRUCTURING GAIN

As part of the royalty restructuring as part of the Barrick acquisition, which is discussed in Note 4, the Company recognized a gain of $31.5 million during the fiscal quarter ended December 31, 2008. The restructured royalties were a nonmonetary exchange and the fair value of the restructured royalties was determined based on expected future cash flows. The Company's basis in the restructured royalties was zero thus giving rise to the $31.5 million gain.

In May 2009, Golden Star Resources Ltd. ("Golden Star") exercised its right of repurchase on the Benso 1.5% NSR royalty held by the Company for $3.4 million. The Company acquired the Benso royalty in December 2007 for approximately $1.9 million. The Company's net book value for the Benso royalty on the date of exercise by Golden Star was approximately $1.2 million. As such, the Company recognized a gain of approximately $2.2 million upon exercise.

9. STOCKHOLDERS' EQUITY

Preferred Stock

We have 10,000,000 authorized and unissued shares of $.01 par value Preferred Stock as of June 30, 2010 and 2009.

Mandatory Convertible Preferred Stock

On November 9, 2007, the Company completed an offering of 1.15 million shares of 7.25% mandatory convertible preferred stock ("Mandatory Preferred Stock") at a price to the public of $100.00 per share, less underwriter discounts and other related expenses, resulting in net proceeds of $111.1 million. Dividends on the Mandatory Preferred Stock were payable on a cumulative basis when, as and if declared by our board of directors at an annual rate of 7.25% per share on the liquidation preference of $100 per share. Dividends were payable, at the Company's discretion, in cash, common stock or a combination thereof, on February 15, May 15, August 15 and November 15 of each year to and including November 15, 2010, commencing on February 15, 2008. On January 10, 2008, the Company's board of directors declared the regular quarterly dividend for the first dividend period of $1.9333 per share of the Mandatory Preferred Stock. The dividend was payable on February 15, 2008, to preferred stockholders of record at the close of business on February 1, 2008. The preferred dividend was paid in cash.

On January 25, 2008, the Company announced that it exercised its provisional conversion right for all of the issued and outstanding shares of its Mandatory Preferred Stock. As part of the provisional conversion right, each share of the Mandatory Preferred Stock was converted into shares of our common stock on March 10, 2008 (the "Conversion Date"), based on the average closing price per common share on the Nasdaq Global Select Market ("NASDAQ") over a 20 consecutive trading day period, which ended on March 5, 2008, as provided in the Certificate of Designations of the Mandatory Preferred Stock. The average closing price over the 20 consecutive trading day period was $29.78 and each outstanding share of Mandatory Preferred Stock was automatically converted into 3.4589 shares of the Company's common stock on the Conversion Date. The Company issued 3,977,683 shares of its common stock upon conversion of the Mandatory Preferred Stock on the Conversion Date.

In connection with the conversion, all accrued and unpaid dividends on the Mandatory Preferred Stock up to the Conversion Date were payable at $0.5035 per share of Mandatory Preferred Stock and were paid in cash to holders of record on the Conversion Date. Trading of the Mandatory Preferred Stock on the NASDAQ was suspended at the close of business on March 5, 2008, and the Mandatory Preferred Stock was delisted on March 24, 2008. The Company applied a contingent beneficial conversion feature model to account for the provisional conversion of the Mandatory Preferred Stock during its third fiscal quarter of 2008, which resulted in the Company recognizing a deemed dividend of $2.0 million for the three and nine months ended March 31, 2008. There were no tax consequences to the Company upon conversion of the Mandatory Preferred Stock.

Common Stock Issuances

Fiscal Year 2010

During the fiscal year ended June 30, 2010, options to purchase 242,820 shares were exercised, resulting in proceeds of approximately $1.6 million.

In June 2010, we sold 5,980,000 shares of our common stock in an underwritten public offering that closed on June 28, 2010. The offering was priced at $48.50, and proceeds from the offering, net of commission and expenses, was approximately $276.2 million. The Company intends to use the net proceeds from the offering for general corporate purposes and to fund acquisitions of additional royalty interests, including the acquisition of the gold stream on the Mt. Milligan Project as discussed in Note 18.

Fiscal Year 2009

In April 2009, we sold 6,500,000 shares of our common stock in an underwritten public offering that closed on April 14, 2009. The offering was priced at $38.00 per share, and proceeds from the offering, net of commission and expenses, was approximately $235.0 million. The net proceeds from the offering were primarily used for general corporate purposes and to pay the cash component of the Andacollo Royalty acquisition, as discussed in Note 4.

Exchangeable Shares

In connection with the IRC Transaction discussed in Note 3, certain holders of IRC common stock received exchangeable shares of RG Exchangeco for each share of IRC common stock held. The exchangeable shares are convertible at any time, at the option of the holder, into shares of Royal Gold common stock on a one-for-one basis, and entitle holders to dividends and other rights economically equivalent to holders of Royal Gold common stock.

Treasury Stock

On January 25, 2008, the Company announced that its board of directors authorized the repurchase of up to $30.0 million of its common stock in the open market through March 31, 2008. The timing and number of shares repurchased through March 31, 2008, depended on market conditions and other corporate considerations. As of March 31, 2008, the Company repurchased 196,986 common shares, at an average price of $28.00 per common share, for a total cost of approximately $5.5 million. The common share repurchases were funded through cash and cash equivalents. The total cost to reacquire the 196,986 common shares was included in *Treasury Stock* on the Company's consolidated balance sheets as of March 31, 2008. The repurchase program, pursuant to the January 25, 2008 announcement, ended on March 31, 2008.

On April 2, 2008, the Company retired the 196,986 common shares repurchased pursuant to the January 25, 2008 repurchase announcement. The 196,986 common shares retired have been returned to the Company's authorized but unissued amount of common stock. Also, on June 20, 2008, the Company retired the remaining 229,224 common shares included in treasury stock. The 229,224 common shares retired have been returned to the Company's authorized but unissued amount of common stock. As of June 30, 2010, the Company has 96,675 common shares included in treasury stock which are carried at cost.

Stockholders' Rights Plan

On September 10, 2007, the Company amended and restated its Rights Agreement, dated September 10, 1997 (the "Existing Agreement") pursuant to the First Amended and Restated Rights Agreement, dated September 10, 2007 (the "Amended Agreement"). The Amended Agreement extends the Final Expiration Date from September 10, 2007 to September 10, 2017. The Amended Agreement was approved by the Company's board of directors (the "Board").

The Amended Agreement, like the Existing Agreement, is intended to deter coercive or abusive tender offers and market accumulations. The Amended Agreement is designed to encourage an acquirer to negotiate with the Board and to enhance the Board's ability to act in the best interests of all the Company's stockholders.

Under the Amended Agreement, each stockholder of the Company holds one preferred stock purchase right (a "Right") for each share of Company common stock held. The Rights generally become exercisable only in the event that an acquiring party accumulates 15 percent or more of the Company's outstanding shares of common stock. If this were to occur, subject to certain exceptions, each Right (except for the Rights held by the acquiring party) would allow its holders to purchase one one-thousandth of a newly issued share of Series A junior participating preferred stock of Royal Gold or the Company's common stock with a value equal to twice the exercise price of the Right, initially set at $175 under the terms and conditions set forth in the Amended Agreement.

10. EARNINGS PER SHARE ("EPS")

Basic earnings per common share were computed using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share include the additional dilutive effect of our potentially dilutive securities, which include stock options, SARs, restricted stock and performance stock. The dilutive effects of our potentially dilutive securities are calculated using the treasury stock method.

	Fiscal Years Ended June 30,		
	2010	2009	2008
	(in thousands, except share data)		
Net income available to Royal Gold common stockholders	$ 21,492	$ 38,348	$ 19,255
Weighted-average shares for basic EPS	43,640,414	35,337,133	31,054,725
Effect of other dilutive securities	340,403	451,943	335,568
Weighted-average shares for diluted EPS	43,980,817	35,789,076	31,390,293
Basic earnings per share	$ 0.49	$ 1.09	$ 0.62
Diluted earnings per share	$ 0.49	$ 1.07	$ 0.61

For the fiscal years ended June 30, 2010, 2009 and 2008, 72,700, nil and 1,600 stock-based compensation awards were excluded from the computation of diluted EPS as the result would be anti-dilutive.

Our calculation of weighted average shares includes all of our outstanding stock: common stock and exchangeable shares. Exchangeable shares are the equivalent of common shares in that they have the same dividend rights, share equitably in undistributed earnings and are exchangeable at anytime on a one-for-one basis for shares of our common stock at the holder's option. See Note 9 for a further discussion of the exchangeable shares.

11. INCOME TAXES

For financial reporting purposes, income before income taxes includes the following components:

	Fiscal Years Ended June 30,		
	2010	2009	2008
	(Amounts in thousands)		
United States	$ 55,623	$65,848	$38,284
Foreign	(12,037)	(2,634)	(289)
	$ 43,586	$63,214	$37,995

The Company's *Income tax expense* consisted of:

	Fiscal Years Ended June 30,		
	2010	2009	2008
	(Amounts in thousands)		
Current:			
Federal	$20,299	$23,625	$11,726
State	219	402	210
Foreign	1,182	—	—
	$21,700	$24,027	$11,936
Deferred and others:			
Federal	$(1,304)	$(2,396)	$ 25
State	(114)	27	—
Foreign	(6,118)	199	89
	$(7,536)	$(2,170)	$ 114
Total income tax expense	$14,164	$21,857	$12,050

The provision for income taxes for the fiscal years ended June 30, 2010, 2009 and 2008, differs from the amount of income tax determined by applying the applicable United States statutory federal income tax rate to pre-tax income (net of minority interest in income of consolidated subsidiary and loss from equity investment) from operations as a result of the following differences:

	Fiscal Years Ended June 30,		
	2010	2009	2008
	(Amounts in thousands)		
Total expense computed by applying federal rates	$15,255	$22,125	$13,298
State and Provincial income taxes, net of federal benefit	189	288	128
Adjustments of valuation allowance	(231)	783	147
Excess depletion	(1,642)	(1,074)	(1,294)
Acquisition related costs	1,364	—	—
Estimates for uncertain tax positions	2,898	—	—
Statutory tax attributable to Non-controlling interest	(2,775)	(1,053)	(665)
Other	(894)	788	436
	$14,164	$21,857	$12,050

The tax effects of temporary differences and carryforwards, which give rise to our deferred tax assets and liabilities at June 30, 2010 and 2009, are as follows:

	2010	2009
	(Amounts in thousands)	
Deferred tax assets:		
Stock-based compensation	$ 3,267	$ 2,205
Net operating losses	28,009	7,261
Other	3,828	349
Total deferred tax assets	35,104	9,815
Valuation allowance	(2,280)	(982)
Net deferred tax assets	32,824	8,833
Deferred tax liabilities:		
Mineral property basis	(180,323)	(31,690)
Unrealized Foreign Exchange Gains	(3,384)	—
Other	(1,568)	(397)
Total deferred tax liabilities	(185,275)	(32,087)
Total net deferred taxes	$(152,451)	$(23,254)

The Company reviews the measurement of its deferred tax assets at each balance sheet date. All available evidence, both positive and negative, is considered in determining whether, based upon the weight of the evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of June 30, 2010 and 2009, the Company had $2.3 million and $1.0 million of valuation allowances recorded, respectively. The valuation allowance increased $1.5 million during the year as a result of the acquisition of IRC tax attributes, which did not have an effect on the overall tax rate. The increase was offset by the reversal of $0.2 million of the valuation allowance previously recorded that did have an effect on the tax rate. The valuation allowance remaining at June 30, 2010 primarily is attributable to non-U.S. subsidiaries tax loss carry forwards.

At June 30, 2010 and 2009, the Company had $110 million and $27 million of net operating loss carry forwards, respectively. The increase in the net operating loss carry forwards is attributable to (i) non-U.S. subsidiaries accounting losses of $23 million incurred during the year, (ii) non-U.S. subsidiaries accelerated tax deductions of $30 million for the year which have an offsetting deferred tax liability recorded, and (iii) an increase of $30 million for losses of IRC entities acquired that did not have an effect on the overall tax rate. The majority of the tax loss carry forwards are in jurisdictions that allow a twenty year carry forward period. As a result, these losses do not begin to expire until the 2025 tax year.

The Company adopted the provisions of ASC 740 for accounting for uncertain income tax positions on July 1, 2007, with no impact on its financial statements. As of June 30, 2010 and 2009, the Company had $11.9 million and $0.6 million of total gross unrecognized tax benefits, respectively. The increase in gross unrecognized tax benefits was primarily related to tax positions of IRC entities taken prior to or upon the acquisition by the Company. If recognized, these unrecognized tax benefits would impact the Company's effective income tax rate. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2010	2009	2008
	(Amounts in thousands)		
Total gross unrecognized tax benefits at beginning of year	$ 614	$410	$ —
Additions / Reductions for tax positions of prior years	144	28	
Additions / Reductions for tax positions of current year	11,116	176	410
Reductions due to settlements with taxing authorities	—	—	—
Reductions due to lapse of statute of limitations	—	—	—
Total amount of gross unrecognized tax benefits at end of year	$11,874	$614	$410

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. Federal, state and local, and non-U.S. income tax examinations by tax authorities for fiscal years before 2007. As a result of (i) statute of limitations that will begin to expire within the next 12 months in various jurisdictions, and (ii) possible settlements of audit-related issues with taxing authorities in various jurisdictions with respect to which none of the issues are individually significant, the Company believes that it is reasonably possible that the total amount of its net unrecognized income tax benefits will decrease between $0 and $0.5 million in the next 12 months.

The Company's continuing practice is to recognize interest and/or penalties related to unrecognized tax benefits as part of its income tax expense. At June 30, 2010 and 2009, the amount of accrued income-tax-related interest and penalties was $0.6 million and $0.1 million, respectively. This amount is included in the liability for unrecognized tax benefits and is reflected in *Other long-term liabilities* on the Company's consolidated balance sheets.

12. SUPPLEMENTAL CASH FLOW INFORMATION

The Company's supplemental cash flow information for the fiscal years ending June 30, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	(Amounts in thousands)		
Cash paid during the period for:			
Interest	$ 1,815	$ 391	$ 720
Income taxes, net of refunds	$ 16,630	$23,303	$ 13,292
Non-cash investing and financing activities:			
Dividends declared	$ 16,339	$11,117	$ 11,571
Acquisition of IRC (with common stock and exchangeable shares)	$308,882	$ —	$ —
Acquisition of royalty interests in mineral properties (with common stock)	$ 53,428	$ —	$ 35,832
In-kind distribution to CVP partners	$ 6,125	$ —	$ —
Treasury stock	$ (3,557)	$ —	$ —
Conversion of preferred stock to common stock	$ —	$ —	$116,946

13. FAIR VALUE MEASUREMENTS

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Quoted prices for identical instruments in active markets;

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets measured at fair value on a recurring basis (at least annually) by level within the fair value hierarchy.

	Fair Value at June 30, 2010			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Assets:				
Money market investments[1]	$284	$284	$—	$—
Marketable equity securities[2]	185	185	—	—
	$469	$469	$—	$—

(1) Included in *Cash and equivalents* in the Company's consolidated balance sheets.

(2) Included in *Other assets* in the Company's consolidated balance sheets.

The carrying amount of our long-term debt (including the current portion) approximates fair value as of June 30, 2010.

The Company invests in money market funds, which are traded by dealers or brokers in active over-the-counter markets. The Company's money market funds, which are invested in United States treasury bills or United States treasury backed securities, are classified within Level 1 of the fair value hierarchy.

As of June 30, 2010, the Company also had assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis like those associated with royalty interests in mineral properties, intangible assets and other long-lived assets. For these assets, measurement at fair value in periods subsequent to their initial recognition are applicable if any of these assets are determined to be impaired; however, no triggering events have occurred relative to any of these assets during the twelve months ended June 30, 2010. If recognition of these assets at their fair value becomes necessary, such measurements will be determined utilizing Level 3 inputs.

14. MAJOR SOURCES OF REVENUE

In each of fiscal years 2010, 2009 and 2008, we recognized approximately $30.6 million, $22.2 million and $27.7 million, respectively, of our total royalty revenue from the same operator, Barrick, but not from the same mine.

15. COMMITMENTS AND CONTINGENCIES

Voisey's Bay

On February 22, 2010, as part of the IRC Transaction discussed in Note 3, we acquired a royalty on the Voisey's Bay Mine in Newfoundland and Labrador owned by Vale Newfoundland & Labrador Limited ("VNL"). The royalty is owned by the LNRLP, in which the Company's wholly-owned indirect subsidiary, Canadian Minerals Partnership, is the general partner and 89.99% owner. The remaining interests in LNRLP are owned by Altius (10%), a company unrelated to Royal Gold and IRC, and the Company's wholly-owned indirect subsidiary, Voisey's Bay Holding Corporation (0.01%).

On October 16, 2009, LNRLP filed a claim in the Supreme Court of Newfoundland and Labrador Trial Division against Vale Inco Limited ("Vale Inco") and its wholly owned subsidiaries, Vale Inco Atlantic Sales Limited ("VIASL") and VNL, related to calculation of the NSR on the sale of concentrates, including nickel concentrates, from the Voisey's Bay Mine to Vale Inco. The claim asserts that Vale Inco is incorrectly calculating the NSR. The claim asserts that Vale Inco is incorrectly calculating the NSR and requests an order in respect of the correct calculation of future payments. The claim also requests specific damages for underpayment of past royalties to the date of the claim in an amount not less than $29 million, together with additional damages until the date of trial, interest, costs and other damages. The litigation is in the discovery phase and was not valued as part of the purchase price allocation discussed in Note 3 as the outcome cannot be reasonably estimated.

Holt

On October 1, 2008, as part of the Company's acquisition of a portfolio of royalties from Barrick, we acquired a royalty on the Holt portion of the development stage Holloway-Holt mining project in Ontario, Canada, owned by St Andrew Goldfields Ltd. ("St Andrew"). St Andrew succeeded Newmont Canada Corporation ("Newmont Canada") as owner of the Holloway-Holt mining project in November 2006. By virtue of the Company's acquisition of Barrick's royalty portfolio, RGLD Gold Canada, Inc. ("RGLD Gold") succeeded Barrick as the royalty payee under the royalty agreement.

On or about November 3, 2008, St Andrew filed an action in the Ontario Superior Court of Justice (the "Court") seeking, among other things, declarations by the Court that St Andrew's obligation in respect of the royalty is limited to only a portion of the total royalty payable, and that any additional royalty obligations under the royalty agreement remain the responsibility of Newmont Canada. Newmont Canada responded that St Andrew is responsible for all royalty obligations under the royalty agreement.

Royal Gold and RGLD Gold (collectively "Royal Gold") and Barrick were joined as necessary parties to the litigation in January 2009. On July 23, 2009, the Court held that Royal Gold is entitled to payment from Newmont Canada of the full amount of the sliding-scale NSR royalty on gold produced from the Holt mine. The Court also held that St Andrew's sole obligation is to reimburse Newmont Canada for payment of the royalty up to a flat rate of 0.013% of the net smelter returns for gold, silver and other metals. On August 21, 2009, Newmont Canada appealed the Court's decision to the Court of Appeal of Ontario and on December 9, 2009, made Royal Gold a party to the appeal.

The Holt royalty is currently classified as a development stage royalty interest and the Company does not currently receive revenue from the royalty.

16. RELATED PARTY

CVP was formed as a limited partnership in April 1992. It owns a 1.25% net value royalty ("NVR1") on production of minerals from a portion of Cortez. Denver Mining Finance Company ("DMFC"), our wholly-owned subsidiary, is the general partner and holds a 2.0% interest in CVP. In addition, Royal Gold holds a 29.6% limited partner interest in the partnership, while our Chairman of the Board of Directors, the Chairman of our Audit Committee and one other member of our board of directors hold an aggregate 35.56% limited partner interest. The general partner performs administrative services for CVP in receiving and processing the royalty payments from the operator, including the disbursement of royalty payments and record keeping for in-kind distributions to the limited partners, which includes certain directors and our Chairman.

CVP receives its royalty from the Cortez Joint Venture in-kind. The Company, as well as certain other limited partners, sell their pro-rata shares of such gold immediately and receive distributions in cash, while CVP holds gold for certain other limited partners. Such gold inventories, which totaled 18,067 and 24,977 ounces of gold as of June 30, 2010 and 2009, respectively, are held by a third party refinery in Utah for the account of the limited partners of CVP. The inventories are carried at historical cost and are classified within *Other assets* on the Company's consolidated balance sheets. The carrying value of the gold in inventory was approximately $8.7 million and $10.6 million as of June 30, 2010 and 2009, respectively, while the fair value of such ounces was approximately $22.5 million and $23.3 million as of June 30, 2010 and 2009, respectively. None of the gold currently held in inventory as of June 30, 2010 and 2009, is attributed to Royal Gold, as the gold allocated to Royal Gold's CVP partnership interest is typically sold within five days of receipt.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of selected quarterly financial information (unaudited):

	Royalty revenues	Operating income (loss)	Net income (loss) available to Royal Gold Common Stockholders	Basic earnings per share	Diluted earnings per share
	(Amounts in thousands except per share data)				
Fiscal year 2010 quarter-ended:					
September 30	$ 26,113	$10,754	$ 7,126	$ 0.18	$ 0.17
December 31	34,740	15,201	9,615	0.24	0.23
March 31	35,043	(1,231)	(5,754)	(0.13)	(0.13)
June 30	40,669	16,311	10,505	0.21	0.21
	$136,565	$41,035	$21,492	$ 0.49	$ 0.49
Fiscal year 2009 quarter-ended:					
September 30	$ 16,079	$ 8,464	$ 5,749	$ 0.17	$ 0.17
December 31	14,622	2,387	21,397	0.63	0.62
March 31	20,797	7,139	4,142	0.12	0.12
June 30	22,273	9,302	7,060	0.18	0.16
	$ 73,771	$27,292	$38,348	$ 1.09	$ 1.07

18. SUBSEQUENT EVENTS

Proposed Acquisition of Gold Stream on the Mt. Milligan Project

On July 15, 2010, Royal Gold entered into a letter agreement (the "Letter Agreement") pursuant to which it agreed to acquire 25% of the payable gold produced from the Mt. Milligan copper-gold project in British Columbia from Thompson Creek Metals Company Inc. or its affiliate ("Thompson Creek") concurrent with the closing of Thompson Creek's proposed acquisition (the "Acquisition") of Terrane Metals Corp. ("Terrane"). The terms and conditions under which Royal Gold will acquire the payable gold are contained in a Purchase and Sale Agreement (the "Purchase and Sale Agreement") among Royal Gold, Thompson Creek and a subsidiary of each entity to be identified prior to the closing of the Acquisition. The obligation of Royal Gold and Thompson Creek to enter into the Purchase and Sale Agreement is subject to certain customary conditions set forth in the Letter Agreement. Under the Letter Agreement, Thompson Creek and Royal Gold have each agreed to an exclusivity arrangement with the other party in respect to certain alternative gold-related financing transactions in connection with the Mt. Milligan project until the closing of the Acquisition or earlier termination of the Letter Agreement in accordance with its terms. The Letter Agreement also contains representations and warranties and covenants in respect of Royal Gold and Thompson Creek.

The Acquisition has been unanimously approved by the boards of directors of both Thompson Creek and Terrane. Goldcorp, which owns 52% of Terrane's fully diluted shares (including preference shares), has agreed to convert its preference shares into common shares and vote in favor of the Acquisition. Completion of the Acquisition is subject to, among other things, the favorable vote of 66⅔ of the Terrane equity shareholders at a special meeting called to approve the Acquisition, which is expected to occur in September 2010.

Acquisition of Additional Royalty Interests at Pascua-Lama

On July 1, 2010, the Company entered into two separate assignment of rights agreements with two private Chilean citizens whereby Royal Gold acquired the right to acquire an additional 0.75% NSR sliding-scale royalty on the Pascua-Lama project, which is owned and operated by Barrick and located on the border between Argentina and Chile, for a purchase price of $53 million. Of this amount, $25 million has been paid to immediately acquire an additional 0.35% royalty interest. A deferred payment of $28 million is expected to be made on or before October 29, 2010, to acquire the remaining 0.40% royalty interest. In addition, on April 23, 2010, Royal Gold entered into an immaterial assignment of rights agreement with another private Chilean citizen whereby Royal Gold acquired an additional 0.25% NSR on the project for a purchase price of $15 million. Once the deferred closings occur, Royal Gold's total gold royalty interest in the Pascua-Lama project will increase to 5.23% NSR, at gold prices above $800 per ounce. Pursuant to the assignment of rights agreements, Royal Gold also acquired a 0.20% fixed-rate copper royalty that takes effect after January 1, 2017, increasing Royal Gold's copper royalty interest in the Pascua-Lama project to 1.05%.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of June 30, 2010, the Company's management, with the participation of the President and Chief Executive Officer and Chief Financial Officer and Treasurer of the Company, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on such evaluation, the Company's President and Chief Executive Officer and its Chief Financial Officer and Treasurer have concluded that, as of June 30, 2010, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods and that such information is accumulated and communicated to the Company's management, including the President and Chief Executive Officer and its Chief Financial Officer and Treasurer, as appropriate to allow timely decisions regarding required disclosure.

Disclosure controls and procedures involve human diligence and compliance and are subject to lapses in judgment and breakdowns resulting from human failures. As a result, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on management's assessment and those criteria, management concluded that, as of June 30, 2010, our internal control over financial reporting is effective.

Our management, including our President and Chief Executive Officer and Chief Financial Officer and Treasurer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, audited the financial statements included in this Annual Report on Form 10-K, and the effectiveness of the Company's internal control over financial reporting as of June 30, 2010, as stated in their report, which is included herein.

Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during our fourth fiscal quarter ended June 30, 2010, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is included in the Company's Proxy Statement for its 2010 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2010, and is incorporated by reference in this Annual Report on Form 10-K.

The Company's Code of Business Conduct and Ethics within the meaning of Item 406 of Regulation S-K adopted by the SEC under the Exchange Act that applies to our principal executive officer and principal financial officer is available on the Company's website at www.royalgold.com and in print without charge to any stockholder who requests a copy. Requests for copies should be directed to Royal Gold, Inc., Attention Karen Gross, 1660 Wynkoop Street, Suite 1000, Denver, Colorado, 80202. The Company intends to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding any amendment to, or a waiver from, a provision of the Company's Code of Business Conduct and Ethics by posting such information on the Company's website.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is included in the Company's Proxy Statement for its 2010 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2010, and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is included in the Company's Proxy Statement for its 2010 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2010, and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is included in the Company's Proxy Statement for its 2010 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2010, and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is included in the Company's Proxy Statement for its 2010 Annual Stockholders Meeting to be filed with the SEC within 120 days after June 30, 2010, and is incorporated by reference in this Annual Report on Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) ***Financial Statements***

The Consolidated Financial Statements, together with the report thereon of PricewaterhouseCoopers LLP dated August 26, 2010, are included as part of Item 8, Financial Statements and Supplementary Data, commencing on page 63 above.

Index to Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	64
Consolidated Balance Sheets	65
Consolidated Statements of Operations and Comprehensive Income	66
Consolidated Statements of Changes in Equity	67
Consolidated Statements of Cash Flows	68
Notes to Consolidated Financial Statements	69

(b) Exhibits

Reference is made to the Exhibit Index beginning on page 100 hereof.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL GOLD, INC.

Date: August 26, 2010

By: /s/ TONY JENSEN
Tony Jensen
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: August 26, 2010	By: /s/ TONY JENSEN Tony Jensen *President, Chief Executive Officer and Director*
Date: August 26, 2010	By: /s/ STEFAN L. WENGER Stefan Wenger *Chief Financial Officer and Treasurer*
Date: August 26, 2010	By: /s/ STANLEY DEMPSEY Stanley Dempsey *Chairman*
Date: August 26, 2010	By: /s/ M. CRAIG HAASE M. Craig Haase *Director*
Date: August 26, 2010	By: /s/ WILLIAM M. HAYES William M. Hayes *Director*
Date: August 26, 2010	By: /s/ S. ODEN HOWELL, JR. S. Oden Howell, Jr. *Director*
Date: August 26, 2010	By: /s/ JAMES W. STUCKERT James W. Stuckert *Director*
Date: August 26, 2010	By: /s/ DONALD J. WORTH Donald J. Worth *Director*

Exhibit Index

Exhibit Number	Description
2.1	Amended and Restated Agreement and Plan of Merger, dated July 30, 2007, among Battle Mountain Gold Exploration Corp., Royal Gold, Inc. and Royal Battle Mountain, Inc. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K on August 2, 2007 and incorporated herein by reference)
2.2	Amended and Restated Arrangement Agreement, dated January 15, 2010, among Royal Gold, Inc., RG Exchangeco Inc. (formerly, 7296355 Canada Ltd.) and International Royalty Corporation (filed as Exhibit 2.1 to the Company's Current Report of Form 8-K on January 22, 2010 and incorporated herein by reference)
3.1	Restated Certificate of Incorporation, as amended (filed as Exhibit 3.1 to the Company's Quarterly Report on February 8, 2008 and incorporated herein by reference)
3.2	Amended and Restated Bylaws, as amended (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q on May 1, 2008 and incorporated herein by reference)
3.3	Amended and Restated Certificate of Designations of Series A Junior Participating Preferred Stock of Royal Gold, Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K on September 10, 2007 and incorporated herein by reference)
3.4	Certificate of Designations, Preferences and Rights of the Special Voting Preferred Stock of Royal Gold, Inc. (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K on February 23, 2010 and incorporated herein by reference)
4.1	First Amended and Restated Rights Agreement dated September 10, 2007 between Royal Gold, Inc. and Computershare Trust Company, N.A. (filed as Exhibit 4.1 to the Company's Registration Statement on Form 8-A on September 10, 2007 and incorporated herein by reference)
4.2	Stockholder Agreement dated April 3, 2009 by and among Royal Gold, Inc., Compañía Minera Carmen de Andacollo and Teck Cominco Limited (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 6, 2009 and incorporated herein by reference)
4.3	Amendment No. 1 to the Stockholder Agreement, dated January 12, 2010 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K on January 15, 2010 and incorporated herein by reference)
4.4	Appendix I to Schedule B of the Amended and Restated Arrangement Agreement, dated January 15, 2010, among Royal Gold, Inc., RG Exchangeco Inc. (formerly, 7296355 Canada Ltd.) and International Royalty Corporation (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K on January 22, 2010 and incorporated herein by reference)
10.1**	Equity Incentive Plan (filed as part of the Company's proxy statement for its 1996 Annual Meeting of Stockholders on November 25, 1996 and incorporated herein by reference)
10.2	Exploration and Development Option Agreement between Placer Dome United States, Inc. and Royal Gold, Inc. dated effective July 1, 1998 (filed as Exhibit 10(v) to the Company's Annual Report on Form 10-K on September 28, 1998 and incorporated herein by reference)
10.3	Royalty Agreement between Royal Gold, Inc. and the Cortez Joint Venture dated April 1, 1999 (filed as part of Item 5 of the Company's Current Report on Form 8-K on April 12, 1999 and incorporated herein by reference)

Exhibit Number	Description
10.4	Firm offer to purchase royalty interest of "Idaho Group" between Royal Gold, Inc. and Idaho Group dated July 22, 1999 (filed as Attachment A to the Company's Current Report on Form 8-K on September 2, 1999 and incorporated herein by reference)
10.5**	Amendment to Equity Incentive Plan (filed as Appendix A to the Company's proxy statement on October 15, 1999 and incorporated herein by reference)
10.6	Assignment and Assumption Agreement, dated December 6, 2002 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on December 23, 2002 and incorporated herein by reference)
10.7	Production Payment Agreement between Genesis Inc. and Royal Gold, Inc. dated October 13, 2004 (filed as Exhibit 10.1(a) to the Company's Current Report on Form 8-K on October 18, 2004 and incorporated herein by reference)
10.8	Royalty Deed between Genesis Inc. and Royal Gold, Inc. dated October 13, 2004 (filed as Exhibit 10.1(b) to the Company's Current Report on Form 8-K on October 18, 2004 and incorporated herein by reference)
10.9	Agreement between Genesis Inc. and Royal Gold, Inc. dated October 13, 2004 (filed as Exhibit 10.1(c) to the Company's Current Report on Form 8-K on October 18, 2004 and incorporated herein by reference)
10.10	Royalty Assignment and Agreement, effective as of December 26, 2002, between High Desert Mineral Resources, Inc. and High Desert Gold Corporation (filed as Exhibit 99.4 to the Company's Current Report on Form 8-K on September 22, 2005 and incorporated herein by reference)
10.11	Royalty Assignment, Confirmation, Amendment, and Restatement of Royalty, and Agreement, dated as of November 30, 1995, among Barrick Bullfrog Inc., Barrick Goldstrike Mines Inc. and Royal Hal Co. (filed as Exhibit 99.5 to the Company's Current Report on Form 8-K on September 22, 2005 and incorporated herein by reference)
10.12	Amendment to Royalty Assignment, Confirmation, Amendment, and Restatement of Royalty, and Agreement, effective as of October 1, 2004, among Barrick Bullfrog Inc., Barrick Goldstrike Mines Inc. and Royal Hal Co. (filed as Exhibit 99.6 to the Company's Current Report on Form 8-K on September 22, 2005 and incorporated herein by reference)
10.13	Proceeds Agreement with HSBC Bank USA (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K on December 20, 2005 and incorporated herein by reference)
10.14	Purchase Agreement, between Kennecott Minerals Company and Royal Gold, Inc., dated December 22, 2005 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on December 29, 2005 and incorporated herein by reference)
10.15	Amended and Restated Funding Agreement dated as of February 22, 2006, between Société des Mines de Taparko, also known as Somita, SA, and Royal Gold, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on March 7, 2006 and incorporated herein by reference)
10.16	Conveyance of Tail Royalty and Grant of Milling Fee dated as of February 22, 2006, between Société des Mines de Taparko, also known as Somita, SA, and Royal Gold, Inc. (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on March 7, 2006 and incorporated herein by reference)

Exhibit Number	Description
10.17	Conveyance of Production Payment dated as of February 22, 2006, between Société des Mines de Taparko, also known as Somita, SA, and Royal Gold, Inc. (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K on March 7, 2006 and incorporated herein by reference)
10.18	Guaranty and Agreement in Support of Somita Funding Agreement dated as of February 22, 2006, from High River Gold Mine Ltd. to and for the benefit of Royal Gold Inc. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q on May 9, 2006 and incorporated herein by reference)
10.19	Pledge Agreement dated as of February 22, 2006, between High River Gold Mines (International) Ltd., High River Gold Mines (West Africa) Ltd. and Royal Gold, Inc. (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q on May 9, 2006 and incorporated herein by reference)
10.20	Guarantee Agreement dated as of February 22, 2006, by High River Gold Mines Ltd. in favor of Royal Gold, Inc. (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q on May 9, 2006 and incorporated herein by reference)
10.21	Pledge of Securities dated as of February 22, 2006, by High River Gold Mines Ltd. in favor of Royal Gold, Inc. (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q on May 9, 2006 and incorporated herein by reference)
10.22	Contribution Agreement in Support of Somita Funding Agreement dated as of February 22, 2006, from High River Gold Mine Ltd. to and for the benefit of Royal Gold Inc. (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q on May 9, 2006 and incorporated herein by reference)
10.23**	Form of Amended and Restated Indemnification Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on February 22, 2010 and incorporated herein by reference)
10.24	Purchase and Sale Agreement for Peñasquito and Other Royalties among Minera Kennecott S.A. DE C.V., Kennecott Exploration Company and Royal Gold, Inc., dated December 28, 2006 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q on February 9, 2007 and incorporated herein by reference)
10.25	Shares for Debt Agreement between Kennecott Exploration Company and Royal Gold, Inc., dated December 28, 2006 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q on February 9, 2007 and incorporated herein by reference)
10.26	Contract for Assignment of Rights Granted, by Minera Kennecott, S.A. de C.V. Represented in this Agreement by Mr. Dave F. Simpson, and Minera Peñasquito, S.A. de C.V., Represented in this Agreement by Attorney, Jose Maria Gallardo Tamayo (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q on February 9, 2007 and incorporated herein by reference)
10.27	Supplemental Mortgage, Deed of Trust, Security Agreement, Pledge and Financing Statement between High Desert Mineral Resources, Inc. and HSBC USA Bank, National Association, dated January 5, 2007 (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q on February 9, 2007 and incorporated herein by reference)

Exhibit Number	Description
10.28	Amended and Restated Mortgage, Deed of Trust, Security Agreement, Pledge and Financing Statement between Royal Gold and HSBC USA Bank, National Association, dated January 5, 2007 (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q on February 9, 2007 and incorporated herein by reference)
10.29	Second Amended and Restated Promissory Note between Royal Gold, High Desert Mineral Resources, Inc. and HSBC USA Bank, National Association, dated January 5, 2007 (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q on February 9, 2007 and incorporated herein by reference)
10.30	Assignment of Rights Agreement among Mario Ivan Hernández Alvarez, Royal Gold Chile Limitada and Royal Gold Inc., dated January 16, 2007 (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q on February 9, 2007 and incorporated herein by reference)
10.31	Royalty Purchase and Sale Agreement dated July 30, 2008 by and between Royal Gold, Inc. and Barrick Gold Corporation (filed as Exhibit 10.44 to Royal Gold's Annual Report on Form 10-K/A filed on November 6, 2008 and incorporated herein by reference)
10.32**	Employment Agreement by and between Royal Gold, Inc. and Tony Jensen dated September 15, 2008 (filed as Exhibit 10.1 to Royal Gold's Current Report on Form 8-K filed on September 19, 2008 and incorporated herein by reference)
10.33**	Form of Employment Agreement by and between Royal Gold, Inc. and each of the following: Stanley Dempsey, Karen Gross, Stefan Wenger and Bruce Kirchhoff (filed as Exhibit 10.2 to Royal Gold's Current Report on Form 8-K filed on September 19, 2008 and incorporated herein by reference)
10.34**	Form of Award Modification Agreement by and between Royal Gold, Inc. and each of the following: Stanley Dempsey, Tony Jensen, Karen Gross and Bruce Kirchhoff (filed as Exhibit 10.3 to Royal Gold's Current Report on Form 8-K filed on September 19, 2008 and incorporated herein by reference)
10.35	Third Amended and Restated Credit Agreement dated as of October 31, 2008 by and among Royal Gold, Inc., High Desert Mineral Resources, Inc., RG Mexico, Inc., HSBC Bank USA, National Association, HSBC Securities (USA) Inc. and Bank of Nova Scotia (filed as Exhibit 10.1 to Royal Gold's Quarterly Report on Form 10-Q filed on February 6, 2009 and incorporated herein by reference)
10.36**	2004 Omnibus Long-Term Incentive Plan, as amended (filed as Exhibit 10.2 to Royal Gold's Quarterly Report on Form 10-Q filed on February 6, 2009 and incorporated herein by reference)
10.37**	Form of Incentive Stock Option Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.2 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)
10.38**	Form of Non-qualified Stock Option Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.3 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)
10.39**	Form of Restricted Stock Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.4 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)

Exhibit Number	Description
10.40**	Form of Performance Share Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.5 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)
10.41**	Form of Stock Appreciation Rights Agreement under Royal Gold's 2004 Omnibus Long-Term Incentive Plan (filed as Exhibit 10.6 to Royal Gold's Current Report on Form 8-K filed on November 7, 2008 and incorporated herein by reference)
10.42	Amended and Restated Master Agreement by and between Royal Gold, Inc. and Compañía Minera Teck Carmen de Andacollo, dated as of January 12, 2010, along with the related Form of Royalty Agreement attached thereto as Exhibit C (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on January 15, 2010 and incorporated herein by reference)
10.43	Amended and Restated Term Loan Facility Agreement, dated as of March 26, 2010, among Royal Gold, Inc., as a Borrower, Royal Gold Chile Limitada, as a Guarantor, RGLD Gold Canada, Inc., as a Guarantor, High Desert Mineral Resources, Inc., as a Guarantor, the other Guarantors from time to time party thereto, HSBC Bank USA, National Association, as Administrative Agent and a Lender, Bank of Nova Scotia, as Sole Syndication Agent and a Lender and HSBC Securities (USA) Inc., as Sole Lead Arranger (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on April 1, 2010 and incorporated herein by reference)
10.44	Amended and Restated Promissory Note, dated March 26, 2010, by Royal Gold, Inc. to HSBC Bank USA, National Association (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on April 1, 2010 and incorporated herein by reference)
10.45	Amended and Restated Promissory Note, dated March 26, 2010, by Royal Gold, Inc. to The Bank of Nova Scotia (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K on April 1, 2010 and incorporated herein by reference)
10.46*	Release Agreement among Royal Gold, Inc., RGLD Gold Canada, Inc. and HSBC Bank USA, National Association dated July 19, 2010
10.47*	Commercial Pledge on Equity Interests in Royal Gold Chile Limitada by Royal Gold, Inc. et al. to HSBC Bank USA, National Association dated May 7, 2010 (English Translation)
10.48*	Irrevocable Commercial Commission among Royal Gold, Inc. et al. and HSBC Bank USA, National Association dated May 7, 2010 (English Translation)
10.49*	Agreement on Surety and Joint and Several Co-Debt established by Royal Gold Chile Limitada in favor of HSBC Bank USA, National Association dated May 7, 2010 (English Translation)
10.50*	Commercial Pledge on Rights by Royal Gold Chile Limitada to HSBC Bank USA, National Association dated May 7, 2010 (relating to Andacollo royalty) (English Translation)
10.51*	Commercial Pledge on Rights by Royal Gold Chile Limitada to HSBC Bank USA, National Association dated May 28, 2010 (relating to Pascua Lama royalty) (English Translation)
10.52*	Commercial Pledge on Rights by Royal Gold Chile Limitada to HSBC Bank USA, National Association dated May 28, 2010 (relating to El Toqui royalty) (English Translation)

Exhibit Number	Description
10.53	Consent and First Amendment to Third Amended and Restated Credit Agreement, dated March 26, 2010, among Royal Gold, Inc., as a Borrower, High Desert Mineral Resources, Inc., as a Borrower, RG Mexico, Inc., as a Guarantor, HSBC Bank USA, National Association, as Administrative Agent and a Lender, Scotiabanc Inc., as a Lender, Bank of Nova Scotia, as Sole Syndication Agent and HSBC Securities (USA) Inc., as Sole Lead Arranger (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K on April 1, 2010 and incorporated herein by reference)
10.54	Support Agreement, dated as of February 22, 2010, among Royal Gold, Inc., RG Callco Inc., and RG Exchangeco Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on February 23, 2010 and incorporated herein by reference)
10.55	Voting and Exchange Trust Agreement, dated as of February 22, 2010, among Royal Gold, Inc., RG Exchangeco Inc. and Computershare Trust Company of Canada (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on February 23, 2010 and incorporated herein by reference)
10.56	Labrador Option Agreement, dated May 18, 1993, between Diamond Fields Resources Inc. and Archean Resources Ltd., as amended (filed as Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q on May 7, 2010 and incorporated herein by reference)
10.57	Form of Assignment of Rights Agreement between Royal Gold, Inc. and certain individuals dated July 1, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on July 8, 2010 and incorporated herein by reference)
10.58	Letter Agreement between Royal Gold, Inc. and Thompson Creek Metals Company Inc. dated July 15, 2010, (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on July 21, 2010 and incorporated herein by reference). (Certain portions of this exhibit have been omitted by redacting a portion of the text (indicated by asterisks in the text) in reliance on Rule 24b-2 of the Securities Exchange Act of 1934. The omitted confidential portions have been submitted separately to the U.S. Securities and Exchange Commission). The form of Purchase and Sale Agreement attached thereto has been superseded by the form of Purchase and Sale Agreement included in Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 20, 2010.
10.59	Letter Agreement between Royal Gold, Inc. and Thompson Creek Metals Company Inc. dated August 16, 2010, which includes the form of Purchase and Sale Agreement by and among Royal Gold, Inc., Thompson Creek Metals Company Inc. and a subsidiary of each entity to be identified prior to the closing of the Acquisition (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on August 20, 2010 and incorporated herein by reference) (Certain portions of this exhibit have been omitted by redacting a portion of the text (indicated by asterisks in the text) in reliance on Rule 24b-2 of the Securities Exchange Act of 1934. The omitted confidential portions have been submitted separately to the U.S. Securities and Exchange Commission).
10.60*	Robinson Property Trust Ancillary Agreement by and between Kennecott Holdings Corporation, Kennecott Rawhide Mining Company and Kennecott Nevada Copper Company and BHP Nevada Mining Company, dated September 12, 2003
10.61*	Shares Purchase and Sale Agreement by Jaime Ugarte Lee and others to Compañia Minera Barrick Chile Limitada, dated as of March 23, 2001 (English Translation)
10.62*	Letter Agreement between Minefinders Corporation Ltd., Francis J.L. Guardia and John W. Perston, dated January 27, 1993

Exhibit Number	Description
10.63*	Mining Rights Purchase Agreement by and between Mr. Liébano Sáenz Ortiz and Compañía Minera Dolores, S.A. de C.V. dated October 13, 2006 (English Translation)
10.64*	Royalty Deed between St Barbara Mines Limited and Resource Capital Funds III L.P., dated March 29, 2005, as supplemented and amended by the Supplemental Deed between St Barbara Mines Limited and Resource Capital Funds III L.P., dated May 20, 2005
10.65*	Net Smelter Return Royalty Agreement by and between Newmont Canada Limited and Barrick Gold Corporation, dated October 8, 2004
10.66	Royalty for Technical Expertise Agreement by and between Tenedoramex S. A. de C. V. and Kennecott Minerals Company, dated as of March 23, 2001 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on January 6, 2006 and incorporated herein by reference)
10.67	Siguiri Gold Project, Guinea, WestAfrica, Option Agreement by and between N.V. Union Miniere S.A. and Golden Shamrock Mines Limited, dated December 23, 1992 (filed as Exhibit 99.6 to the Company's Current Report on Form 8-K on April 6, 2009 and incorporated herein by reference)
21.1*	Royal Gold and Its Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of President and Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Written Statement of the President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Written Statement of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

** Identifies each management contract or compensation plan or arrangement.

EXHIBIT 21.1

Royal Gold, Inc. and its Subsidiaries
As of June 30, 2010

Name	State/Country of Incorporation	Ownership Percentage
Royal Gold, Inc.	Delaware, USA	
Battle Mountain Gold Exploration Corp.	Nevada, USA	100%
Battle Mountain Gold (Canada) Inc.	Alberta, Canada	100%
Denver Mining Finance Co.	Colorado, USA	100%
Crescent Valley Partners LP	Colorado, USA	Limited Partner
Greek American Exploration Ltd.	Bulgaria	50%
High Desert Mineral Resources, Inc.	Delaware, USA	100%
DFH Co. of Nevada	Nevada, USA	100%
Gold Ventures, Inc.	Nevada, USA	100%
RG Finance (Barbados) Limited	Barbados	100%
RG Mexico, Inc.	Delaware, USA	100%
RG Russia, Inc.	Delaware, USA	100%
RGLD Gold, Canada, Inc.	British Columbia, Canada	100%
RGLD Holdings, LLC	Delaware, USA	100%
RG Callco Inc.	Ontario, Canada	100%
RG Exchangeco Inc.	Ontario, Canada	100%
International Royalty Corporation	Canada	100%
Archean Resources Ltd.	Newfoundland, Canada	100%
Voisey's Bay Holding Corporation	Newfoundland, Canada	100%
Canadian Minerals Partnership	Ontario, Canada	99.99%
Labrador Nickel Royalty Limited Partnership	Ontario, Canada	89.90%
McWatters Mining Inc.	Quebec, Canada	100% common shares
IRC (U.S.) Management Inc.	Colorado, USA	100%
IRC Nevada Inc.	Nevada, USA	100%
4324421 Canada Inc.	Canada	100%
4495152 Canada Inc.	Canada	100%
Royal Camp Bird, Inc.	Colorado, USA	100%
Royal Crescent Valley, Inc.	Nevada, USA	100%
Royal Gold Chile Limitada	Chile	100%
Sofia Minerals Ltd.	Bulgaria	25%

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-156376, No. 333-147137 and No. 333-164975), Form S-4 (No. 333-111590) and on Form S-8 (No. 333-122877 and No. 333-155384) of Royal Gold, Inc. of our report dated August 26, 2010, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Denver, Colorado
August 26, 2010

EXHIBIT 31.1

I, Tony Jensen, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Royal Gold, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the registrant and have:

(a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I, have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

August 26, 2010

/s/Tony Jensen

Tony Jensen
President and Chief Executive Officer

EXHIBIT 31.2

I, Stefan Wenger, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Royal Gold, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the registrant and have:

(a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I, have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

August 26, 2010

/s/Stefan Wenger

Stefan Wenger
Chief Financial Officer and Treasurer

EXHIBIT 32.1

In connection with the Annual Report on Form 10-K of Royal Gold, Inc. (the "Company"), for the year ending June 30, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tony Jensen, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that, to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 26, 2010

/s/Tony Jensen

Tony Jensen
President and Chief Executive Officer

EXHIBIT 32.2

In connection with the Annual Report on Form 10-K of Royal Gold, Inc. (the "Company"), for the year ending June 30, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stefan Wenger, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that, to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 26, 2010

/s/Stefan Wenger

Stefan Wenger
Chief Financial Officer and Treasurer

CORPORATE INFORMATION



BOARD OF DIRECTORS
Seated Left to Right:
Stanley Dempsey, Chairman,
Tony A. Jensen
Standing Left to Right:
M. Craig Haase, William Hayes,
James W. Stuckert, Donald Worth,
S. Oden Howell

ANNUAL MEETING

Wednesday, November 17, 2010
9:30 a.m. MST
Oxford Hotel, Sage Room
1600 Seventeenth Street
Denver, CO 80202

BOARD OF DIRECTORS

Stanley Dempsey
Chairman
Royal Gold, Inc.

Tony A. Jensen
President and Chief Executive Officer
Royal Gold, Inc.

M. Craig Haase
Retired Mining Executive

William Hayes
Retired Mining Executive

S. Oden Howell, Jr.
President
Howell & Howell Contractors

James W. Stuckert
Senior Executive Officer
Hilliard, Lyons, Inc.

Donald Worth
Corporate Director

OFFICERS

Tony A. Jensen
President and Chief Executive Officer

Stefan Wenger
Chief Financial Officer and Treasurer

William Zisch
Vice President Operations

Karen Gross
Vice President and Corporate Secretary

Bruce C. Kirchhoff
Vice President and General Counsel

William Heissenbuttel
Vice President Corporate Development

CORPORATE HEADQUARTERS

Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660 (phone)
(303) 595-9385 (fax)
E-mail: info@royalgold.com

WEBSITE

www.royalgold.com

LEGAL COUNSEL

Hogan Lovells US LLP
Denver, Colorado

AUDITORS

PricewaterhouseCoopers LLP
Denver, Colorado

TRANSFER AGENT/REGISTRARS

For Holders of Royal Gold Common Stock:
Computershare Investor Services
Mailing addresses:
For standard U.S. postal mail:
Computershare Investor Services
PO Box 43070
Providence, RI 02940-3070
For overnight/express delivery:
Computershare Investor Services
250 Royall Street
Canton, MA 02021
Telephone and Fax:
1-800-962-4284 (toll free)
(781) 575-3120 (International)
(303) 262-0700 (fax)

For Holders of Royal Gold Exchangeable Shares:
Computershare Trust Company of Canada
Suite 600, 530 8th Ave. SW
Calgary, Alberta T2P 3S8, Canada
Attention: Manager, Client Services
Phone: (403) 267-6800
Fax: (403) 267-6529

TRANSFER AGENT/REGISTRARS (continued)

For inquiries on how to convert International Royalty Corp. shares into Royal Gold shares, contact the Depositary:
CIBC Mellon Trust Company
PO Box 1036
Adelaide Street Postal Station
Toronto, Ontario MSC 2K4, Canada
Attention: Corporate Restructures
Phone: 1-800-387-0825
Fax: (416) 643-5501
Email: inquiries@cibcmellon.com

STOCK EXCHANGE LISTINGS

NASDAQ Global Select Market
(Symbol: RGLD)
Toronto Stock Exchange
(Symbol: RGL)

INVESTOR RELATIONS

Copies of Royal Gold's Annual Report on Form 10-K for the fiscal year ended June 30, 2010 are available at no charge. Please direct requests and investor relations questions to:

Karen Gross
Vice President and Corporate Secretary
(303) 575-6504
E-mail: kgross@royalgold.com

SHAREHOLDER INFORMATION

It is important for our shareholders to get timely information about Royal Gold. All shareholders are encouraged to visit the Company's website at www.royalgold.com for the latest news or to sign up for our email list.

Design: Mark Mock Design Associates Photography of Royal Gold Management Personnel: Tejada Photography, Inc. Printing: Merrill Corporation



ROYAL GOLD, INC

1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202-1132
www.royalgold.com